UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

The Company is filing herewith certain financial information which the Company duly made public on May 29, 2013 (unaudited financial information) and August 27, 2013 (limited audit financial information) respectively, in each case by publication on the Company’s website.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

at March 31, 2013 and December 31, 2012

1

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

2

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of March 31, 2013 and December 31, 2012

 (Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	03.31.2012	12.31.2012
		ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	4	46,197,144	55,522,255
Other financial assets	5	41,157	128,581
Other non-financial assets	6.1	18,771,616	18,202,838
Trade and other accounts receivable, net	7	131,676,791	152,816,916
Accounts receivable from related companies	11.1	4,224,123	5,324,389
Inventory	8	103,230,041	89,319,826
Current tax assets	9.1	4,333,809	2,879,393
Assets classified as available for sale		4,527,989	2,977,969
Total Current Assets		313,002,670	327,172,167

Non-Current Assets::
Other non-financial, non-current assets	6.2	27,338,284	26,927,090
Trade and other accounts receivable, net	7	8,026,976	6,724,077
Accounts receivable from related companies, net	11.1	7,636	7,197
Equity method investments	13.1	75,008,073	73,080,061
Intangible assets others than goodwill, net	14.1	476,471,357	464,582,273
Goodwill	14.2	64,461,061	64,792,741
Property, plant and equipment, net	10.1	579,547,502	576,550,725
Total Non-Current Assets		1,230,860,889	1,212,664,164
Total Assets		1,543,863,559	1,539,836,331

The accompanying notes 1 to 28 form an integral part of these financial statements

3

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of March 31, 2013 and December 31, 2012

 (Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND NET EQUITY	NOTE	03.31.2013	12.31.2012
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	111,870,070	106,248,019
Trade and other accounts payable	16	148,793,117	184,317,773
Accounts payable to related companies	11.2	20,940,905	32,727,212
Provisions	17	1,366,814	593,457
Income tax payable	9.2	3,696,679	1,114,810
Other non-financial liabilities	18	13,988,760	20,369,549
Total Current Liabilities		300,656,345	345,370,820

Non-Current Liabilities:
Other long - term-current financial liabilities	15	176,649,430	173,880,195
Trade and other accounts payable, long-term		1,818,832	1,930,233
Provisions	17	6,544,941	6,422,811
Deferred tax liabilities	9.4	113,228,855	111,414,626
Post-employment benefit liabilities	12.2	6,842,821	7,037,122
Other non-current liabilities	18	246,212	175,603
Total Non-Current Liabilities		305,331,091	300,860,590

Equity:	19
Issued capital		270,759,299	270,759,299
Treasury stock		(21,725)	(21,725)
Retained earnings		266,144,982	239,844,662
Accumulated other comprehensive income and capital reserves		380,667,563	363,581,513
Equity attributable to equity holders of the parent		917,550,119	874,163,749
Non-controlling interests		20,326,004	19,441,172
Total Equity		937,876,123	893,604,921
Total Liabilities and Equity		1,543,863,559	1,539,836,331

The accompanying notes 1 to 28 form an integral part of these financial statements

4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Income by Function

 (Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012
	NOTE	03.31.2013	03.31.2012
		ThCh$	ThCh$

Net sales		376,665,958	289,628,428
Cost of sales		(220,561,691)	(169,808,197)
Gross Profit		156,104,267	119,820,231
Other income	23	426,029	388,715
Distribution expenses		(39,315,729)	(29,686,920)
Administrative and sales expenses		(71,172,782)	(48,567,225)
Other expenses	24	(3,789,298)	(3,826,211)
Other income (expenses)	26	(1,682,852)	(316,271)
Finance income	25	629,200	720,851
Finance costs	25	(5,571,611)	(1,830,488)
Share in profit of equity method investees	13.3	527,533	1,334,764
Foreign exchange difference		989,260	(1,317,806)
Loss from indexed financial assets and liabilities		(276,299)	(448,829)
Net income before taxes		36,867,718	36,270,811
Income tax expense	9.3	(10,032,403)	(11,561,610)
Net income		26,835,315	24,709,201

Net income attributable to
Net income attributable to equity holders of the parent		26,300,320	24,708,322
Net income attributable to non-controlling interests		534,995	879
Net income		26,835,315	24,709,201

Earnings per Share, basic and diluted		Ch$	Ch$
Earnings per Series A Share	19.5	26.46	30.95
Earnings per Series B Share	19.5	29.11	34.05

The accompanying notes 1 to 28 form an integral part of these financial statements

5

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Comprehensive Income

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2013	01.01.2012
	03.31.2013	03.31.2012
	ThCh$	ThCh$
Net income	26,835,315	24,709,201
Foreign exchange translation adjustment, before taxes	11,317,469	(10,323,655)
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income	(170,474)	(358,648)
Comprehensive income	37,982,310	14,026,898
Comprehensive income attributable to:
Equity holders of the parent	37,097,478	14,028,194
Non-controlling interests	884,832	(1,296)
Total comprehensive income	37,982,310	14,026,898

 The accompanying notes 1 to 28 form an integral part of these financial statements

6

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

as of March 31, 2013 and 2012

 (Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2013	270,759,299	(21,725)	(63,555,545)	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—		26,300,320	26,300,320	534,995	26.835.315
Other comprehensive income	—	—	10,797,158	—	10,797,158	—	10,797,158	349,837	11.146.995
Comprehensive income	—		10,797,158	—	10,797,158	26,300,320	37,097,478	884,832	37.982.310
Increase (decrease) due to transfers and other changes	—	—	—	6,288,892	6,288,892	—	6,288,892	—	6.288.892
Total changes in equity	—	—	10,797,158	6,288,892	17,086,050	26,300,320	43,386,370	884,832	44,271,202
Ending balance at 03.31.2013	270,759,299	(21,725)	(52,758,387)	433,425,950	380,667,563	266,144,982	917,550,119	20,326,004	937,876,123

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2012	230,892,178	—	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	24,708,322	24,708,322	879	24.709.201
Other comprehensive income	—	—	(10,680,128)	—	(10,680,128)	—	(10,680,128)	(2,175)	(10.682.303)
Comprehensive income	—	—	(10,680,128)	—	(10,680,128)	24,708,322	14,028,194	(1,296)	14.026.898
Total changes in equity	—	—	(10,680,128)	—	(10,680,128)	24,708,322	14,028,194	(1,296)	14,026,898
Ending balance at 12.31.2012	230,892,178	—	(33,140,007)	5,435,538	(27,404,469)	232,810,390	435,998,099	7,719	436,005,818

The accompanying notes 1 to 28 form an integral part of these financial statements

7

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Cash Flows

 (Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2013	03.31.2012
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		558,959,306	416,639,865
Cash flows used in Operating Activities
Supplier payments (including taxes)		(415,706,245)	(300,113,133)
Payroll		(40,361,869)	(27,758,475)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(67,569,276)	(52,661,312)
Dividends received		—	725,000
Interest payments classified as from operations		(1,655,862)	(401,738)
Interest received classified as from operations		442,525	361,534
Income tax payments		(10,935,220)	(4,883,116)
Cash flows used in other operating activities		(1,889,451)	(1,039,785)
Net cash flows provided by Operating Activities		21,283,908	30,868,840
Cash flows provided by (used in) Investing Activities
Capital decrease in Envases CMF S.A. and Sale of 43% interest in Vital S.A., net of cash previously held		—	1,150,000
Proceeds from sale of property, plant and equipment		2,567,135	8,824
Purchase of property, plant and equipment		(34,627,459)	(20,838,364)
Proceeds from the maturity of marketable securities		—	8,295,270
Purchase of marketable securities		—	(1,180,000)
Payments on forward, term, option and financial exchange agreements		(517,094)	(546,882)
Other cash inputs (outputs)		66,795	89,035
Net cash flows used in Investing Activities		(32,510,623)	(13,022,117)

Cash Flows provided by (used in) Financing Activities
Short-term loans obtained		71,227,887	30,767,971
Loan payments		(67,785,572)	(32,277,436)
Financial lease liability payments		(15,748)	—
Dividend payments by the reporting entity		(1,670,632)	(6,556,927)
Net cash flows used in Financing Activities		1,755,935	(8,066,392)
Increase (Decrease) in Cash and cash equivalents, before effects of variations in foreign exchange rates		(9,470,780)	9,780,331
Effects of variations in foreign exchange rates on cash and cash equivalents		145,669	(876,433)
Net decrease in cash and cash equivalents		(9,325,111)	8,903,898
Cash and cash equivalents — beginning of year	4	55,522,255	31,297,922
Cash and cash equivalents - end of year	4	46,197,144	40,201,820

The accompanying notes 1 to 28 form an integral part of these financial statements

8

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

a)        Securities Registration and description of business

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory is the whole country.

The Company holds separate distribution licenses from The Coca-Cola Company for all of its territories.  The licenses for the territories in Chile expire in 2013 and 2018; in Argentina they expire in 2013 and 2017; in Brazil they expire in 2017; while in Paraguay it expires in 2014. All these licenses are renewable on similar terms, unless either the Company or The Coca-Cola Company choose not to do so. The Company currently expect that the licenses will be renewed upon expiration based on similar terms and conditions.

As of Mach 31, 2013 the Freire Group and related companies hold 55.35% of the outstanding shares with voting rights corresponding to the Series A shares.

The main offices of Embotelladora Andina S.A. are located at Avenue El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

b)        Merger with Embotelladoras Coca-Cola Polar S.A.

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in: Chile, servicing territories in the II, III, IV, XI and XII regions; Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and Paraguay, servicing the whole country.  The merger was made in order to reinforce the Company’s leadership position among Coca-Cola bottlers in South America.

9

NOTE 1 - CORPORATE INFORMATION (Continued)

The merger is being accounted for as the acquisition of Polar by the Company.  Prior to closing, the merger was approved by the shareholders of both of the companies, as well as the Chilean Superintendence of Securities and Insurance, and the Coca-Cola Company.   The terms of the merger prescribed the exchange of newly issued Company shares at a rate of 0.33269 Series A shares and 0.33269 Series B shares, for each outstanding share of Polar.

The physical exchange of shares took place on October 16, 2012, with which former shareholders of Polar then having a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the actual control over day-to-day operations of Polar transferred to the Company as of October 1, 2012, and the Company began consolidating Polar’s operations from that date forward. Additionally and as a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interest in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. that added to its previous ownership interest in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus incorporate them into the consolidation of the consolidated financial statements beginning October 1, 2012.

Under IFRS 3, because the acquisition of control over Vital Jugos S.A. and Vital Aguas S.A, and Envases Central S.A. was made in stages, the preexisting equity method investment must be valued at fair value at the time of de-recognition, with the differences between fair value and book value being recognized in the result of the period in which control is obtained. The Company has not recognized a gain (or loss) in its 2012 results, because book values of the equity method investments approximated their fair values at the date of de-recognition.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$461,568,641 based on a share price of Ch$2,220 per Series A share and Ch$2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of Ch$4,517,661 were expensed as incurred, and recorded as a component of other expenses by function in the Company’s accompanying consolidated income statement..

10

NOTE 1 - CORPORATE INFORMATION (Continued)

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$4,760,888	66,536,012
Property, plant and equipment	153,012,024
Other non-current assets	15,221,922
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total Assets	694,163,878
Indebtedness	(99,924,279)
Other liabilities (includes deferred taxes of ThCh$81,672,940)	(149,131,026)
Total liabilities	(249,055,305)
Net Assets AcquiredAmounts attributed to non-controlling interests	445,108,573
Goodwill	16,460,068
Total consideration excluding non-controlling interests	461,568,641

The Company carried out the fair value of distribution rights, property, plant and equipment with the assistance of third-party valuations.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the cash generating unit of the Company in Chile (ThCh$8,503,023), Argentina (ThCh$1,041,633), and Paraguay (ThCh$6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

Condensed financial information of Polar for the period between January 1, 2013 and March 31, 2013 is as follows:

ThCh$
Net sales	87,620,026
Income before taxes	7,019,422
Net income	6,509,636

11

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

Consolidated statements of financial position: At March 31, 2013 and December, 2012.

Consolidated income statements by function and comprehensive income: For the years ended March 31, 2013 and 2012.

Consolidated statements of cash flows: For the years ended March 31, 2013 and 2012, using the “direct method”.

Consolidated statements of changes in equity:  For the years ended March 31, 2013 and 2012.

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                                       Basis of preparation

The accompany consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Those Spanish language IFRS consolidated financial statements consisted of consoliated statements of financial position as of March, 31 2013 and 2012 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two years then ended.  Those Spanish language IFRS consolidated financial statements were then subsequently approved by the Company’s shareholders during its May 28, 2013 meeting.

The accompanying English language IFRS consolidated financial statements are consistent with the previously issued Spanish language IFRS consolidated financial statements.

12

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English, as explained above.

2.3                               Basis of consolidation

2.3.1                             Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Parent Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of March 31, 2013 and December 31,2012 and results of operations and cash flows for the years ended March 31, 2013 and 2012. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost plus non-controlling interest above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances, and unrealized gains and losses, are eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to ensure uniformity with the policies adopted by the Company.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intra-group balances and transactions.

13

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		03-31-2013			12-31-2012
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A. (1)	0.92	99.07	99.99	—	99.98	99.98
Foreign	Coca-Cola Polar Argentina S.A. (1)	—	—	—	5.00	95.00	99.99
96.705.990-0	Envases Central S. A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S. A.	0.08	97.75	97.83	0.08	97.75	97.83
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S. A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S. A.	17.10	49.40	66.50	17.10	49.40	66.50
96.845.500-0	Vital Jugos S. A.	15.00	50.00	65.00	15.00	50.00	65.00

(1)         On January 1, 2013 Coca-Cola Polar Argentina S.A. was absorbed byEmbotelladora del Atlántico S.A.

14

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3.2                     Equity method investments

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Company’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the interest the Company holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted for reporting purposes to assure uniformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and the Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Company are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and presentation currency.

15

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5.2                             Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. The gains and losses resulting from the settlement of these transactions and the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the income account by function.

The foreign exchange rates and values prevailing at the close of each of the periods presented were:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
03.31.2013	472.03	234.40	92.16	22,869.38	0.1181	605.40
03.31.2012	479.96	234.87	97.59	22,840.75	0.1100	634.45

2.5.3                             Translation of foreign subsidiaries

The financial position and results of operations of all entities in the Company (none of which use the currency of a hyperinflationary economy) operating under a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)                        Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate as of the reporting date;

(ii)                     Income and expenses of each income statement account are translated at the average foreign exchange rate for the period; and

(iii)                  All resulting translation differences are recognized as other comprehensive income.

The companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. Exchange rate differences from accounts receivable which are considered to be part of an equity investment, have been recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, those translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

16

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6                                       Property, plant, and equipment

The assets included in property, plant and equipment are recognized at their historical cost or the cost given as of the date of application of IFRS, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of the items less government subsidies resulting from the difference between the market interest rates of the financial liabilities and the preferential government credit rates. The historical cost also includes revaluations and price-level restatement of opening balances (attributed cost) at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Company and the cost of the element can be dependably determined. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal period in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the Company expects to use them.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are revised and adjusted at each reporting date, if necessary,

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Gains and losses on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

Items available for sale and that fulfill the conditions under IFRS 5 “Non-Current Assets Available for Sale” are separate from property, plant and equipment are presented under current assets as the lower value between book value and fair value less costs of sale

17

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess cost of acquisition and non-controlling interest over the fair value of the Company’s share in identifiable net assets of the subsidiary on the acquisition date.   The goodwill is recognized separately and tested annually for impairment. Goodwill is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.7.2                           Distribution rights

Distribution rights correspond to contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Chile and Paraguay acquired during the Polar merger.  Distribution rights have an indefinite useful life and are not amortized, given that that the Company believes that the bottling agreements will be indefinitely renewed by the Coca-Cola Company upon similar terms and conditions.  They are subject to impairment tests on a yearly basis.

2.7.3                           Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                               Impairment losses

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are annually tested for impairment loss. Amortizable assets and property, plant and equipment are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. The carrying value of the asset exceeding its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell or its value in use.

18

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that were impaired are reviewed at each reporting date to determine if the impairment loss should be reversed.

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivable, and assets held until maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur.

2.9.2                             Loans and accounts receivable

Loans and accounts receivable are not quoted in an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position and they are presented at their amortized cost.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are presented at their amortized cost, less impairment.

Accrued interest is recognized in the consolidated income statement under finance income during the year in which it occurs.

19

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10                                Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign currency exchange rate risk and the price of raw materials, property, plant and equipment, loan obligations and materially offset the risks that are hedged.

The method to recognize the resulting loss or gain, as well as its classification within the balance, depends on if the derivative has been appointed as a hedging instrument and of the item being hedged.

2.10.1                       Hedging derivative instruments

Hedging derivative instruments are recorded at fair value and the effect is recorded under assets, liabilities, income and expenses, along with any change in the reasonable value of the hedged asset or liability attributable to the risk covered.

2.10.2              Non-hedging derivative instruments

The derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “other income and losses”

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company has recorded a liability as of March 31, 2012 and December 31, 2012 foreign exchange derivatives contracts classified within the other current financial liabilities (current financial liabilities). These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:             Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:             Assumptions different to quoted prices included in Level 1 and that are applicable to assets and liabilities, be it directly (as price) or indirectly (i.e. derived from a price).

Level 3:             Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the years ended March 31, 2013 and 2012, there were no transfers of items between fair value measurements categories all of which were valued during the period using Level 2.

20

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11                                Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.12                                Trade receivable

Trade accounts receivable are recognized initially at amortized cost, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand, time deposits in banks and other short-term, highly liquid investments and low risk of change in value with purchased original maturities of three months or less.

2.14                                Other financial liabilities

Bank funding such as debt securities issued are initially recognized at fair value, net of transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.15                                 Government subsidies

Government subsidies are recognized at their fair value when it is sure that the subsidy will be received and that the Company will meet all the established conditions.

Operating cost-related subsidies are deferred and recognized on the income statement in the period of the corresponding operating cost.

Subsidies for the purchase of property, plant and equipment are deducted from the cost of the related asset in property, plant and equipment and recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

21

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Subsidiaries abroad account for income taxes according to the regulations of the country in which they operate.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rate in the year of reversal of the difference.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

The Company does not recognize deferred taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of reversal and it is likely that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company has established a provision for post-retirement compensation according to years of service that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on compensation because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision account for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19                                 Leases

a)        Operating

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

22

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)        Financial

Property, plant and equipment assets where the Company substantially maintains all the risks and benefits derived from them are classified as financial leases. Financial leases are capitalized at the inception of the lease at the lesser of the fair value of property plant and equipment asset leased and the present value of the minimum lease payments.

2.20                                Deposits for returnable containers

This is a liability comprised of cash collateral received from customers for bottles and other returnable containers made available to them.

The liability pertains to the deposit amount that is reimbursed if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. Estimation of the liability is based on the inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as a current liability because the Company does not have a legal right to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when earned and the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to clients.

2.22                                 Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company, related to the financing of advertising and promotional programs for its products in the territories where it has distribution licensing. The resources received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific elements of property, plant and equipment.  In those situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the respective assets acquired.

23

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                        Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1              Impairment of goodwill and intangible assets of indefinite useful life

The Company tests if goodwill and intangible assets of indefinite useful life (such as distribution rights) have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.

2.24.2                       Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or the amount at which a liability can be incurred or liquidated in an actual transaction among parties duly informed under conditions of mutual independence, different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  Lacking such an active market, the Company estimates said values based on the best information available, including the use of models or other valuation techniques.

The Company estimated the fair value of the intangible assets acquired as a result of the Polar merger based on the multiple period excess earning method, which implies the estimation of future cash flows generated by the intangible asset, adjusted by cash flows that do not come from the intangible asset, but from other assets.  For this, the Company estimated the time during which the intangible asset will generate cash flows, the cash flows themselves, cash flows from other assets and a discount rate.

Other assets acquired and implicit liabilities in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances including the cost of depreciated recovery and recent transaction values for comparable assets, among others. These methodologies require certain inputs to be estimated, including the estimation of future cash flows.

24

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24.3                      Allowances for doubtful accounts

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, allowances for doubtful accounts are determined based on historical collection history and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$139,703,767 at March 31, 2013 (ThCh$159,540,993 at December 31, 2012), net of an allowance for doubtful accounts provision of ThCh$2,369,678 at March 31, 2013 (ThCh$1,486,749 at December 31, 2012).

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.24.5                      Liabilities for returnable container collateral

The Company records a liability for deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the timing of disbursements.

25

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

The following IFRS and Interpretations of the IFRSIC have been published:

New Standards	Mandatory Effective Date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2015
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

This Standard introduces new requirements for the classification and measurement of financial assets and early application is permitted.  All financial assets must be classified in their entirety on the basis of the Company’s business model for financial asset management and the characteristics of contractual cash flows of financial assets.  Under this standard, financial assets are measured at the amortized cost or fair value.  Only financial assets classified as measured at the amortized cost must be impairment-tested.  This standard applies to years beginning on or after January 1, 2015, and it can be adopted earlier.

IFRS 10 “Consolidated Financial Statements” / IAS 27 “Separate Financial Statements”

This Standard supersedes the part of IAS 27 on Separate and Consolidated Financial Statements that spoke of accounting for consolidated financial statements.  It also includes matters in SIC-12, Special-Purpose Entities. IFRS 10 establishes one single control model that applies to all entities (including special purpose or structured entities).  The changes made by IFRS 10 will require that management exercise significant professional judgment in determining which entity is controlled and which must be consolidated.

IFRS 11 “Joint Arrangements”/ IAS 28 “Investments in Associates and Joint Ventures”

IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Joint Ventures.  IFRS 11 uses some of the terms used in IAS 31, but with different meanings.  IAS 31 identifies three types of joint ventures, but IFRS 11 only considers of two types (joint ventures and joint operations) when there is a joint control.  Since IFRS 11 uses the IFRS 10 principle of control to identify control, determining whether there is a joint control can change.  Moreover, IFRS 11 takes away the alternative of accounting for jointly controlled entities (JCEs) using a proportional consolidation.  Instead, JCEs meeting the definition of joint ventures must be accounted for using the equity method. An entity must recognize the assets, liabilities, income and expenses, if any, of joint operations, which include jointly controlled assets, former jointly controlled operations and former JCEs.

26

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all consolidation-related disclosures that were previously in IAS 27 as well as all disclosures previously included in IAS 31 and IAS 28.  These disclosures relate to the interests in related companies, joint arrangements, associates and structured entities. A number of new disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a new guide on how to measure fair value, when required or permitted by IFRS.  When an entity must use the fair value remains the same.  The standard changes the definition of fair value—Fair Value:  The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  Some new disclosures are also added.

Additionally it incorporates some new disclosures

Improvements and amendments		Mandatory application date

IFRS 7	Financial Instruments: Disclosure	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IAS 1	Presentation of Financial Statements	January 1, 2013
IAS 16	Property, Plant and Equipment	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 27	Consolidated and Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
IAS 32	Financial Instruments — Presentation	January 1, 2013
IAS 34	Interim Financial Reporting	January 1, 2013

IFRS 7 Financial Instruments: Disclosure

An amendment to IAS 7 was issued in December 2011 that requires entities to disclose under financial information the effects or possible effects of the compensation agreements of the financial instruments over the entity’s financial position. The rule is applicable beginning January 1, 2013.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities

June 28, 2012 the IASB issued amendments to clarify the transition guidance to IFRS 10 Consolidated Financial Statements. The amendments also provide additional transition exceptions in the application of IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in other Entities, limiting the requirement to provide restated comparative information only for the preceding comparative period. On the other hand, for the first year that IFRS 12 is applied, the requirement to present comparative information for the disclosures related to unconsolidated structured entities is removed. Effective date for the amendments are the annual periods beginning on or after January 1, 2013, also aligned with the effective date of IFRS 10, 11 and 12.

27

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IAS 1 “Presentation of Financial Statements”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraphs 10, 38 and 41, eliminated paragraphs 39-40 and added paragraphs 38A-38D and 40A-40D, clarifying the difference between voluntary additional comparative information and the minimum required comparative information.  Generally the minimum comparative period required is the previous period.  An entity must include comparative information in the notes related to the financial statements when the entity voluntarily supplies comparative information beyond the minimum comparative period required.  The additional comparative period does not need to contain a complete set of financial statements. Also, opening balances of the financial statements (known as the third balance sheet) must be presented in the following circumstances: when the entity changes its accounting policies; carries out retroactive restatements or reclassifications, and that this change has a material effect on the financial statement. The initial balance of the financial statement would be as of the previous period.  However, contrary to voluntary comparative information, the related notes are not required to accompany the third balance sheet. An entity will apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it is disclosed.

IAS 16 “Property, Plant and Equipment”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraph 8. The amendment clarifies that spare parts and auxiliary equipment that fulfill the definition of property, plant and equipment are not considered inventory. An entity will apply this amendment retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it is disclosed.

IAS 19 — “Employee Benefits”

On June 16 2011, the IASB published an amended IAS 19 — Employee Benefits that change accounting for defined benefit plans and termination benefits.  The amendments require recognition of changes in the defined benefit liability (asset) plan, eliminating the use of the corridor approach and accelerating the recognition of past service costs.  Changes in the defined benefit liability (asset) plan are separated in three components: service cost, net interest on liability (asset) for defined benefits and re-measurements of liability (asset) for defined benefits.

Net interest is calculated using the rate of return for high-quality corporate bonds.  This could be lower than the rate currently used to calculate the expected return over plan assets, resulting in a decrease of earnings for the period.  The amendments are effective for annual periods beginning on or after January 1, 2013, early adoption is permitted. Retrospective application is required with certain exceptions.

IAS 27 — Consolidated and Separate Financial Statements

In May 2011, IASB issued a revised IAS 27 with an amended title — Separate Financial Statements. IFRS 10 Consolidated Financial Statements establishes a single control model that applies to all entities and the requirements relating the preparation of consolidated financial statements.

28

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

IAS 28 — Investments in Associates and Joint Ventures

Issued in May 2011, IAS 28 Investments in Associates and Joint Ventures, prescribes accounting of investments in associates and establishes the requirements of application on the equity method to investments in associates and joint ventures.

IAS 32 “Financial Instruments — Presentation”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraphs 35, 37 and 39 and added paragraph 35A, that clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. An entity will apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and applies to annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it disclosed.

IAS 32 amendments issued in December 2011 clarify the differences in the application regarding compensation and reduce the diversity in the current application. The rule is applicable beginning January 1, 2014 and early application is permitted.

IAS 34 “Interim Financial Reporting”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraph 16A.  The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Amended paragraph 16A establishes that total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.

An entity will apply this amendment retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and applies to annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it disclosed.

Management of the Company and its subsidiaries have studied the impact of these new standards and have asserted they do not materially impact these consolidated financial statements.

29

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are determined based on the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors as the board makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

The four operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The income and expense related to corporate management are assigned to the Chilean operation in the operating segment.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

30

NOTE 3 —  REPORTING BY SEGMENT (Continued)

A summary of the Company’s segment operations in accordance to IFRS is as follows:

For the year ended March 31, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	120,083,511	107,630,146	119,321,387	29,630,914	376,665,958

Interest income	162,256	15,217	414,290	37,437	629,200
Interest expense	(2,222,088)	(749,321)	(2,496,381)	(103,821)	(5,571,611)

Interest income, net	(2,059,832)	(734,104)	(2,082,091)	(66,384)	(4,942,411)

Depreciation and amortization	(8,849,231)	(3,705,083)	(4,166,107)	(2,470,499)	(19,190,920)
Total significant expenses items	(101,850,575)	(98,668,714)	(102,837,544)	(22,340,479)	(325,697,312)
Net income of the segment reported	7,323,873	4,522,245	10,235,645	4,753,552	26,835,315

Share of the entity in income of associates accounted for using the equity method, total	83,634	—	443,899	—	527,533
Income tax expense (income)	1,387,627	2,018,253	6,371,327	255,196	10,032,403

Segment assets, total	753,054,914	186,953,088	326,641,935	277,213,622	1,543,863,559
Carrying amount in associates and joint ventures accounted for using the equity method, total	18,094,238	—	56,913,835	—	75,008,073

Capital expenditures and other	15,370,478	7,172,779	7,868,522	4,215,680	34,627,459
Liabilities of the segments, total	308,330,377	103,160,501	154,769,759	39,726,799	605,987,436

Cash flows provided by in Operating Activities	10,419,597	(1,451,997)	8,639,998	3,676,310	21,283,908
Cash flows used in Investing Activities	(12,851,633)	(6,882,899)	(7,886,009)	(4,890,082)	(32,510,623)
Cash flows used in Financing Activities	(4,240,933)	6,450,537	(453,669)	—	1,755,935

31

NOTE 3 —  REPORTING BY SEGMENT (Continued)

For the year ended March 31, 2012	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	89,110,633	76,295,911	124,221,884	289,628,428
Interest income	192,549	148,343	379,959	720,851
Interest expense	(1,342,839)	(383,333)	(104,316)	(1,830,488)
Interest income, net	(1,150,290)	(234,990)	275,643	(1,109,637)
Depreciation and amortization	(4,930,879)	(2,443,042)	(4,543,200)	(11,917,121)
Total significant expenses items	(76,578,045)	(69,230,006)	(106,084,418)	(251,892,469)

Net income of the segment reported	6,451,419	4,387,873	13,869,909	24,709,201

Share of the entity in income of associates accounted for using the equity method, total	853,090	—	481,674	1,334,764
Income tax expense (income)	1,911,216	2,530,106	7,120,288	11,561,610

Segment assets, total	330,988,903	109,804,674	284,006,885	724,800,462

Carrying amount in associates and joint ventures accounted for using the equity method, total	37,678,958	—	23,385,271	61,064,229
Capital expenditures and other	9,017,674	4,428,647	7,392,043	20,838,364
Liabilities of the segments, total	160,757,586	54,304,068	73,732,991	288,794,645

Cash flows provided by in Operating Activities	16,251,222	5,308,646	9,308,972	30,868,840
Cash flows used in Investing Activities	(714,276)	(4,934,805)	(7,373,036)	(13,022,117)
Cash flows used in Financing Activities	(6,600,857)	(1,391,375)	(74,160)	(8,066,392)

32

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of March 31, 2013 and December 31, 2012

Description By item	03.31.2013	12.31.2012
	ThCh$	ThCh$
Cash	371,559	871,173
Bank balances	21,289,320	24,171,486
Time deposits	772,157	783,223
Money market funds	23,764,108	29,696,373
Cash and cash equivalents	46,197,144	55,522,255

By currency	M$	ThCh$
Dollar	4,311,004	5,067,208
Argentine Peso	3,223,178	5,181,955
Chilean Peso	7,318,357	14,089,380
Paraguayan Guaraní	5,946,787	6,112,524
Brazilian Real	25,397,818	25,071,188
Cash and cash equivalents	46,197,144	55,522,255

4.1             Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at March 31, 2013 and December, 31 2012:

Issuance	Entity	Currency	Capital	Annual rate	12.31.2012
			THCH$	%	THCH$
03.27.2013	Banco Regional SAECA — Paraguay	Paraguayan Guaraní	772,157	3.50	772,157
		Total			772,157

Issuance	Entity	Currency	Capital	Annual Rate	12.31.2011
			THCH$	%	THCH$
12.28.2012	Banco Regional SAECA — Paraguay	Paraguayan Guaraní	783,223	3.50	783,223

		Total			783,223

33

NOTE 4 —  CASH AND CASH EQUIVALENTS (Continued)

4.2                               Money Market

Money market mutual fund shares are valued at the share value at the close of each fiscal period. Below is a description for the end of each period:

Institution	03.31.2013	12.31.2012
	ThCh$	ThCh$
Mutual fund Select Banco Itaú — Chile	792,121	1,989,833
Mutual fund Soberano Banco Itaú — Brasil	21,789,523	18,235,213
Mutual fund Corporativo Banco BBVA — Chile	900,202	2,081,666
Western Assets Institutional Cash	147,004	3,472,196
Mutual fund Banco Galicia	—	946,885
Mutual fund Patrimonio Banco Caixa Económica Federal - Brasil	—	2,833,080
Mutual fund Wells Fargo Bank	135,258	137,500

Total mutual fund	23,764,108	29,696,373

NOTE 5 —                   OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at March 31, 2013 at December 31, 2012, other than cash and cash equivalents.  They consist of time deposits expiring in the short term (more than three months), restricted mutual funds and derivative contracts. The detail of financial instruments is detailed as follows:

Time deposits

Placement	Maturity				Annual
date	date	Maturity	Currency	Principal	Rate	03.31.2013
		date		ThCh$	%	ThCh$

02.06.2013	06.06.2013	BBVA Banco Francés — Argentina	$ Arg	12,441	15.5	12,721
03.18.2013	03.14.2014	Banco Votorantim - Brasil	R$	16,447	8.82	17,487
Total						30,208

Bonds

Institution	ThCh$
Bonds Provinicia Buenos Aires - Argentina	10,949
Subtotal	10,949
Total other current financial assets	41,157

34

NOTE 5 —  OTHER CURRENT FINANCIAL ASSETS (Continued)

Time deposits

Placement	Maturity				Annual
date	date	Entity	Currency	Principal	Rate	12.31.2012
				ThCh$	%	ThCh$
03.25.2012	03.20.2013	Banco Votorantin - Brasil	R$	16,480	8.82	17,280
				Subtotal		17,280

Mutual Funds

Institution		ThCh$
Mutual Fund Banco Galicia (1)		111,301
Subtotal		111,301
Total other current financial assets	Total	128,581

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company

NOTE 6 —                                 CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1                          Other current non-financial assets

Descrption	03.31.2013	12.31.2012
	ThCh$	ThCh$
Prepaid insurance	221,809	182,015
Prepaid expenses	5,141,150	3,513,515
Fiscal credits	12,933,561	14,118,736
Other current assets	475,096	388,572
Total	18,771,616	18,202,838

Note 6.2                          Other non-current, non-financial assets

Description	03.31.2013	12.31.2012
	ThCh$	ThCh$
Prepaid expenses	2,637,846	2,515,235
Fiscal credits	5,856,469	5,880,191
Judicial deposits (1)	18,306,450	18,002,490
Others	537,519	529,174
Total	27,338,284	26,927,090

(1)                                 See note 21.1 2)

35

NOTE 7 —                                 TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	03.31.2013			12.31.2012
Trade and other accounts receivable	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
Current commercial debtors	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	90,948,452	(2,343,285)	88,605,167	115,998,388	(1,458,801)	114,539,587
Other current debtors	20,726,615	—	20,726,615	15,782,069	—	15,782,069
Current commercial debtors	111,675,067	(2,343,285)	109,331,782	131,780,457	(1,458,801)	130,321,656
Prepayments suppliers	4,357,887	—	4,357,887	4,021,021	—	4,021,021
Other current accounts receivable	18,013,515	(26,393)	17,987,122	18,502,187	(27,948)	18,474,239
Commercial debtors and other current accounts receivable	134,046,469	(2,369,678)	131,676,791	154,303,665	(1,486,749)	152,816,916

Non-current accounts receivable
Trade debtors	8,024,173	—	8,024,173	6,599,310	—	6,599,310
Other non-current debtors	2,803	—	2,803	124,767	—	124,767
Non-current accounts receivable	8,026,976	—	8,026,976	6,724,077	—	6,724,077
Trade and other accounts receivable	142,073,445	(2,369,678)	139,703,767	161,027,742	(1,486,749)	159,540,993

			N°
	Number of		Number of
Aging of debtor portfolio	clients	03.31.2013	clients	12.31.2012
		ThCh$		ThCh$
Up to date non-securitized portfolio	9,913	42,660,009	8,514	59,686,698
1 and 30 days	33,709	42,616,325	30,523	51,451,804
31 and 60 days	2,338	999,368	484	784,192
61 and 90 days	687	969,598	346	951,083
91 and 120 days	276	138,140	273	316,787
121 and 150 days	206	2,078	282	34,370
151 and 180 days	221	697,971	264	307,727
181 and 210 days	197	191,695	280	176,493
211 and 250 days	204	28,126	276	251,247
More than 250 days	168	10,669,315	1,362	8,637,297
Total	47,919	98,972,625	42,604	122,597,698

		03.31.2013		12.31.2012
		ThCh$		ThCh$
Current comercial debtors		90,948,452		115,998,388
Non-current comercial debtors		8,024,173		6,599,310
Total		98,972,625		122,597,698

36

NOTE 7 —                                 TRADE AND OTHER ACCOUNTS RECEIVABLE (Continued)

The change in the allowance for uncollectible receivables between January 1 and March 31, 2013, and January 1 and December 31, 2012 is presented below:

Item	03.31.2013	12.31.2012
	ThCh$	ThCh$
Initial balance	1,486,749	1,544,574
Bad debt expense	1,092,273	976,331
Write-off of accounts receivable	(187,022)	(843,766)
Increase (decrease) because of foreign exchange	(22,322)	(190,390)
Movement	882,929	(57,825)
Ending balance	2,369,678	1,486,749

NOTE 8 —                                 INVENTORY

The composition of inventory balances is detailed as follows:

Description	03.31.2013	12.31.2012
	ThCh$	ThCh$
Raw materials	49,291,482	41,942,176
Merchandise	13,940,338	8,797,194
Production inputs	425,743	1,125,276
Products in progress	616,879	705,637
Finished goods	25,016,021	22,792,255
Spare parts	15,206,592	14,479,488
Other inventory	490,377	1,504,926
Obsolescence provision (1)	(1,757,391)	(2,027,126)
Total	103,230,041	89,319,826

The cost of inventory recognized as a cost of sales totaled ThCh$220,561,691, ThCh$169,808,197  at March 31, 2013 and 2012 respectively.

(1)                   The provision for obsolescence is primarily related to the obsolescence of parts classified as inventories and less finished goods and raw materials.

37

NOTE 9 —                                 INCOME TAX AND DEFERRED TAXES

At the end of the period to March 31, 2013 the parent company has a Tax Income Fund amounting to M$64,446,138, consisting of profits with income tax credits from 1st. category by M$58,729,942 and utilities no credit for M $ 5,716,196

9.1     Current tax assets

Current tax receivables break down as follows:

Description	03.31.2013	12.31.2012
	ThCh$	ThCh$
Monthly provisional payments	3,307,131	2,319,627
Tax credits (1)	1,026,678	559,766
Total	4,333,809	2,879,393

(1)                   That item corresponds to income tax credits on account of training expenses, purchase of property, plant and equipment and donations.

9.2                               Current tax liabilities

Current tax payables correspond to the following items:

Description	03.31.2013	12.31.2012
	ThCh$	ThCh$
Income tax	3,626,315	355,363
Other	70,364	759,447
Balance	3,696,679	1,114,810

38

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.3                               Tax expense

The current and deferred income tax expenses for the periods ended March 31, 2013 and 2012 are detailed as follows:

Item	03.31.2013	03.31.2012
	ThCh$	ThCh$
Current tax expense	9,146,633	8,697,277
Adjustment to current tax from previous year	97,312	256
Other current tax expenses	(11,896)	322,703
Total net current tax expense	9,232,049	9,020,236
Deferred tax expenses	896,078	2,541,374
Other current tax deferred	(95.724)	—
Total deferred tax expenses	800.354	2.541.374
Income tax expense	10.032.403	11.561.610

39

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.4                               Deferred taxes

The net cumulative balances of temporary differences created deferred tax assets and liabilities, which are shown below:

	03.31.2013		12.31.2012
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	754,255	29,595,215	432,181	29,494,188
Obsolescence provision	821,385	—	637,675	—
Employee benefits	1,825,186	—	1,807,163	—
Post-employment benefits	—	260,685	—	277,510
Tax loss carry-forwards (1) and (2)	9,172,182	—	9,026,314	—
Contingency provision	2,415,783	—	2,020,821	—
Foreign exchange rate difference (Foreign Subsidiaries) (4)	—	9,082,265	—	9,145,349
Allowance for doubtful accounts	336,755	—	350,319	—
Tax incentives (Brazil) (3)	—	12,059,757	—	10,930,694
Assets and liabilities for placement of bonds	370,245	136,765	370,245	77,316
Leasing liabilities	383,508	—	430,476	—
Inventories	142,113	357,471	150,486	127,550
Distribution rights	—	77,667,486	—	76,559,423
Other	401,943	692,566	997,372	1,025,648
Subtotal	16,623,355	129,852,210	16,223,052	127,637,678
Net Liabilities	—	113,228,855	—	111,414,626

(1)                   Tax losses associated with our subsidiary in Chile Chile Andina SA, which is in the process of implementing its manufacturing and business operations, the amount amounts to M $ 4,048,984. The tax losses in Chile do not have expiration.

(2)                   Tax losses associated with the Ex - Coca Cola Polar Argentina SA, (now Embotelladora del Altántico S.A.) which are being exploited to the extent that Embotelladora del Altántico S.A. generate taxable profits. The amount in effect at March 31, 2013 amounted to M $ 4,971,605.

(3)                   Corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are financially recorded under results, but under tax rules they must be controlled in equity accounts, and cannot be distributed as dividends.

(4)                   Deferred tax generated by exchange rate difference upon translation of intercompany accounts with the Brazilian subsidiary Rio de Janeiro Refrescos Ltda. that financially are carried to comprehensive results, but under tax rules they are taxable in Brazil at the moment they are received.

40

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.5                               Deferred tax liability movement

Movement in deferred accounts is detailed as follows:

Item	03.31.2013	12.31.2012
	ThCh$	ThCh$

Initial Balance	111,414,626	35,245,490
Increase due to merger	—	76,544,806
Increase in deferred tax liabilities	874,398	4,453,994
Decrease due to foreign currency translation	939,831	(4,829,664)
Movements	1,814,229	76,169,136
Ending balance	113,228,855	111,414,626

9.6                               Distribution of domestic and foreign tax expenses

As of March 31, 2013 and 2012, domestic and foreign tax expenses are detailed as follows:

Income tax	03.31.2013	03.31.2012
	ThCh$	ThCh$
Current taxes
Foreign	(7,936,245)	(7,440,621)
Domestic	(1,295,804)	(1,579,615)
Current tax expense	(9,232,049)	(9,020,236)

Deferred taxes
Foreign	(708,531)	(2,209,773)
Domestic	(91,823)	(331,601)
Deferred tax expense	(800,354)	(2,541,374)
Income tax expense	(10,032,403)	(11,561,610)

41

NOTE 9 —  INCOME TAX AND DEFERRED TAXES (Continued)

9.7                               Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	03.31.2013	03.31.2012
	ThCh$	ThCh$
Income before taxes	36,867,718	36,270,811
Tax expense at legal rate (18.5%)	—	(6,710,100)
Tax expense at legal rate (20%)	(7,373,544)	—
Effect of a different tax rate in other jurisdictions	(4,122,671)	(4,233,151)

Permanent differences:
Non-taxable revenues	1,946,140	966,507
Non-deductible expenses	(764,423)	(1,190,499)
Other increases (decreases) in charge for legal taxes	282,095	(394,367)
Adjustments to tax expenses	1,463,812	(618,359)

Tax expense at the effective rate	(10,032,403)	(11,561,610)
Effective rate	27.2%	31.9%

Below are the income tax rates applicable in each jurisdiction where the Company does business:

	Rate
País	2013	2012
Chile	20%	18.5%
Brasil	34%	34%
Argentina	35%	35%
Paraguay	10%	—

42

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are itemized below for the close of each fiscal period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	03.31.2013	12.31.2012	03.31.2013	12.31.2012	03.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	57,774,362	61,735,710	—	—	57,774,362	61,735,710
Land	56,864,666	57,134,715	—	—	56,864,666	57,134,715
Buildings	160,759,195	163,759,761	(31,006,222)	(31,980,362)	129,752,973	131,779,399
Plant and equipment	345,491,311	346,179,261	(165,151,637)	(169,999,912)	180,339,674	176,179,349
Information technology	12,338,109	12,429,618	(6,743,828)	(6,629,395)	5,594,281	5,800,223
Fixed facilities and accessories	41.609.910	40,282,483	(17,516,421)	(15,443,891)	20,093,489	24,838,592
Vehicles	12,818,657	11,134,161	(4,055,746)	(3,298,464)	8,762,911	7,835,697
Improvements to leased property	129,977	130,240	(123,300)	(120,818)	6,677	9,422
Other property, plant and equipment (1)	319.999.754	294,974,382	(203,641,285)	(183,736,764)	116,358,469	111,237,618
Item	1,007,785,941	987,760,331	(428,238,439)	(411,209,606)	579,547,502	576,550,725

(1)        Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.

(2)        As of December 31, 2012 there were financial lease agreements for the purchase of vehicles in the subsidiary Rio de Janeiro Refrescos Ltda., and Tetrapak equipment in Argentina

The net balance of each of these categories at March 31, 2013 and December 31, 2012 is detailed as follows:

Other property, plant and equipment	03.31.2013	12.31.2012
	ThCh$	ThCh$
Bottles	61,135,046	59,983,147
Marketing and promotional assets	42,032,723	40,251,550
Other property, plant and equipment	13,190,700	11,002,921
Total	116,358,469	111,237,618

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo y Punta Arenas.

Argentina : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, Tierra del Fuego

Brazil : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.

Paraguay : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

43

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT (Continued)

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1  and March 31, 2013 and Januanry 1 at December 31, 2012

For the year ended 03.31.2013	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	15,416,812	562,426	79,377	2,699,447	148,031	3,872	—	—	11,670,766	30,580,731
Disposals	—	—	—	(2,084,215)	(220)	—	—	—	(736,435)	(2,820,870)
Transfers between items of property, plant and equipment	(18,893,500)	—	859,893	11,857,225	35,489	6,267	1,313,929	—	4,820,697	—
Transfers to assets held for sale, current	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Depreciation expense	—	—	(969,774)	(6,645,729)	(374,908)	(464,589)	(372,999)	(2,753)	(9,975,798)	(18,806,550)
Increase (decrease) in foreign currency translation	(484,660)	106,825	(839,259)	(51,805)	(12,993)	(142,381)	(13,716)	8	50,395	(1,387,586)
Other increases (decreases)	—	(939,300)	(1,156,663)	(49,366)	(1,341)	(148,272)	—	—	(708,774)	(3,003,716)
Total movements	(3,961,348)	(270,049)	(2,026,426)	4,160,325	(205,942)	(745,103)	927,214	(2,745)	5,120,851	2,996,777
Ending balance	57,774,362	56,864,666	129,752,973	180,339,674	5,594,281	24,093,489	8,762,911	6,677	116,358,469	579,547,502

44

NOTE 10 –  PROPERTY, PLANT AND EQUIPMENT (Continued)

For the year ended 12.31.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	59,622,568	—	163,015	16,253,430	590,141	33,027	1,623,662	—	50,800,843	129,086,686
Disposals	—	—	—	(425,844)	(32,575)	—	—	—	(712,471)	(1,170,890)
Transfers between items of property, plant and equipment	(62,379,694)	(263,320)	33,207,590	20,739,334	2,326,639	11,403,778	4,676,401	—	(9,710,728)	—
Transfers to assets held for sale, current	—	—	(2,977,969)	—	—	—	—	—	—	(2,977,969)
Additions due to merger(1)	18,267,801	25,288,317	46,717,142	58,602,133	2,068,712	24,765	591,579	—	40,370,384	191,930,833
Depreciation expense	—	—	(2,958,099)	(20,058,072)	(1,043,395)	(1,645,825)	(728,228)	(11,624)	(26,831,414)	(53,276,657)
Increase (decrease) in foreign currency translation	(1,699,125)	(2,729,259)	(7,833,909)	(8,547,363)	(236,756)	(422,406)	(133,634)	(2,934)	(13,619,288)	(35,224,674)
Other increases (decreases)	—	—	107,067	299,361	(15,883)	(4,956)	(132,887)	—	(2,133,773)	(1,881,071)
Total movements	13,811,550	22,295,738	66,424,837	66,862,979	3,656,883	9,388,383	5,896,893	(14,558)	38,163,553	226,486,258
Ending balance	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725

(1)          Corresponds to balances incorporated as of October 1, 2012 as a result of the consolidation of Embotellaoras Coca-Cola Polar S.A. and certain other companies explained in note 1 b).

45

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of March 31, 2012 and December 31, 2012 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2012
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Chilean pesos	3,910,674	4,893,956
96.517.210-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Chilean pesos	291,758	358,859
Foreign	Montevideo Refrescos S.A.	Related to shareholder	Uruguay	Dollars	—	51,215
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	21,485	20,058
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	206	301
		Total			4,224,123	5,324,389

11.1.2       Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2011
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	7,636	7,197
		Total			7,636	7,197

46

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

11.2           Accounts Payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2013	12.31.2012
					ThCh$	ThCh$
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	3,248,906	8,680,945
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Argentine peso	7,890,745	11,624,070
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Brazilian Reais	5,920,212	6,721,378
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	3,633,515	5,441,206
89.996.200-1	Envases del Pacifico S.A.	Related to director	Chile	Chilean pesos	247,527	259,613
		Total			20,940,905	32,727,212

47

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

11.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 03.31.2013
						ThCh$
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	26,955,333
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	2,540,081
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	866,516
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	12,537,228
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	810,445
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean pesos	514,587
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean pesos	149,430
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	4,547,409
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products dos	Chilean pesos	301,996
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Brazilian Reais	24,455,159
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Brazilian Reais	173,042
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Brazilian Reais	4,378,561
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine pesos	23,358,869
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	150,395
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine pesos	1,760,122
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean pesos	230,294
Foreingn	Coca Cola Perú	Related to shareholder	Chile	Purchase of finished products	Chilean pesos	551,228

48

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	76,756,589
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,184,671
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,731,636
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean pesos	1,245,309
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	1,016,520
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,722,611
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products dos	Chilean pesos	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Brazilian Reais	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Brazilian Reais	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Brazilian Reais	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Concentrate purchase	Argentine pesos	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean pesos	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	223,027
84.505.800-8	Vendomatica S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,358,380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling	Chilean pesos	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean pesos	4,697,898
93.899.000-K	Vital Jugos S.A.(1)	Associate	Chile	Purchase of finished products	Chilean pesos	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	14,618,933
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean pesos	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	4,065,125

(1)         Corresponds to transactions generated with Vital Aguas S.A:, Vital Jugos S.A. and Envases Central S.A. up until before taking control over those companies as a result of what has been described in Note 1b)

49

NOTE 11 —  RELATED PARTY DISCLOSURES (Continued)

11.4                        Payroll and benefits of the Company’s key employees

As of March 31, 2013 and 2012, Salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	03.31.2013	03.31.2012
	ThCh$	ThCh$
Executive wages, salaries and benefits	1,251,777	1,928,313
Director allowances	378,000	276,000
Total	1,629,777	2,204,313

NOTE 12 —  EMPLOYEE BENEFITS

As of March 31, 2013 and December 31 , 2012, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh 3,445,106 and ThCh$8,240,460, respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1                        Personnel expenses

As of March 31, 2013 and 2012, Personnel expenses included in the statement of consolidated income statement were:

Description	03.31.2013	03.31.2012
	ThCh$	ThCh$

Wages and salaries	38,019,643	25,049,252
Employee benefits	9,902,282	6,506,252
Severance and post-employment benefits	1,171,379	615,221
Other personnel expenses	2,334,409	1,554,348
Total	51,427,713	33,725,073

50

NOTE 12 —  EMPLOYEE BENEFITS (Continued)

12.2                        Post-employment benefits

This item represents the post employment benefits valued pursuant to Note 2.17.

Post-employment benefits	03.31.2013	12.31.2012
	ThCh$	ThCh$

Non-current provision	6,842,821	7,037,122
Total	6,842,821	7,037,122

12.3                        Post-employment benefit movement

The movements of post-employment benefits for the period January 1 to March 31, 2013 and the year ended December 31, 2012 are detailed as follows:

Movements	03.31.2013	12.31.2012
	ThCh$	ThCh$
Initial balance	7,037,122	5,130,015
Increase due to merger	—	189,921
Service costs	193,443	1,500,412
Interest costs	32,487	158,235
Net actuarial losses	299,219	1,010,136
Benefits paid	(719,450)	(951,597)
Total	6,842,821	7,037,122

12.4                        Assumptions

The actuarial assumptions used at March 31, 2013 and December 31, 2012 were

Assumption	2012	2012

Discount rate (1)	4.2%	5.1%
Expected salary increase rate (1)	3.5%	4.4%
Turnover rate	5.4%	5.4%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 años	60 years
Retirement age of men	65 años	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

51

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                        Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	03.31.2013	12.31.2012	03.31.2013	12.31.2012
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Pesos	18,094,238	17,848,010	50.00%	50.00%
Foreing	LEAO Alimentos e Bebidas Ltda. (4)	Brasil	Brazilian Real	20,928,102	—	9.57%	—
Foreign	Kaik Participacoes Ltda. (2)	Brasil	Brazilian Real	1,182,954	1,172,641	11.31%	11.31%
Extranjera	SRSA Participacoes Ltda. (4)	Brasil	Brazilian Real	67,735	—	40,00%	—
Foreign	Sistema de Alimentos de Bebidas Do Brasil Ltda. (2) and (4)	Brasil	Brazilian Real	—	9,587,589	—	5.74%
Foreign	Sorocaba Refrescos S.A.(3)	Brasil	Brazilian Real	34,735,044	34,709,914	40.00%	40.00%
Foreign	Holdfab2 Participacoes Societarias Ltda. (4)	Brasil	Brazilian Real	—	9,761,907	—	36.40%
	Total			75,008,073	73,080,061

(1)             In these companies, regardless of the percentage of ownership interest held in 2011, was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held,it has been determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(3)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company for an amount of ThCh33,496,920 during the last quarter of 2012.

(4)             During the year 2013 through corporate restructuring occurred in Brazil, which had in Sistema de Alimentos y Bbeidas Do Brasil Ltda and Holdfab 2 Participacoes Societarias Ltda. were merged into a new company called LEAO Alimentos e Bebidas Ltda. .Teh amounts investment by merging with respect to the shares received from the new Company were valued at book value, giving a negative goodwill of M$6,288,892, which is reflected in other reserves in shareholders’ waiting to be valuations made according to fair value that are required by the international financial reporting standards

52

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

13.2           Movement

The movement of investments in associates recorded using the equity method is shown below, for the period ended March 31, 2012 and the year ended December 31, 2012:

Details	03.31.2013	12.31.2012
	ThCh$	ThCh$
Initial Balance	73,080,061	60,290,966
Capital increases in equity investees	—	2,380,320
Acquisition of Sorocaba Refrescos S.A. (40%)	—	34,513,444
Low investment in Holdfab 2 Participacoes Soc. Ltda.and SABB exchanged for a new participation in Leao Alimentos e Bebidas Ltda.	(20,161,893)	—
Increase by 9.57% percentaje in new company Leao Alimentos e Bebidas Ltda	24,889,394	—
Dividends received	—	(402,148)
Share in operating income (a)	675,105	2,409,110
Goodwill in sale of property plant and equipment to Envases CMF	21,317	85,266
Amortization Fair Value Vital Jugos S. A. (a)	—	(77,475)
Decrease in foreign currency translation	(3,495,911)	(3,652,740)
Deconsolidation of certain equity method investments due to Polar merger	—	(22,466,682)
Ending balance	75,008,073	73,080,061

(a)         Refer to table below for a reconciliation of these amounts to those recorded in the accompanying consolidated income statement.

53

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

The main movements for the periods ended 2013 and 2012 are detailed as follows:

•             During 2012 Envases CMF S.A. has not paid dividends, notwithstanding the above, it is recognized the minimum dividend established by IFRS amounting to M $ 402,148

•             In accordance with the Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held April 10, 2012, a capital increase was agreed in the amount of ThCh$6,960,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid during the course of the year. The Andina Company met that capital increase in the percentage of the outstanding ownership at that date of 57% contributing ThCh$2,380,320.

•             After the merger with Embotelladoras Coca-Cola Polar, identified in Note 1b) the Andina Company acquired control in Vital Jugos S.A., Vital Aguas S.A. and Envases Central as of October 1, 2012, since it now holds an ownership interest of 72.0%, 73.6% and 59.27% respectively, and the substantive participating rights of other shareholders that previously existed are no longer in effect.

•             In November of 2012 and exercising the faculties given by the Shareholders’ Agreements, Coca-Cola Embonor S.A., purchased at book value 7.1% ownership interest in Vital Aguas S.A. and 7.0% ownership interest in Vital Jugos S.A. The disbursements received for these transactions amounted to ThCh$2,112,582

•             On August 30, 2012, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, on one part; and, on the other, Renosa Industria Brasileira de Bebidas S.A. have signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month of October with a payment of 146.9 million reais.

•             During the first quarter of 2013, there is a rearrangement in the Companies processors of juice products and mate in Brazil, merging companies Holdfab 2 Participacoes Ltda. and Sistema e Alimentos y Bebidas do Brasil Ltda in one company that is the legal successor called LEAO Alimentos y Bebidas Ltda..

54

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

•             In accordance with the Special Shareholders’ Meeting of Envases CMF S.A., held during December 2011, a capital reduction was agreed in the amount of ThCh$2,300,000, of which the Company shall receive ThCh$1,150,000, which was paid during the month of January 2012.

•             After the merger with Embotelladoras Coca-Cola Polar, identified in Note 1b) the Andina Company acquired control in Vital Jugos S.A., Vital Aguas S.A. and Envases Central as of October 1, 2012, since it now holds an ownership interest of 72.0%, 73.6% and 59.27% respectively, and the substantive participating rights of other shareholders that previously existed are no longer in effect.

•             In November of 2012 and exercising the faculties given by the Shareholders’ Agreements, Coca-Cola Embonor S.A., purchased at book value 7.1% ownership interest in Vital Aguas S.A. and 7.0% ownership interest in Vital Jugos S.A. The disbursements received for these transactions amounted to ThCh$2,112,582.

•             On August 30, 2012, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, on one part; and, on the other, Renosa Industria Brasileira de Bebidas S.A. have signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month of October with a payment of 146.9 million reais.   The Company is still in the process of completing its equity method purchase price allocation for this transaction.   Specifically, it is in the process of finalizing amounts to be assigned to non-monetary assets at the investee level.

55

13.3 Reconciliation of Income by Investment in Associates:

Details	03.31.2013	03.31.2012
	ThCh$	ThCh$
Equity in income of associates	675,105	1,570,709

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(168,889)	(257,262)
Amortization of gain sale of property plant and equipment Envases CMF	21,317	21,317
Amortization of fair value adjustments related to Vital acquisition	—	—
Income Statement Balance	527,533	1,334,764

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

13.4        Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of March 31, 2013:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	54,598,170	42,554,727	10,450,445	4,730,621	333,476,227
Total liabilities	16,990,208	21,929,444	44	4,561,284	171,410,427
Total revenue	10,953,927	—	—	—	12,800,688
Net income (loss) of associate	462,413	155,844	76,577	34,531	4,567,370

Reporting date	03/31/2013	03/28/2013	02/28/2013	02/28/2013	02/28/2013

56

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets not considered goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	March 31, 2013			December 31, 2012
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	491,318	(86,448)	404,870	497,998	(90,041)	407,957
Distribution rights	470,750,414	—	470,750,414	459,320,270	—	459,320,270
Software	14,041,306	(8,725,233)	5,316,073	13,597,796	(8,743,750)	4,854,046
Total	485,283,038	(8,811,681)	476,471,357	473,416,064	(8,833,791)	464,582,273

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to March 31, 2013 and January 1 to December 31, 2012:

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL (Continued)

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to March 31, 2013 and January 1 to December 31, 2012:

	March 31, 2013				December 31, 2012
	Distribution	Water			Distribution	Water
Description	Rights	rights	Software	Total	Rights	rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	M$	M$	M$	M$

Initial balance	459.320.270	407.957	4.854.046	464.582.273	—	422.463	716.394	1.138.857
Additions	—	—	849.865	849.865	—	—	3.506.266	3.506.266
Increase due to merger (1)	—	—	—	—	459.393.920	—	1.083.184	460.477.104
Amortization	—	(1.448)	(382.922)	(384.370)	—	(6.585)	(547.481)	(554.066)
Other increases (decreases)	11.430.144	(1.639)	(4.916)	11.423.589	(73.650)	(7.921)	95.683	14.112
Final balance	470.750.414	404.870	5.316.073	476.471.357	459.320.270	407.957	4.854.046	464.582.273

(1)          In accordance with what has been described in note 1b) corresponds to the rights to produce and distribute products under the Brand of Coca-Cola in the franchise territories maintained by Embotelladoras Coca-Cola Polar S.A. in Chile, Argentina and Paraguay.  Said distribution rights are not subject to amortization and are composed as follows:

57

M$
Chile	300,305,727
Paraguay	156,627,248
Argentina	2,387,295
Total	459,320,270

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL (Continued)

14.2           Goodwill

Movement in goodwill is detailed as follows:

Period ended March 31, 2013

Cash generating unit	01.01.2013	Additions (1)	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	03.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operation	8,503,023	—	—	—	8,503,023
Brazilian operation	35,536,967	—	—	(69,642)	35,467,325
Argentine operation	13,837,339	—	—	(772,874)	13,064,465
Paraguayan operation	6,915,412	—	—	510,836	7,426,248
Total	64,792,741	—	—	(331,680)	64,461,061

(1)         As explained in note 1b), corresponds to goodwill generated in the fair value valuation of assets and liabilities stemming from the merger with Embotelladoras Coca-Cola Polar S.A.

Year ended December 31, 2012

Cash generating unit	01.01.2012	Additions (1)	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operation	—	8,503,023	—	—	8,503,023
Brazilian operation	41,697,004	—	—	(6,160,037)	35,536,967
Argentine operation	15,855,174	1,041,633	—	(3,059,468)	13,837,339
Paraguayan operation	—	6,915,412	—	—	6,915,412
Total	57,552,178	16,460,068	—	(9,219,505)	64,792,741

58

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2012	12.31.2012
	ThCh$	ThCh$
Bank loans	91,098,195	87,278,613
Bonds payable	5,140,319	4,376,648
Deposits in guarantee	14,011,033	13,851,410
Forward contract obligations (see note 20)	1,280,623	394,652
Leasing agreements	339,900	346,696
Total	111,870,070	106,248,019

Non-current	12.31.2012	12.31.2012
	ThCh$	ThCh$
Bank loans	49,031,685	46,353,758
Bonds payable	126,470,748	126,356,040
Leasing agreements	1,146,997	1,170,397
Total	176,649,430	173,880,195

59

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.1.1                      Bank loans, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	03.31.2013	12.31.2012
												ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario	Argentina	Argentine Peso	Monthly	14.80%	9.90%	301,130	869,886	1,171,016	949,545
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santa Fe	Argentina	Argentine Peso	Trimestral	15.00%	15.00%	—	182,016	182,016	96,370
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	Trimestral	15.00%	15.00%	—	51,840	51,840	27,447
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Bicentenario	Argentina	Argentine Peso	Monthly	15.25%	15.25%	—	180,976	180,976	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santa Fe	Argentina	Argentine Peso	At maturity	12.85%	12.85%	6,840,602	—	6,840,602	6,500,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	16.00%	16.00%	432,898	—	432,898	645,870
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine Peso	At maturity	13.75%	13.75%	3,692,762	—	3,692,762	3,896,499
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Standard Bank	Argentina	Argentine Peso	At maturity	15.50%	15.50%	—	—	—	913
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación	Argentina	Argentine Peso	At maturity	14.75%	14.75%	1,843,200	—	1,843,200	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	12.20%	12.20%	2,425,953	—	2,425,953	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Brazilian Real	Monthly	9.40%	9.40%	33,757	101,012	134,769	134,864
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	6.63%	6.63%	274,170	771,112	1,045,282	941,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	7.15%	7.15%	81,739	233,659	315,398	328,872
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	2.99%	3.52%	—	—	—	525,091
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	9.52%	9.52%	—	1,240,722	1,240,722	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	2,876,921	—	2,876,921	2,828,742
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	Semiannually	5.76%	5.76%	360,835	330,000	690,835	671,827
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.60%	6.60%	9,321,377	—	9,321,377	9,171,557
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.82%	6.82%	62,707	2,300,000	2,362,707	2,323,515
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	2,741,113	—	2,741,113	2,695,242
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	—	1,350	1,350	32,069
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Dollars	At maturity	3.36%	3.36%	23,527	1,416,690	1,440,217	1,452,145
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Dollars	At maturity	2.20%	2.20%	—	4,782,468	4,782,468	4,832,261
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	6.80%	6.80%	138,320	7,000,000	7,138,320	7,018,620
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.49%	6.49%	403,100	—	403,100	384,618
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	Banco BBVA	Chile	Chilean pesos	At maturity	6.25%	6.25%	5,045,000	—	5,045,000	7,521,185
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.83%	6.83%	260,530	10,250,000	10,510,530	10,335,540
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Chilean pesos	At maturity	6.80%	6.80%	189,833	7,500,000	7,689,833	7,562,333
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	6.85%	6.85%	—	10,870,174	10,870,174	10,694,653
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	4.30%	4.30%	—	5,091,959	5,091,959	5,031,567
93.899.000-K	Vital Jugos S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	9.50%	9.50%	133,223	—	133,223	—
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.680%	4.68%	—	441,634	441,634	674,516
											Total	91,098,195	87,278,613

60

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.1.2 Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	03.31.2013	12.31.2012
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario(1)	Argentina	Argentine Peso	At maturity	14.80%	14.80%	1,950,579	556,741	—	2,507,320	2,895,961
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BancoNación Bicentenario	Argentina	Argentine Peso	At maturity	9.90%	9.90%	521,011	151,962	—	672,973	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine Peso	At maturity	15.00%	15.00%	546,048	—	—	546,048	674,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine Peso	At maturity	15.25%	15.25%	944,640	—	—	944,640	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	15.00%	15.00%	155,520	—	—	155,520	192,130
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	15.25%	15.25%	239,616	—	—	239,616	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine Peso	At maturity	15.25%	15.25%	740,624	—	—	740,624	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Brazilian Real	Monthly	9.40%	9.40%	168,749	—	—	168,749	202,358
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	6.63%	6.63%	3,860,306	600,507	—	4,460,813	4,069,577
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	7.15%	7.15%	881,559	181,751	—	1,063,310	1,134,032
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	2.99%	3.52%	21,501,640	12,900,984	—	34,402,624	34,056,374
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	5.76%	5.76%	660,000	—	—	660,000	660,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	1,900,000	—	—	1,900,000	1,900,000
96.705.999-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	At maturity	4.29%	4.29%	569,448	—	—	569,448	568,735
												Total	49,031,685	46,353,758

(1)       The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.  The loan has been recorded in the financial statements at the fair value, i.e. using the market rate of 14.8% per annum.  The interest differential of ThCh$ 382,028  is recorded as a component of the fixed asset balance and depreciated over its estimated useful life.

61

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.2.1 Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	03.31.2013	12.31.2012	03.31.2013	12.31.2012	03.31.2013	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face rate interest)	5,396,827	4,728,582	127,329,379	127,169,976	132,726,206	131,898,558
Expenses of bond issuance and discounts on placement	(256,508)	(351,934)	(858,631)	(813,936)	(1,115,139)	(1,165,870)
Net balance presented in statement of financial position	5,140,319	4,376,648	126,470,748	126,356,040	131,611,067	130,732,688

15.2.2     Current and non-current balances

The bonds correspond to Series A, B and C UF bonds issued on the Chilean market. These instruments are further described below :

Bond registration or							Next
identification number		Face	Unit of	Interest	Final	Interest	amortization	Par value
Bond registration or	Series	amount	adjustment	rate	maturity	payment	of capital	03.31.2013	12.31.2012
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02/15/2014	82,774	255,057
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	06/01/2013	5,148,905	3,964,645
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02/15/2021	165,148	508,880
Total current portion								5,396,827	4,728,582

Bonds non-current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02/15/2014	22,869,380	22,840,750
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	06/01/2013	70,155,929	70,068,101
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02/15/2021	34,304,070	34,261,125
Total non-current portion								127,329,379	127,169,976

Accrued interest included in the current portion of bonds totaled ThCh$ 1,820,310 and ThCh$1,156,542  at March 31, 2013 and December 31, 2012, respectively

62

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.2.3        Non-current maturities

							Total
		Year of maturity					non-current
	Series	2014	2015	2016	2017	After	03.31.2013
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 640, 8/23/2010	A	5,717,345	5,717,345	5,717,345	5,717,345	—	22,869,380
SVS Registration 254, 6/13/2001	B	3,808,991	4,056,579	4,320,255	4,601,070	53,369,034	70,155,929
SVS Registration 641,08/23/2010	C	—	—	—	—	34,304,070	34,304,070
Total		9,526,336	9,773,927	10,037,600	10,318,415	87,673,104	127,329,379

15.2.4                     Restrictions

The bonds issued on the Chilean market had the following rating at March 31, 2013

AA +	:	Clasificación correspondiente a Fitch Chile
AA +	:	Clasificación correspondiente a Feller & Rate

15.2.5                     Restrictions

The following restrictions apply to the issuance and placement of the Company’s Series B bonds on the Chilean market in 2001, as well as Series A and C bonds in 2010, for a total of UF 6,200,000. Of that amount, UF 5,798,646.34 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity in the case of Series B bonds. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated Equity.

As of March 31, 2013 the amounts included in this indicadion are the following:	ThCh$
Other financial liabilities	111,870,070
Other non-current financial liabilities	176,649,430
Total Equity Consolidated	937,876,123

Based on these figures, the level of indebtedness amounts to 0.31 times the consolidated equity.

For Series A and C bonds, Embotelladora Andina S.A. must maintain a net financial indebtedness that does not exceed 1.5 times in its quarterly financial statements, measured against its consolidated financial statements.  For these effects, financial indebtedness level shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling

63

shareholders plus non controlling interest). On the other hand, net financial debt is the difference between financial debt and cash balance of the issuer.

As of March 31, 2013 the amounts included in this indicadion are the following:	ThCh$
Cash and cash equivalents	46,197,144
Other financial liabilities	111,870,070
Other non-current financial liabilities	176,649,430
Total Equity Consolidated	937,876,123

Based on these figures, the level of indebtedness amounts to 0.26 times shareholders’ equity ..

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

As of March 31, 2013 the amounts included in this restriction are the following:	ThCh$
Consolidated Assets free from pledges, mortgages and other taxes:	1,523,689,912
Non-guaranteed outstanding liabilities	288,519,500

Based on these figures Consolidated Assets free from pledges, mortgages and other taxes are equal to 5.28 times of non consolidated no garantizado.

•                                For Series B bonds the franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                For Series B bonds, the territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

•                                For A and C lines, not invest in instruments issued by related parties, nor engage in other activities with these parties that are not related to their general purpose, in conditions that are less favorable to the Issuer than those existing in the market.

64

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

•                                For A and C lines, maintain in quarterly financial statement, a Net Financial Hedging higher than 3 must be maintained.  Net Financial Hedging shall be the ratio between EBITDA of the issuer for the last 12 months and the net financial expenses (financial income less financial expenses) of the issuer for the last 12 months. However, this restriction will be deemed to be not in compliance when the mentioned net financial hedging level is lower than the lever before mentioned for two consecutive quarters.

At March 31, 2013 the values of the items included in this indicator are:	ThCh$
(+) Consolidated Ebitda between January 1 and March 31, 2013	64,806,676
(+) Consolidated Ebitda between January 1 and December 31, 2012	207,987,799
(-) Consolidated Ebitda between January 1 and March 31, 2012	53,483,207
Consolidated EBITDA 12 months (between April 1 2012 and March 31, 2013)	219,311,268

(+) Consolidated financial income between January 1 and March 31, 2013	629,200
(+) Consolidated financial income between January 1 and December 31, 2012	2,728,059
(-) Consolidated financial income between January 1 and March 31, 2012	720,851
Consolidated financial income 12 months (between April 1 2012 and March 31, 2013)	2,636,408

(+)Consolidated financial expenses between January 1 and March 31, 2013	5,571,611
(+)Consolidated financialexpenses between January 1 and December 31, 2012	11,172,753
(-)Consolidated financial expenses between January 1 and March 31, 2012	1,830,488
Consolidated financial expenses 12 months (between April 1 2012 and March 31, 2013)	14,913,876

Based on these figures, the level of net financial coverage (EBITDA / (Finance costs - Interest income)) totals 17.9 times.

The Company was in compliance with all financial covenants at March 31, 2013 and December 31, 2012

15.2.6        Fair value of financial liabilities

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2020, with semi-annual interest payments. At March 31, 2013 and December 31, 2012, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the Company in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

65

15.3.1                       Forward contract obligations

Please see the explanation in Note 20.

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES (Continued)

15.4.1                      Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax ID,	Year	Country	Currency	Year	Rate	Rate	90 days	1 year	03.31.2013	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	10.21%	10.22%	66,349	199,045	265,394	255,122
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brasil	Brazilian Real	Monthly	9.65%	9.47%	6,988	20,965	27,953	45,493
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	11,122	35,431	46,553	46,081

										Total	339,900	346,696

15.4.2  Noncurrent liabilities for leasing agreements

									Maturity			Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 years to up	3 years to up	More than de	at	at
Name	Country	Tax ID,	Year	Year	Currency	Year	Rate	Rate	3 years	5 years	5 years	03.31.2013	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	10.21%	10.22%	607,998	—	—	607,998	599,593
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	9.65%	9.47%	53,818	—	—	53,818	63,561
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	163,251	321,930	—	485,181	507,243

											Total	1,146,997	1,170,397

66

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2012	12.31.2012
	ThCh$	ThCh$
Trade accounts payable	132,791,597	159,211,448
Withholdings	11,461,492	23,529,819
Others	4,540,028	1,576,506
Total	148,793,117	184,317,773

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are the following:

03.31.2013
ThCh$
Maturity within one year term	3,386,068
Maturity after a term of one year to less than five years	2,157,798
Total	5,543,866

Total expenses related to operating leases maintained by the Company as of March 31, 2013 and 2012amounted to ThCh$1,763,758 and ThCh$1,795,055, respectively.

67

NOTE 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at March 31, 2013 and December 31, 2012 are detailed as follows:

Description	03.31.2013	12.31.2012
	ThCh$	ThCh$
Litigation (1)	6,953,386	6,821,165
Others	958,369	195,103
Total	7,911,755	7,016,268

Current	1,366,814	593,457
Non-current	6,544,941	6,422,811
Total	7,911,755	7,016,268

(1)             These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2           Movements

Movement in the main items included under provisions is detailed as follows:

	03.31.2013			12.31.2012
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	6,821,165	195,103	7,016,268	7,970,835	—	7,970,835
Increase due to mergen				325,174	136,826	462,000
Additional provisions	—	—	—	65,745	62,372	128,117
Increase (decrease) in existing provisions	58,245	—	58,245	851,150	—	851,150
Payments	183,387	774,692	958,079	(1,168,725)	—	(1,168,725)
	(187,627)	—	(187,627)
Increase (decrease) foreign exchange rate difference	78,216	(11,426)	66,790	(1,223,014)	(4,095)	(1,227,109)
Ending Balance	6,953,386	958,369	7,911,755	6,821,165	195,103	7,016,268

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each year end are detailed as follows:

68

Description	03.31.2012	12.31.2012
	ThCh$	ThCh$
Dividend payable	369,402	99,427
Employee remuneration payable	3,445,106	8,240,460
Accrued vacations	9,722,143	11,392,231
Other	698,321	813,034
Total	14,234,972	20,545,152

Current	13,988,760	20,369,549
Non-current	246,212	175,603
Total	14,234,972	20,545,152

NOTE 19 —   EQUITY

As a result of the merger agreement with Embotelladoras Coca-Cola Polar S.A described in note 1b), during 2012, 93,152,097 Series A shares and 93,152,097 Series B shares were issued and exchanged for 100% of the outstanding shares of Embotelladoras Coca-Cola Polar S.A.  The value in legal terms of this new issuance amounted to ThCh$39,867,121.

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$270,759,299 as of March 31, 2013, divided into 946,578,736 Series A and B shares. The distribution and classification of these is detailed as follows:

19.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	473,289,368	473,289,368	473,289,368
B	473,289,368	473,289,368	473,289,368

19.1.2        Capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$
A	135,379,649.5	135,379,649.5
B	135,379,649.5	135,379,649.5
Total	270,759,299.0	270,759,299.0

69

19.1.3        Rights of each series:

•                                                   Series A: Elect 12 of the 14 directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 directors .

NOTE 19 —   EQUITY (Continued)

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April, 2012 Annual Shareholders Meeting, the shareholders authorized the Board of Directors to pay interim dividends during July and October 2012 and January 2013, at its discretion.

During 2012, the Shareholders’ Meeting approved an extraordinary dividend payment against the retained earnings fund. It is not guaranteed that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$4,839,831 have been realized at March 31, 2013 and are available for distribution as dividends in accordance with the following:

70

Concept	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 03.31.2013	Amount of accumulated earnings at 03.31.2013
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,899,090)	9,639,033
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(478,487)	451,073
Deferred taxes complementary accounts	Amortization	(1,414,383)	833,113	(581,270)
Total		19,260,703	(4,839,831)	14,420,872

NOTE 19 —   EQUITY (Continued)

The dividends declared and paid during 2013 and 2012 are presented below:

Dividend payment date	Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2012 January	Interim	2011	8.50	9.35
2012 May	Final	2011	10.97	12.067
2012 May	Additional	Retained Earnings	24.30	26.73
2012 October	Interim	2012	12.24	13.46
2012 December	Interim	2012	24.48	26.93

19.3           Reserves

Reserves	2013	2012
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(52,758,387)	(63,555,545)
Otras reservas varias	6,288,892	—
Legal and statutory reserves	5,435,538	5,435,538
Total	380,667,563	363,581,513)

19.3.1        Polar acquisition

This amount corresponds to the the fair value of the issuance of shares of  Embotelladora Andina S.A. used to acquire Embotelladoras Coca-Cola Polar S.A.,.

19.3.2        Other reserves

Represents the excess of the value of the percentage shares in the new company received LEAO Alimentos e Bebidas Ltda., above the book values of the companies in which Rio de Janeiro Refrescos Ltda. had interests; “Sistema de Alimentos y Bebidas do Brasil Ltda. y Holdfab 2 Participacoes Societarias Ltda. “which were merged into the new company. The securities investment by merging with respect to the shares received from the new Company were valued at book values

71

19.3.3        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.4        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

NOTE 19 —   EQUITY (Continued)

Description	03.31.2013	12.31.2012
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(27,402,495)	(26,905,052)
Embotelladora del Atlántico S.A	(34,234,689)	(29,448,998)
Paraguay Refrescos S.A.	15,896,238	24,248
Exchange rate differences in related companies	(7,017,441)	(7,225,743)
Total	(52,758,387)	(63,555,545)

The movement of this reserve for the fiscal periods ended March 31, 2013 and  December 31, 2012 respectively is detailed as follows:

Description	03.31.2013	12.31.2012
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(497,443)	(25,630,195)
Embotelladora del Atlántico S.A	(4,785,691)	(10,376,803)
Paraguay Refrescos S.A.	15,871,990	24,248
Exchange rate differences in related companies	208,302	(5,112,916)
Total	10,797,158	(41,095,666)

72

19.4           Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The detail of this account at March 31, 2013 is as follows:

	Non-controlling Interests
	Percentage	Shareholders
Description	%	Equity y	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	9,520	818
Andina Empaques Argentina S.A.	0.0209	1,712	113
Paraguay Refrescos S.A.	2.1697	5,152,824	103,139
Inversiones Los Andes Ltda.	0.0001	53	1
Transportes Polar S.A.	0.0001	1	—
Vital S.A.	35.0000	8,978,544	166,780
Vital Aguas S.A.	33.5000	1,882,826	74,913
Envases Central S.A.	40.7300	4,300,489	189,230
Andina Inversiones Societarias S.A.	0.0001	35	1
Total		20,326,004	534,995

NOTE 19 —   EQUITY (Continued)

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	03.31.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	12,523,962	13,776,358	26,300,320
Average weighted number of shares	473,289,368	473,289,368	946,578,736
Earnings per basic and diluted share (in pesos)	26.46	29.11	27.78

	03.31.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	11,765,868	12,942,454	24,708,322
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	30.95	34.05	32.50

73

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at March 31, 2013 and December 31, 2012:

20.1     Currency forwards of items recognized for accounting purposes:

As of Marchr 31, 2013, the Company had agreements to guaranty bank liabilities in Brazil denominated in US dollars for an amount of ThUS$71.429, to convert them to reais at a different tax rate.  The valuation of said agreements was at fair value with a net loss of ThCh$1,126,060.  The effect of these agreements have been recognized as current financial liabilities and financial costs within the statement of income as of March 31, 2012.

20.2     Currency forwards for highly probable expected transactions:

During 2011, 2012 and 2013 the Company made agreements to hedge the exchange rate in the purchases of raw materials and future flows in 2012 and 2013. At March 31, 2013 The outstanding agreements totaled ThUS$88,405 at March 31, 2013 ThUS$ 88,405 (ThUS$140,000 at December 31, 2012). Those agreements were recorded at fair value, resulting in a net loss of ThCh$1,424,444 for the year ended at March 31, 2013 (net loss of ThCh$256,584 at March 31, 2012), and liabilities for derivative contracts of ThCh$1,280,623 were recognized at March 31, 2013 (ThCh$394,652 at March 31, 2012). Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

Fair value hierarchy

The Company had total assets related to its foreign exchange forward contracts of ThCh$1,280,623 and liabilities to ThCh$394,652 at March 31, 2013 and  2012, respectively, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)

Level 3: Assumptions for assets and liabilities that are not based on information observed directly in the market.

74

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES (Continued)

During the year ended  March 31, 2013 and 2012, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2

Fair Value Measurements at Marchr 31, 2013
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Asset	Inputs	Inputs	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities:
Current liabilities
Current financial liabilities	—	1,280,623	—	1,280,623
Total liabilities	—	1,280,623	—	1,280,623

Fair Value Measurements at December 31, 2012
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Asset	Inputs	Inputs	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities:
Current liabilities
Current financial liabilities	—	394,652	—	394,652
Total liabilities	—	394,652	—	394,652

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1           Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,230,185. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. The accounting provisions to cover contingencies of a probable loss total ThCh$5,314,755. Management considers it unlikely that non-provisioned contingencies will affect income and equity of the Company, based on the opinion of its legal counsel. As it is customary in Brazil, the Company has been required by the tax authorities to guarantee contingencies in the amounts of ThCh$18,306,450 at March 31, 2013 and ThCh$18,002,490 at March 31, 2012.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$175,984. Management considers it unlikely that non-provisioned contingencies will affect income and equity of the company, in the opinion of its legal advisors.

75

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of March 31, 2013 and December 31, 2012 are detailed as follows:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	amount at 03.31.2013	2013	2012	2013	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
a) Guarantees that compromise assets included in the Financial Statements

Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidia	Cash	Other non-financial assets	196,755	196,755	—	196,755	—
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidia	Cash	Other non-financial assets	11,910	11,910	19,993	—	—
Municipalidad San Martín	Embotelladora del Atlántico S.A.	Subsidia	Cash	Other non-financial assets	33,178	33,178	35,132	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidia	Guarantee receipt	Other non-financial assets	18,459,944	18,459,944	18,002,490	—	—
Varios Acreedores	Rio de Janeiro Refrescos Ltda.	Subsidia	Property, plant and equipment	Property, plant and equipment	1,471,860	1,471,860	1,679,818	—	—
				Total	20,173,647

b) Guarantees provided without compromisto asset included in the Financial Statements

Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidia	Guarantee insurance	Import	—	33,177	35,132	—	33,177
Estado rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidia	Guarantee receipt	Guarantee receipt	—	12,099,474	11,240,243	—	—
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Matriz	Guarantee receipt	Guarantee receipt	—	243,515	—	—	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Matriz	Guarantee receipt	Guarantee receipt	—	141,609	143,988	—	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Matriz	Guarantee receipt	Guarantee receipt	—	287,976	287,976	—	—
Echeverría Izquierdo Ingeniería y Construcción Ltda.	Embotelladora Andina S.A.	Matriz	Guarantee receipt	Guarantee receipt	—	452,442	—	—	—

76

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s businesses are exposed to diverse financial and market risks (including foreign exchange rate risk, fair value interest rate risk and price risk). The Company’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest rate risk

As of March 31, 2013, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Notwithstanding the above, the Company’s most significant indebtedness comes for the issuance of Bonds that are denominated in Unidades de Fomento, which is indexed to the inflation in Chile).  If the inflation in Chile had reached 1% (instead of 0.12%) for the period January 01 to March 31, 2013, the Company’s results would have decreased by ThCh$1,159,455

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business, the detail of which is detailed as follows:

Chilean Peso	Brazilean Real	Argentine Peso	Paraguayan Guarani
32%	32%	28%	8%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency (if US dollar liabilities exist).

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage at of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the four countries where the Company operates and remaining everything constant, it would generate a cumulative decrease in income March 31, 2013 of ThCh$1,963,300. Currently, the Company holds derivative contracts to cover this effect in Chile and Argentina, which do not qualify for hedge accounting according to IAS 39

77

NOTE 22 — FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

The exposure to foreign currency exchange conversion differences of subsidiaries abroad (Brazil, Argentina and Paraguay), because of the difference between monetary assets and liabilities (i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements) is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by management. Currently the Company does not have these kinds of hedge agreements.

In the period January to March 2013, the Brazilian real and the Argentine peso devaluations have presented average of 14.4% and 16.4% respectively with respect to the presentation currency for the same period of 2012. In the same period of 2013 Paraguayan Guarani presented with respect to appreciation to the presentation currency of 5.8% over the same period of 2012.

Currently in Argentina there are foreign exchange restrictions and there is a parallel currency market with an exchange rate which is higher than the official rate.-  If the Argentine peso were to devalue an additional 25% with respect to the Chilean peso, the effects upon results for the concept of translation from foreign subsidiaries would amount to a higher loss of ThCh$1,353,601. On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to a decrease in equity of ThCh$23,792,014.

If the Brazilian real devalued at least 2.4% with respect to the Chilean peso, the effect upon results for the concept of translation from foreign subsidiaries would amount to a higher gain of thCh$285,405.  On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to a smaller decrease in equity of ThCh$6,527,385

If the Paraguayan Guarani appreciated 3.0% with respect to the Chilean peso, the effect upon results for the concept of translation from foreign subsidiaries would amount to a higher gain of thCh$125,156. On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to an increase in equity of ThCh$8,668,411.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When warranted by market conditions commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the year ended March 31, 2013 of approximately ThCh$2,369,684.  To minimize and/or stabilize said risk, anticipated purchase and supply agreements are frequently obtained when market conditions are favorable.  Derivative instruments for commodities have also been used.

NOTE 22 — FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore our main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the

78

investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of March 31, 2013

	Year of maturity
Item	2013	2014	2015	2016	2017 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	95,602,503	18,246,000	14,281,607	12,696,487	10,102,925
Bonds payable	10,264,230	15,931,909	15,761,871	15,591,833	131,486,846
Purchase obligations	42,450,378	5,415,240	4,423,912	4,343,418	552,729
Operating lease obligations	4,697,482	1,386,046	975,917	570,311	—
Total	153,014,593	40,979,195	35,443,307	33,202,049	142,142,500

79

NOTE 23 —  OTHER INCOME

Other operating income is detailed as follows

	01.01.2013	01.01.2012
Description	03.31.2013	03.31.2012
	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	215,065	55,158
Adjustment judicial deposit (Brazil)	161,091	265,019
Other	49,873	68,538
Total	426,029	388,715

NOTE 24 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2013	01.01.2012
Item	03.31.2013	03.31.2012
	ThCh$	ThCh$
Tax on bank debits	1,532,224	1,118,659
Loss on sale participation Leao Jr. (Brasil)	1,176,284	—
Write-off of property, plant and equipment	—	264,609
Contingencies	493,204	469,710
Professional service fees	50,716	162,127
Loss on the sale of property, plant and equipment	63,049	115,518
Merger Andina-Polar (see note 13.2)	80,194	1,394,793
Other	393,627	300,795
Total	3,789,298	3,826,211

80

NOTE 25 — FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

a)             Finance income

	01.01.2013	01.01.2012
Description	03.31.2013	03.31.2012
	ThCh$	ThCh$
Interest income	539,240	586,330
Other interest income	89,960	134,521
Total	629,200	720,851

a)             Finance costs

	01.01.2013	01.01.2012
Description	03.31.2013	03.31.2012
	ThCh$	ThCh$
Bond interest	1,732,124	1,273,789
Bank loan interest	3,646,281	372,688
Other interest costs	193,206	184,011
Total	5,571,611	1,830,488

81

NOTE 26 —  OTHER INCOME AND EXPENSES

Other gains and losses are detailed as follows:

	01.01.2013	01.01.2012
Description	03.31.2013	03.31.2012
	ThCh$	ThCh$
Restructuring of operations (new Renca plant)	(104,743)	(57,088)
Gain (loss) derivatives transactions	(1,424,444)	(256,584)
Other income and outlays	(153,665)	(2,599)
Total	(1,682,852)	(316,271)

NOTE 27 —  ENVIRONMENT (UNAUDITED)

The Company has made disbursements totaling ThCh$1,506,020    for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other,

These disbursements by country are detailed as follows:

	Year ended March 31, 2013		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	674,893	124,388	—	—
Argentina	—	193,041	717,156	1,941,479
Brazil	232,411	257,068	286,725	268,623
Paraguay	21,346	2,873	—	3,983
Total	928,650	577,370	1,003,881	2,214,085

82

NOTE 28 —  SUBSEQUENT EVENTS

On April 25, 2013, final additional dividend number N° 184 was agreed to pay from retained earnings as follows:

a)             Ch$12.3 for each series A share; and

b)             Ch$13.53 for each series B share.

On April 25, 2013, final additional dividend number 185 was agreed to pay from retained earnings as follows:

a)             Ch$47.0 for each series A share; and

b)              Ch$51.7 for each series B share.

Except as stated above between March 31, 2013 and the date of issue of this report there are no subsequent events that could significantly affect the presentation of the statements of financial position.

83

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of June 30 (unaudited ), 2013 and December 31, 2012

Intermediate Consolidated Statements of Financial Position

ÍNDICE

Report of the Independents Auditors	1

Intermediate Consolidated Statements of Financial Position as of June 30, 2013 (unaudited) and December 31, 2012	3

Intermediate Consolidated Statements of Income by Function	5

Intermediate Consolidated Statements of Comprehensive Income	6

Statements of Changes in Equity	7

Intermediate Consolidated Statements of Cash Flows	8

Notes to the Consolidated Statements of Financial Position	9

Report of the Independents auditors

Santiago, August 27, 2013

To the Shareholders and Directors

Embotelladora Andina S.A.

We have reviewed the interim consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries as of June 30, 2013 and the interim consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2013, as well as the corresponding interim statements of cash flows and of changes in shareholders´ equity for the six-month period then ended. The interim consolidated statements of results and comprehensive results for the three-month and six-month periods ended on June 30, 2012 and the corresponding interim statements of cash flows and of changes in shareholders´ equity for the six-month period then ended, were reviewed by other auditors, whose report dated July 31, 2012, stated that based upon their review they had no knowledge of any significant amendment that must be carried out so that those statements would be in accordance with IAS 34 incorporated under International Financial Reporting Standards.  Other auditors whose report dated February 28, 2013, expressed an opinion without amendments over those financial statements in accordance with International Financial Reporting Standards audited the consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2012.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with IAS 34 “Interim financial reports” incorporated in the International financial reporting standards (IFRS). This responsibility includes the design, implementation and maintenance of an internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim financial information, in accordance with the preparation and presentation framework of applicable financial information.

Auditor’s Responsibility

It is our responsibility to make our reviews in accordance with generally accepted auditing standards in Chile applicable to reviews of interim financial reports. A review of interim financial reports consists mainly of applying analytical procedures and conducting inquires of the persons responsible for financial and accounting matters. The scope of a review is substantially less than that of an audit in accordance with generally accepted auditing standards in Chile, the purpose of which is to express an opinion on the financial information. Therefore, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any significant modification that should be made to the interim consolidated financial statements and the interim consolidated statements income and comprehensive income for the three-month and six-month periods ended June 30, 2013, and the corresponding interim statements of cash flows and of changes in shareholders´ equity for the six-month period then ended, in order for them to be in conformity with IAS 34, incorporated in the International Financial Reporting Standards.

(signed)
Eduardo Vergara D.
Chilean Tax Id Nº: 6.810.153-0

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2013 and December 31, 2012

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.2)

ASSETS	NOTE	06.30.2013	12.31.2012
		ThCh$	ThCh$
		(unaudited)
Current Assets:
Cash and cash equivalents	4	48,083,818	55,522,255
Other financial assets	5	1,347,996	128,581
Other non-financial assets	6.1	9,351,855	18,202,838
Trade and other receivable	7	128,638,475	152,816,916
Accounts receivable from related parties	11.1	3,717,739	5,324,389
Inventories	8	98,051,169	89,319,826
Current income tax assets	9.1	7,896,254	2,879,393
Total current assets excluding assets held for sale		297,087,306	324,194,198
Non-current assets held for sale		1,550,021	2,977,969
Total Current Assets		298,637,327	327,172,167

Non-Current Assets::
Other non-financial assets	6.2	28,238,171	26,927,090
Trade and other receivable	7	7,819,518	6,724,077
Accounts receivable from related parties	11.1	8,266	7,197
Investments under equity method of accounting	13.1	65,930,766	73,080,061
Intangible assets other than goodwill	14.1	471,402,644	464,582,273
Goodwill	14.2	63,679,751	64,792,741
Property, plant and equipment	10.1	599,647,840	576,550,725
Total Non-Current Assets		1,236,726,956	1,212,664,164
Total Assets		1,535,364,283	1,539,836,331

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Consolidated Interim Statements of Financial Position

as of June 30, 2013 and December 31, 2012

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.2)

LIABILITIES AND EQUITY	NOTE	06.30.2013	12.31.2012
		ThCh$	ThCh$
		(unaudited)
LIABILITIES
Current Liabilities:
Other financial liabilities	15	139,586,802	106,248,019
Trade and other accounts payable	16	129,822,289	184,317,773
Accounts payable to related parties	11.2	27,399,669	32,727,212
Provisions	17	506,110	593,457
Income tax payable	9.2	1,281,496	1,114,810
Other non-financial liabilities	18	63,644,389	20,369,549
Total Current Liabilities		362,240,755	345,370,820

Non-Current Liabilities:
Other financial liabilities	15	175,858,938	173,880,195
Trade and other payables		1,899,556	1,930,233
Provisions	17	6,796,030	6,422,811
Deferred income tax liabilities	9.4	116,298,059	111,414,626
Post-employment benefit liabilities	12.3	7,056,527	7,037,122
Other non-financial liabilities	18	246,451	175,603
Total Non-Current Liabilities		308,155,561	300,860,590

Equity:	19
Issued capital		270,759,299	270,759,299
Treasury shares		(21,725)	(21,725)
Retained earnings		209,005,510	239,844,662
Other reserves		365,018,659	363,581,513
Equity attributable to equity holders of the parent		844,761,743	874,163,749
Non-controlling interests		20,206,224	19,441,172
Total Equity		864,967,967	893,604,921
Total Liabilities and Equity		1,535,364,283	1,539,836,331

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function (unaudited)

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.2)

		01.01.2013	01.01.2012	04.01.2013	04.01.2012
	NOTE	06.30.2013	06.30.2012	06.30.2013	06.30.2012
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		703,329,507	524,098,561	326,663,549	234,470,133
Cost of sales		(421,144,650)	(313,996,688)	(200,582,959)	(144,188,491)
Gross Profit		282,184,857	210,101,873	126,080,590	90,281,642
Other income, by function	23	2,027,527	771,659	1,601,498	382,944
Distribution expenses		(74,487,454)	(54,220,052)	(35,171,725)	(24,533,132)
Administrative expenses		(134,972,741)	(93,984,635)	(63,799,959)	(45,417,410)
Other expenses, by function	24	(10,341,563)	(6,288,530)	(6,552,265)	(2,462,319)
Other gains	26	380,988	240,992	2,063,840	557,263
Finance income	25	1,248,613	1,455,563	619,413	734,712
Finance costs	25	(10,086,249)	(4,047,993)	(4,514,638)	(2,217,505)
Share of profit of investments using equity method of accounting	13.3	624,953	1,078,947	97,420	(255,817)
Foreign exchange differences		(541,283)	(2,239,925)	(1,530,543)	(922,119)
Loss from differences in indexed financial assets and liabilities		77,092	(611,039)	353,391	(162,210)
Net income before income taxes		56,114,740	52,256,860	19,247,022	15,986,049
Income tax expense	9.3	(15,078,527)	(16,183,934)	(5,046,124)	(4,622,324)
Net income		41,036,213	36,072,926	14,200,898	11,363,725

Net income attributable to:
- Equity holders of the parent		40,409,906	36,071,827	14,109,586	11,363,505
- Non-controlling interests		626,307	1,099	91,312	220
Net income		41,036,213	36,072,926	14,200,898	11,363,725

Earnings per Share, basic and diluted		$	$	$	$
Earnings per Series A Share	19.5	41.29	45.19	14.29	14.24
Earnings per Series B Share	19.5	45.42	49.71	15.72	15.66

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (unaudited)

(Translation of consolidated financial statements originally issued in Spanish – See Note 2.2)

	01.01.2013	01.01.2012	04.01.2013	04.01.2012
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	41,036,213	36,072,926	14,200,898	11,363,725
Other comprehensive income before tax:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences, before taxes	(240,006)	(24,984,285)	(11,557,475)	(14,660,630)
Gains on hedging operations	1,800,526	—	1,800,526	—
Income tax effect relating to foreign exchange translation differences included within other comprehensive income	627,550	945,942	798,024	1,304,590
Income tax relating to cash flow hedges included within other comprehensive income	(612,179)	—	(612,179)	—
Total comprehensive income	42,612,104	12,034,583	4,629,794	(1,992,315)
Total Comprehensive income attributable to:
- Equity holders of the parent	41,847,052	12,035,691	4,749,574	(1,992,503)
- Non-controlling interests	765,052	(1,108)	(119,780)	188
Total comprehensive income	42,612,104	12,034,583	4,629,794	(1,992,315)

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES (unaudited)

Consolidated Interim Statements of Changes in Equity

for the periods ended June 30, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2013	270,759,299	(21,725)	(63,555,545)	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	40,409,906	40,409,906	626,307	41.036.213
Other comprehensive income	—	—	248,799	1,188,347	—	1,437,146	—	1,437,146	138,745	1.575.891
Comprehensive income	—		248,799	1,188,347	—	1,437,146	40,409,906	41,847,052	765,052	42.612.104
Dividends	—	—	—	—	—	—	(71,249,058)	(71,249,058)	—	(71,249,058)
Total changes in equity	—	—	248,799	1,188,347	—	1,437,146	(30,839,152)	(29,402,006)	765,052	(28,636,954)
Ending balance at 06.30.2013 (Unaudited)	270,759,299	(21,725)	(63,306,746)	1,188,347	427,137,058	365,018,659	209,005,510	844,761,743	20,206,224	864,967,967

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedging reserve	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2012	230,892,178	—	(22,459,879)	—	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	36,071,827	36,071,827	1,099	36.072.926
Other comprehensive income	—	—	(24,036,136)	—	—	(24,036,136)	—	(24,036,136)	(2,207)	(24.038.343)
Comprehensive income	—	—	(24,036,136)	—	—	(24,036,136)	36,071,827	12,035,691	(1,108)	12.034.583
Dividends	—	—	—	—	—	—	(19,398,405)	(19,398,405)	—	(19,398,405)
Total changes in equity	—	—	(24,036,136)	—	—	(24,036,136)	16,673,422	(7,362,714)	(1,108)	(7,363,822)
Ending balance at 06.30.2012 (Unaudited)	230,892,178	—	(46,496,015)	—	5,435,538	(41,060,477)	224,775,490	414,607,191	7,907	414,615,098

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Consolidated Interim Statements of Cash Flows (unaudited)

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2013	01.01.2012
Cash flows generated from (used in) Operating Activities	NOTE	06.30.2013	06.30.2012
		ThCh$	ThCh$
Receipts from Operating Activities
Receipts from customers (including taxes)		954,277,973	758,384,521
Payments to Operating Activities
Payments to suppliers for goods and services (including taxes)		(655,311,121)	(541,857,021)
Payments to employees		(74,494,857)	(50,337,920)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(121,753,889)	(94,289,663)
Dividends received		2,085,032	725,000
Interest payments		(14,811,902)	(2,907,105)
Interest received		913,794	850,077
Income tax payments		(16,596,263)	(11,559,964)
Other cash movements		(2,557,992)	(2,090,508)
Net cash flows generated from Operating Activities		71,750,775	56,917,417
Cash flows generated from (used in) Investing Activities
Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltd.)		3,704,831	—
Cash flows from change in controls of subsidiaries and others (Capital decrease in Envases CMF S.A. and sale of 43% interest in Vital S.A., net of cash previously held)		—	1,150,000
Cash flows used in the purchase of non-controlling interests (capital contribution in Vital Jugos S.A. after its proportional sale)		—	(2,380,320)
Proceeds from sale of property, plant and equipment		2,941,154	337,907
Purchase of property, plant and equipment		(93,463,111)	(56,145,218)
Proceeds from other long term assets (term deposits over 90 days)		26,790	14,664,327
Purchase of other long term assets (term deposits over 90 days)		(37,667)	(1,197,942)
Payments on forward, term, option and financial exchange agreements		(849,032)	(126,751)
Receipts from forward, term, option and financial exchange agreements		34,838	207,015
Other cash movements		84,739	815,307
Net cash flows used in Investing Activities		(87,557,458)	(42,675,675)
Cash Flows generated from (used in) Financing Activities
Proceeds from long-term loans obtained		—	28,000,000
Proceeds from short-term loans obtained		171,379,067	66,478,315
Total loan proceeds		171,379,067	94,478,315
Loans payments		(135,335,022)	(59,301,852)
Payments of finance lease liabilities		(27,009)	—
Dividend payments by the reporting entity		(25,725,706)	(33,819,096)
Other cash movements		(1,769,109)	(1,634,773)
Net cash flows generated by (used in) Financing Activities		8,522,221	(277,406)
Net (decrease) increase in cash and cash equivalents before exchange differences
Effects of exchange differences on cash and cash equivalents		(7,284,462)	13,964,336
		(153,975)	(2,243,901)
Net decrease in cash and cash equivalents		(7,438,437)	11,720,435
Cash and cash equivalents — beginning of year	4	55,522,255	31,297,922
Cash and cash equivalents - end of year	4	48,083,818	43,018,357

The accompanying notes 1 to 29 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

NOTE 1 - CORPORATE INFORMATION

Securities Registration and description of business activitiesEmbotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country.

The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brasil, Argentina and Paraguay. The licenses for the territories in Chile expire in 2013 and 2018; in Argentina expire in 2013 and 2017; in Brazil expire in 2017; and in Paraguay expire in 2014. All these licenses are issued at The Coca-Cola Company´s discretion. The Company currently expects that these licenses will be renewed with similar terms and conditions upon expirations.

As of June 30, 2013, the Freire Group and its related companies hold 55.35% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

c)         Merger with Embotelladoras Coca-Cola Polar S.A.

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and in Paraguay, servicing the whole country.  The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

NOTE 1 - CORPORATE INFORMATION (Continued)

The merger with Polar is accounted for as an acquisition of Polar by the Company.  Prior to closing, the merger was approved by the shareholders of both companies, the Chilean Superintendence of Securities and Insurance, and the Coca-Cola Company.   The terms of the merger prescribes the newly issued shares of the Company to be exchanged at a rate of 0.33269 Series A shares and 0.33269 Series B shares for each share of Polar.

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders´Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$28,155,862,307 and  Ch$29,565,609,857, respectively, which represented Ch$35.27 per each Series A share and Ch$38.80 per each Series B share.

The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual controls over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operational results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise controls over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A. and Vital Aguas S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A. and Vital Aguas S.A, and Envases Central S.A. was achieved in stages, carrying value of the Company´s previously held equity interest in these entities is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in the income statement of the period in which control is obtained. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$461,568,641 based on a share price of Ch$2,220 per Series A share and Ch$2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of Ch$4,517,661 were expensed as incurred, and recorded as a component of other expenses by function in the Company’s accompanying consolidated income statement.

NOTE 1 - CORPORATE INFORMATION (Continued)

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$4,760,888	66,536,012
Property, plant and equipment	153,012,024
Other non-current assets	15,221,922
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total Assets	694,163,878
Indebtedness	(99,924,279)
Other liabilities (includes deferred taxes of ThCh$81,672,940)	(149,131,027)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

The Company determines the fair value of its distribution rights, property, plant and equipment using third-party valuations.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the cash generating units of the Company in Chile (ThCh$8,503,023), Argentina (ThCh$1,041,633), and Paraguay (ThCh$6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

Condensed financial information of Polar for the period between January 1, 2012 and June 30, 2012 is as follows:

(unaudited)
ThCh$
Net sales	156,990,658
Income before taxes	8,332,841
Net income	7,913,732

The proforma consolidated statement of income for the period between January 1 and June 30, 2012 is as follows:

(unaudited)
ThCh$
Net sales	696,369,222
Income before taxes	74,724,358
Net income	43,877,795

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1          Periods covered

These consolidated financial statements encompass the following periods:

Consolidated interim statements of financial position: For the period ended at June 30, 2013( unaudited) and December 31, 2012.

Consolidated interim statements of income by function and comprehensive income: For the periods from January 1 to June 30, 2013 and 2012 (unaudited) and for the interim three-month periods between April 1 and June 30, 2013 and 2012 (unaudited).

Consolidated interim statements of cash flows: For the periods from January 1 to June 30, 2013 (unaudited)  and 2012, using the “direct method”.

Consolidated interim statements of changes in equity:  For the periods between January 1 and June 30, 2013 and 2012 (unaudited).

The consolidated interim financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, unless otherwise stated.

2.2       Basis of preparation

The Company’s Consolidated Interim Financial Statements for the periods ended June 30, 2013, and December 31, 2012 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated statements of financial position of Embotelladora Andina S.A. and its subsidiaries as of June 30, 2013 and December, 31 2012, consolidated statements of income by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows in Spanish language, for the periods ended June 30, 2013 and 2012, which were approved by the Board of Directors during their meeting held on August 27, 2013.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards to be in accordance with IFRS.

2.3          Basis of consolidation

2.3.1          Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Parent Company and those companies under it controls (its subsidiaries). The Company has control when it has the power to govern the financial and operating policies of a company as well as to obtain benefits from its activities. They include assets and liabilities as of June 30, 2013 and  December 31, 2012 and results of operations and cash flows for the periods ended June 30, 2013 and 2012. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, equity securities and liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the acquisition cost and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The equity attributable for non-controlling interests and the results of the consolidated subsidiaries are recorded in equity under “non-controlling interests”, in the Consolidated Statement of Financial Position and under “net income attributable to non-controlling interests” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		06-30-2013 (unaudited)			12-31-2012
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A. (1)	0.92	99.07	99.99	—	99.98	99.98
Foreign	Coca Cola Polar Argentina S.A. (1)	—	—	—	5.00	94.99	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.5	—	66.50
96.845.500-0	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1)    On January 1, 2013, Embotelladora del Atlántico S.A absorbed Coca-Cola Polar Argentina S.A.

2.3.2                     Investments under equity method of accounting

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities dominated in foreign currencies at the closing exchange rates are recognized in the income statement by function.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
06.30.2013	507.16	228.90	94.13	22,852.67	0.1141	659.93
12.31.2012	479.96	234.87	97.59	22,840.75	0.1100	634.45
06.30.2012	501.84	248.28	110.85	22,627.36	—	635.08

2.5.3                             Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(iv)                  Assets and liabilities for each statement of financial position are translated at the closing exchange rate as of the reporting date;

(v)                     Income and expenses of each income statement are translated at average exchange rates for the period; and

(vi)                  All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In the consolidation, the translation differences arising from the translation of a net investment in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                                       Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditure that is directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatement of opening balances (attributable cost) at January 1, 2009, in accordance with exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The other repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items available for sale and that meet the conditions under IFRS 5 “Non-Current Assets Available for Sale” are recorded separately from property, plant and equipment and are stated under current assets at the lower value between carrying amount and fair value less costs to sell.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date.   Goodwill is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is allocated to each of the cash-generating units (CGU) in order to test for impairment. The allocation is made to CGUs that are expected to benefit from the synergies of the business combination.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Chile and Paraguay which were acquired during the Polar merger, as discussed in Note 1 b).  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                           Water rights

Water rights that have been paid for are included in the Company´s intangible assets and carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                               Impairment losses

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill, that are impaired, are reviewed at each reporting date for possible reversal of the impairment.

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they incur.

2.9.2                             Loans and receivables

Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost.

2.9.3                             Available for sale

Other financial assets include to bank deposits that the Company’s management has intention and ability to hold until their maturities. They are recorded in current assets as they mature in less than 12 months from the reporting date. They  are recorded at their amortized cost less impairment.

Accrued interest is recognized in the consolidated income statement under finance income during the period in which they incur.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate the risks relating to changes in foreign currency and exchange rates associated with loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.  The method of recognizing the resulting gain or loss, as well as its classification, depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged.

Prior to January 1, 2013, the Company’s derivatives agreements did not qualify for hedge accounting pursuant to IFRS requirements.  Therefore, the changes in fair value were immediately recognized in the income statement under “other income and losses”.

For the period ended June 30, 2013, the Company´s derivative agreements qualify for hedge accounting and designates derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedges). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.

The  Company  does not designate derivatives as hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge) or hedges of a net investment in a foreign operation (net investment hedge).

The full fair value of a hedging derivative is classified as a non-current financial asset or liability when the remaining hedged item is more than 12 months, and as a current financial current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current financial asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and  qualify  as  cash  flow  hedges  is  recognized  in  other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

2.10.1                       Derivative financial instruments designated for hedging

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

2.10.2              Derivative financial instruments not designated for hedging

Derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify for hedge accounting pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “other income and losses”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records an asset as of June 30, 2013 and a liability as of December 31, 2012 based on its derivative foreign exchange contracts, and these are classified within the other financial assets (current assets) and other current financial liabilities (current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the assets or liabilities that are not based on information observable market data.

During the period ended June 30, 2013, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expenses. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision is made for impairment of trade receivables when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.15           Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs incur.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be ultilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The gains or losses arising from changes in assumptions  (turnover, mortality, retirement, and other rates) are recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision account for the cost of vacation and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

2.19           Leases

c)         Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

d)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

2.20           Deposits for returnable containers

This liability comprises of cash collateral received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and cases in good condition, together with the original invoice. The liability is estimated based on  the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as current liability because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22           Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company, related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contribution received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                                Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1     Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any. The recoverable amounts of cash generating units are determined based on value-in-use calculations.  The key variables used in the calculations include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. The risk free rate discount rate in Brazil, Argentina and Paraguay was 15%; and there was an excess of the value-in-use over the respective assets, including goodwill in the Brazilian , Argentine  and Paraguayan  subsidiaries.

2.24.2        Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

The Company estimated the fair value of the intangible assets acquired from the Polar merger based on the multiple period excess earning method, which implies the estimation of future cash flows generated by those intangible assets, adjusted by cash flows that are generated from assets other than those intangible assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows amounts, cash flows from other assets and a discount rate.

Other assets acquired and liabilities assumed in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3       Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors. The balance of the Company’s trade receivables was ThCh$136,457,993 at June 30, 2013 (ThCh$159,540,993 at December 31, 2012), net of an allowance for doubtful accounts provision of ThCh$2,246,317 at June 30, 2013 (ThCh$1,486,749 at December 31, 2012). Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.24.4       Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s  estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of projected discounted cash flows (excluding interests) is lower than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.24.5       Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed returned if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or case. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25           New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2013

Standards and interpretations	Mandatory for the years beginning from

IAS 19 Revised “Employee Benefits”

Issued in June 2011, it supersedes IAS 19 (1998). This revised standard modifies how to recognize and measure expenses for defined benefit plans and termination benefits. Essentially, this modification eliminates the corridor method or fluctuation band and requites that the actuarial fluctuation of the period be recognized in Other Comprehensive Income. Additionally it includes modifications to disclosures of all employee benefits.

01/01/2013

IAS 27 “Separate Financial Statements”

Issued in May 2011, it supersedes IAS 27 (2008). The change of this standard is restricted only to separate financial statements. Under this change, the definition of control and consolidation were removed and included under IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the modification to IAS 28.

01/01/2013

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, it replaces the SIC-12 “Consolidation of special purpose entities” and guidance on control and consolidation of IAS 27 “Consolidated financial statements”. It provides clarifications and new parameters for the definition of control, as well as the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 11 “Joint Agreements”

Issued in May 2011, it replaces IAS 31 “Interests in joint ventures” and SIC-13 “Jointly controlled entities”. It provides a more realistic reflection of the joint agreements focusing on the rights and obligations arising from the agreements rather than its legal form. Some of the modifications include the elimination of the concept of jointly controlled assets and the option of proportional consolidation of entities under joint agreements. Early adoption is permitted in conjunction with IFRS 10, IFRS 12 and amendments to IAS 27 and 28.

01/01/2013

IFRS 13 “Fair Value Measurement”

Issued in May 2011, it brings together in a single standard the source of fair value measurement of assets and liabilities and disclosure requirements, and incorporates new concepts and clarifications for their measurement.

01/01/2013

IFRIC 20 ““Stripping Costs” in the production phase of a surface mine”

Issued in October 2011, it regulates the recognition of costs for the removal of mine waste materials “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. In addition, interpretation requires mining entities reporting under to write-off existing “Stripping Costs” assets to opening retained earnings if they cannot be attributed to an identifiable component of a deposit .

01/01/2013

Amendments and improvements	Mandatory for the years beginning from

IAS 1 “Presentation of Financial Statements”

Issued in June 2011, the main modification of this amendment is a requirement for entities to group items presented in Other Comprehensive Income on the basis whether they are potentially reclassifiable to income statement subsequently. Early adoption is permitted.

07/01/2012

IAS 28 “Investments in Associates and Joint Ventures”

Issued in May 2011, it regulates the accounting treatment of these investments through the application of the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and amendment to IAS 27.

01/01/2013

IFRS 7 “Financial Instruments: Disclosures”

Issued in December 2011, it includes improvements in current disclosures of offsetting financial assets and liabilities, in order to increase the convergence between IFRS and U.S. GAAP. These disclosures focus on quantitative information on the recognized financial instruments that are offset in the financial statement. Early adoption is permitted

01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Issued in March 2012, it provides an exception for retroactive application to the recognition and measurement of the loans received from the Government with interest rates below market, at the date of transition. Early adoption is permitted.

01/01/2013

Improvements to International Financial Reporting Standards Issued in May 2012.	01/01/2013

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — it clarifies that an entity may apply IFRS 1 more than once, under certain circumstances.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — It clarifies that an entity may chose to adopt IAS 23, “Borrowing Costs” on the transition date or since a previous date”

IAS 1 “Presentation of Financial Statements” - It clarifies requirements of comparative information when the entity presents a third balance column.

IFRS 1 “First Time Adoption of International Financial Reporting Standards” — As a consequence of the previous amendment to IAS 1, it clarifies that an entity adopting IFRS for the first time can deliver information in notes for all periods presented.

IAS 16 “Property, Plant and Equipment” — It clarifies that the spare parts and service equipment will be classified as Property, Plant and Equipment rather than inventory, as they meet the definition of Property, Plant and Equipment.

IAS 32 “Presentation of Financial Instruments” — It clarifies the treatment of income tax relative to distribution and transaction costs.

IAS 34 “Interim Financial Information” — It clarifies then presentation requirements of assets and liabilities by segments during interim periods, ratifying the same applicable requirements to the annual financial statements.

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Agreements” and IFRS 12, “Disclosure of Interest in Other Entities”

Issued in July 2012 — They clarify transitional provisions for IFRS 10, indicating that it is necessary to apply them the first day of the annual period in which the standard is adopted. Therefore, it may be necessary to make modifications to the comparative information presented in that period, if the evaluation of control over investment differs from what was recognized according to IAS 27/SIC 12.

The adoption of standards, amendments and interpretations previously described, does not have a material impact on the consolidated financial statements of the Company.

b)             New standards, interpretations and amendments issued, not applicable for the year 2013, for which early adoption of the same has been taken, are as follows.

Standards and interpretations	Mandatory for periods beginning on

IFRS 9 “Financial Instruments”

Issued in December 2009 - It modifies the classification and measurement of financial assets. Subsequently this standard was modified in November 2010 to include the treatment and classification of financial liabilities. Early adoption is permitted.

01/01/2015

IFRIC 21”Levies”

Issued in May 2013 - It defines a levy as an outflow of resources embodying economic benefits imposed by the Government to the entities in accordance with the legislation in force. It indicates the accounting treatment for a liability to pay a levy if that liability is within the scope of IAS 37. It states when a liability should be recognized for levies imposed by a public authority to operate in a specific market. It proposes that the liability is recognized when there is a source of obligation and payment cannot be avoided. The source of the obligation may occur at a certain date or gradually over time. Early adoption is permitted.

01/01/2014

Amendments and improvements	Mandatory for periods beginning on

IAS 32 “Presentation of Financial Instruments”

Issued in December 2011 - It clarifies the requirements for offsetting financial assets and liabilities in the financial statement. Specifically, it indicates that the offsetting right must be available on the date of the financial statement and not be dependent on a future event. It also indicates that it must be legally obligatory for counterparts both in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted.

01/01/2014

IAS 36 “Impairment of Assets”

Issued in May 2013 - It modifies the information disclosure of the recoverable amount of non-financial assets by aligning them with the requirements of IFRS 13. It requires disclosure of information about the recoverable amount of assets that are impaired if that amount is based on fair value less selling costs. Additionally, it requires among other things, that discount rates used in determining present values of the recoverable amount must be disclosed. Early adoption is permitted.

01/01/2014

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not significantly impact the consolidated financial statements of the Company in the period of its first application.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s  strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan  operations

The four operating segments conduct their businesses through the production and sale of soft drinks, other beverages, and packaging.

The income and expense relating to corporate management are assigned to the Chilean operation in the operating segment.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended June 30, 2013 (unaudited)	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Eliminations intercountries	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Net sales	227,717,946	200,295,964	222,088,390	54,259,702	(1,032,495)	703,329,507
Finance income	419,035	17,426	721,694	90,458	—	1,248,613
Finance costs	(6,000,841)	(1,935,096)	(1,943,440)	(206,872)	—	(10,086,249)
Finance income, net	(5,581,806)	(1,917,670)	(1,221,746)	(116,414)	—	(8,837,636)
Depreciation and amortization	(17,661,164)	(7,488,591)	(8,414,923)	(5,050,666)	—	(38,615,344)
Total expenses	(190,378,891)	(185,872,076)	(195,336,194)	(44,285,648)	1,032,495	(614,840,314)
Net income of the segment reported	14,096,085	5,017,627	17,115,527	4,806,974	—	41,036,213

Share of profit of associates using equity method of accounting	(26,439)	—	651,392	—	—	624,953
Income tax expense	3,453,737	2,397,874	8,887,624	339,292	—	15,078,527

Segment assets, total	757,860,048	197,659,466	315,297,032	264,547,737	—	1,535,364,283
Investments in associates using equity method of accounting	17,172,788	—	48,757,978	—	—	65,930,766
Capital expenditures and other	(29,945,979)	(19,854,926)	(34,019,883)	(9,642,323)	—	(93,463,111)
Segment liabilities, total	382,354,590	101,407,506	150,866,698	35,767,522	—	670,396,316

Cash flows generated from (used in) Operating Activities	30,827,445	(2,242,981)	31,930,088	11,236,223	—	71,750,775
Cash flows used in Investing Activities	(28,299,479)	(19,300,604)	(30,315,052)	(9,642,323)	—	(87,557,458)
Cash flows generated from (used in) Financing Activities	(9,864,287)	20,165,552	(1,050,218)	(728,826)	—	8,522,221

For the period ended June 30, 2012 (unaudited)	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Net sales	162,723,505	136,974,726	224,400,330	524,098,561
Finance income	441,372	252,315	761,876	1,455,563
Finance costs	(2,927,370)	(886,213)	(234,410)	(4,047,993)
Finance income, net	(2.485.998)	(633,898)	527,466	(2,592,430)
Depreciation and amortization	(10.188.682)	(5,098,492)	(8,691,958)	(23,979,132)
Total expenses	(140,050,105)	(125,513,295)	(195,890,673)	(461,454,073)
Net income of the segment reported	9,998,720	5,729,041	20,345,165	36,072,926

Share of profit of associates using equity method of accounting	856,568	—	222,379	1,078,947
Income tax expense	(2,711,594)	(3,350,662)	(10,121,678)	(16,183,934)

Segment assets, total	325,959,196	116,324,624	269,276,847	711,560,667
Investments in associates using equity method of accounting	40,194,091	—	21,451,555	61,645,646
Capital expenditures and other	27,977,721	14,276,334	16,271,483	58,525,538
Segment liability, total	168,623,307	59,717,742	68,604,520	296,945,569

Cash flows generated from Operating Activities	27,929,102	750,582	28,237,733	56,917,417
Cash flows used in Investing Activities	(13,184,060)	(13,221,197)	(16,270,418)	(42,675,675)
Cash flows generated from (used in) Financing Activities	(9,676,482)	9,520,350	(121,274)	(277,406)

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of June 30, 2013 and December 31, 2012:

Description By item	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Cash	667,115	871,173
Bank balances	17,797,411	24,171,486
Time deposits	4,043,610	783,223
Money market funds	25,575,682	29,696,373
Total cash and cash equivalents	48,083,818	55,522,255

By currency	ThCh$	ThCh$
Dollar	7,871,253	5,067,208
Argentine Peso	3,566,587	5,181,955
Chilean Peso	11,598,935	14,089,380
Paraguayan Guaraní	5,142,659	6,112,524
Brazilian Real	19,904,384	25,071,188
Total cash and cash equivalents	48,083,818	55,522,255

4.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at June 30, 2013 and December 31, 2012:

Placement date	Institution	Currency	Principal	Annual Rate	Balance 06.30.2013
			ThCh$	%	(unaudited)
					ThCh$
06-10-2013	Banco Santander	Chilean Pesos	1,100,000	5.16%	1,103,153
06-10-2013	Banco HSBC	Chilean Pesos	1,520,000	5.16%	1,524,353
06-28-2013	Banco Regional SAECA	Paraguayan Guaraní	1,416,104	3.50%	1,416,104
		Total			4,043,610

Placement date	Institution	Currency	Principal	Annual Rate	Balance 12.31.2012
			ThCh$	%	ThCh$
12-28-2012	Banco Regional SAECA	Paraguayan Guaraní	783,223	3.50	783,223

		Total			783,223

4.2             Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Mutual fund Soberano Banco Itaú — Brasil	15,016,049	18,235,213
Western Assets Institutional Cash	6,865,391	3,472,196
Mutual fund Select Banco Itaú — Chile	3,158,015	1,989,833
Mutual Fund Competitivo Banco BCI — Chile	384,228	—
Mutual fund Wells Fargo Bank	151,999	137,500
Mutual fund Corporativo Banco BBVA — Chile	—	2,081,666
Mutual fund Banco Galicia	—	946,885
Mutual fund Patrimonio Banco Caixa Económica Federal - Brasil	—	2,833,080

Total mutual fund	25,575,682	29,696,373

NOTE 5 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at June 30, 2013 and December 31, 2012, other than cash and cash equivalents.  They consist of time deposits with maturities in the short term (more than 90 days),restricted mutual funds and derivative contracts. Detail of financial instruments are detailed as follows:

Time deposits

Placement	Maturity				Annual	06.30.2013
date	date	Institution	Currency	Principal	Rate	(unaudited)
				ThCh$	%	ThCh$
06-06-2013	10-04-2013	BBVA Banco Francés - Argentina	$Arg	13,649	15.5	13,795
03-18-2013	03-14-2014	Banco Votorantim - Brasil	R$	17,072	8.82	17,255
				Subtotal		31,050

Bonds

Institution		06.30.2013
		(unaudited)
		ThCh$
Bonds Provincia Buenos Aires - Argentina		10,873
	Subtotal	10,873

Derivative contracts

		06.30.2013
		(unaudited)
		ThCh$
Please see details in Note 20		1,306,073
	Subtotal	1,306,073

Total other current financial assets	Total	1,347,996

Time deposits

Placement	Maturity				Annual
date	date	Institution	Currency	Principal	Rate	12.31.2012
				ThCh$	%	ThCh$

03-25-2012	03-20-2013	Banco Votorantim - Brasil	R$	16.480	8,82	17,280
				Total		17,280

Mutual Funds

Institution		ThCh$
Mutual Funds Banco Galicia (1)		111,301
	Subtotal	111,301

Total other current financial assets	Total	128,581

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company.

NOTE 6 —    CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

Description	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Prepaid insurance	849,276	182,015
Prepaid expenses	6,205,446	3,513,515
Fiscal credits	1,925,092	14,118,736
Custom deposits (Argentina)	116,013	239,879
Other current assets	256,028	148,693
Total	9,351,855	18,202,838

Note 6.2   Other non-current, non-financial assets

Description	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Prepaid expenses	2,915,047	2,515,235
Fiscal credits	4,878,815	5,880,191
Judicial deposits (1)	19,895,980	18,002,490
Others	548,329	529,174
Total	28,238,171	26,927,090

(2)       See note 21.2

NOTE 7 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	06.30.2013 (unaudited)			12.31.2012
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	80,185,444	(2,219,359)	77,966,085	115,998,388	(1,458,801)	114,539,587
Other current debtors	29,820,264	—	29,820,264	15,782,069	—	15,782,069
Current commercial debtors	110,005,708	(2,219,359)	107,786,349	131,780,457	(1,458,801)	130,321,656
Prepayments suppliers	18,872,275	—	18,872,275	4,021,021	—	4,021,021
Other current accounts receivable	2,006,809	(26,958)	1,979,851	18,502,187	(27,948)	18,474,239
Commercial debtors and other current accounts receivable	130,884,792	(2,246,317)	128,638,475	154,303,665	(1,486,749)	152,816,916

Non-current accounts receivable
Trade debtors	7,817,267	—	7,817,267	6,599,310	—	6,599,310
Other non-current debtors	2,251	—	2,251	124,767	—	124,767
Non-current accounts receivable	7,819,518	—	7,819,518	6,724,077	—	6,724,077
Trade and other receivable	138,704,310	(2,246,317)	136,457,993	161,027,742	(1,486,749)	159,540,993

Aging of debtor portfolio	Number of clients	06.30.2013 (unaudited)	Number of clients	12.31.2012
		ThCh$		ThCh$
Up to date non-securitized portfolio	4,587	17,884,537	8,514	59,686,698
1 and 30 days	29,484	37,525,320	30,523	51,451,804
31 and 60 days	565	499,482	484	784,192
61 and 90 days	545	1,117,216	346	951,083
91 and 120 days	713	22,710,509	273	316,787
121 and 150 days	303	807,550	282	34,370
151 and 180 days	290	555,640	264	307,727
181 and 210 days	357	706,984	280	176,493
211 and 250 days	369	411,515	276	251,247
More than 250 days	337	5,783,958	1,362	8,637,297
Total	37,550	88,002,711	42,604	122,597,698

	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Current comercial debtors	80,185,444	115,998,388
Non-current comercial debtors	7,817,267	6,599,310
Total	88,002,711	122,597,698

The movement of allowance for doubtful accounts between January 1 and June 30, 2013 and January 1 and December 31,2012 are presented below:

	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Opening balance	1,486,749	1,544,574
Bad debt expense	1,842,517	976,331
Write-off of accounts receivable	(1,076,188)	(843,766)
Decrease due to foreign exchange differences	(6,761)	(190,390)
Movement	759,568	(57,825)
Ending balance	2,246,317	1,486,749

NOTE 8 —  INVENTORIES

The composition of inventory balances is detailed as follows:

	Current
Description	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Raw materials	42,627,644	41,942,176
Finished goods	27,518,019	22,792,255
Spare parts	13,809,602	14,479,488
Merchandise	10,101,051	8,797,194
Supplies	5,482,241	1,125,276
Work in progress	177,528	705,637
Other inventories	917,605	1,504,926
Obsolescence provision (1)	(2,582,521)	(2,027,126)
Total	98,051,169	89,319,826

The cost of inventory recognized as cost of sales is ThCh$421,144,650 and ThCh$313,996,688  at June 30, 2013 and 2012, respectively.

(1)  The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 9 —  CURRENT AND DEFERRED INCOME TAXES

For the period ended June 30, 2013, the Company had a taxable profits fund of ThCh$34,563,910, comprised of profits with credits for first category income tax amounting to ThCh$34,338,113 and profits without credits amounting to ThCh$225,797.

9.1             Current tax assets

Current tax receivables break down as follows:

Description	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Monthly provisional payments	7,812,787	2,319,627
Tax credits (1)	83,467	559,766
Total	7,896,254	2,879,393

(2)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment and donations.

9.2             Current tax liabilities

Current tax payables correspond to the following items:

Description	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$
Income tax expense	1,281,496	355,363
Other	—	759,447
Total	1,281,496	1,114,810

9.3             Income tax expense

The current and deferred income tax expenses for the periods ended June 30, 2013 and 2012 are detailed as follows:

Item	06.30.2013	06.30.2012
	(unaudited)	(unaudited)
	ThCh$	ThCh$
Current income tax expense	11,081,681	12,674,424
Adjustment to current income tax from the previous fiscal year	(2,544,819)	208,755
Other current income tax expenses	384,194	472,839
Current income tax expense	8,921,056	13,356,018
Deferred income tax expenses	6,157,471	2,827,916
Total deferred income tax expenses	6,157,471	2,827,916
Total income tax expense	15,078,527	16,183,934

9.4             Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	06.30.2013 (unaudited)		12.31.2012
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,336,322	29,544,341	432,181	29,494,188
Obsolescence provision	560,565	—	637,675	—
Employee benefits	1,644,274	5,018	1,807,163	—
Post-employment benefits	51,976	329,605	—	277,510
Tax loss carried-forwards (1) and (2)	4,806,994	—	9,026,314	—
Contingency provision	2,622,264	—	2,020,821	—
Foreign exchange differences (Foreign Subsidiaries) (4)	—	7,691,488	—	9,145,349
Allowance for doubtful accounts	371,258	—	350,319	—
Tax resulting from holding inventories (Argentina)	—	—	150,486	—
Tax incentives (Brazil) (3)	—	12,534,065	—	10,930,694
Assets and liabilities for placement of bonds	370,247	133,607	370,245	77,316
Lease liabilities	193,382	217,248	430,476	—
Inventories	208,305	239,335	—	127,550
Distribution rights	—	77,110,657	—	76,559,423
Others	412,076	1,070,358	997,372	1,025,648
Subtotal	12,577,663	128,875,722	16,223,052	127,637,678
Net Liabilities	—	116,298,059	—	111,414,626

(5)         Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ChTh$4,527,247 and other minor subsidiaries in Chile ThCh$279,747.  Tax losses in Chile do not have an expiration date.

(6)         Tax losses associated with Ex Coca-Cola Polar Argentina S.A. (currently Embotelladora del Atlántico S.A), which were used during the 2013 period. The outstanding amount as of December 31, 2012 was ThCh$5,280,865.

(7)         This corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are recorded under income statement, but under tax rules they must be recorded in equity, and cannot be distributed as dividends.

(8)         Deferred tax generated by exchange differences upon translation of intercompany accounts with the Brazilian subsidiary - Rio de Janeiro Refrescos Ltda. that are recorded to other comprehensive income, but under tax rules they are taxable in Brazil as they incur.

9.5      Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	06.30.2013	12.31.2012
	(unaudited)	ThCh$
	ThCh$

Opening Balance	111,414,626	35,245,490
Increase due to merger	—	76,544,806
Increase in deferred tax liabilities	4,324,861	4,453,994
Decrease due to foreign currency translation	558,572	(4,829,664)
Movements	4,883,433	76,169,136
Ending balance	116,298,059	111,414,626

9.6             Distribution of domestic and foreign tax expenses

As of June 30, 2013 and 2012, domestic and foreign tax expenses are detailed as follows:

Income tax	06.30.2013	06.30.2012
	(unaudited)	(unaudited)
	ThCh$	ThCh$
Current income taxes
Foreign	(5,574,998)	(10,963,827)
Domestic	(3,346,058)	(2,392,191)
Current income tax expense	(8,921,056)	(13,356,018)

Deferred income taxes
Foreign	(6,049,791)	(2,508,513)
Domestic	(107,680)	(319,403)
Deferred income tax expense	(6,157,471)	(2,827,916)
Income tax expense	(15,078,527)	(16,183,934)

9.7             Reconciliation of effective rate

Below is the reconciliation between tax expenses using legal rate and tax expenses using effective rate:

Reconciliation of effective rate	06.30.2013 (unaudited)	06.30.2012 (unaudited)
	ThCh$	ThCh$
Net income before taxes	56,114,740	52,256,860
Tax expense at legal rate (18.5%)	—	(9,667,519)
Tax expense at legal rate (20.0%)	(11,222,948)	—
Effect of a different tax rate in other jurisdictions	(4,122,064)	(5,890,906)

Permanent differences:
Non-taxable revenues	1,091,815	484,633
Non-deductible expenses	(399,847)	(605,284)
Other decreases in charges for legal taxes	(425,483)	(504,858)
Adjustments to tax expense	266,485	(625,509)

Tax expense at effective rate	(15,078,527)	(16,183,934)
Effective rate	26.9%	31.0%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2013	2012
Chile	20%	18.5%
Brasil	34%	34%
Argentina	35%	35%
Paraguay	10%	—

NOTA 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	06.30.2013	12.31.2012	06.30.2013	12.31.2012	06.30.2013	12.31.2012
	(unaudited)		(unaudited)		(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	45,401,949	61,735,710	—	—	45,401,949	61,735,710
Land	69,017,856	57,134,715	—	—	69,017,856	57,134,715
Buildings	171,126,271	163,759,761	(31,081,984)	(31,980,362)	140,044,287	131,779,399
Plant and equipment	354,627,266	346,179,261	(167,117,533)	(169,999,912)	187,509,733	176,179,349
Information technology	13,556,807	12,429,618	(8,127,019)	(6,629,395)	5,429,788	5,800,223
Fixed facilities and accessories	46,979,591	40,282,483	(17,337,727)	(15,443,891)	29,641,864	24,838,592
Vehicles (2)	11,648,348	11,134,161	(2,342,555)	(3,298,464)	9,305,793	7,835,697
Leasehold improvements	722,741	130,240	(142,787)	(120,818)	579,954	9,422
Other property, plant and equipment (1)	322,777,378	294,974,382	(210,060,762)	(183,736,764)	112,716,616	111,237,618
Total	1,035,858,207	987,760,331	(436,210,367)	(411,209,606)	599,647,840	576,550,725

(3)              Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

(4)              As of December 31, 2012 there were finance lease agreements for vehicles in the subsidiary Rio de Janeiro Refrescos Ltda. and Tetrapak equipment in Argentina.

(1)         The net balance of each of these categories at June 30, 2013 and December 31, 2012 is detailed as follows

Other property, plant and equipment	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Bottles	61,073,221	59,983,147
Marketing and promotional assets	32,325,259	40,251,550
Other property, plant and equipment	19,318,136	11,002,921
Total	112,716,616	111,237,618

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.
Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and June 30, 2013 and January 1 and December 31, 2012

For the period ended 06.30.2013	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	27,239,588	13,061,528	4,294,756	5,979,481	185,795	96,888	563,242	—	27,503,751	78,925,029
Disposals	(5,505)	—	(6,501)	(2,320,603)	(212)	—	—	—	517,911	(1,814,910)
Transfers between items of property, plant and equipment	(42,978,492)	—	8,621,639	26,044,111	1,236,259	5,949,767	1,863,593	595,811	(1,332,688)	—
Depreciation expense	—	—	(1,976,489)	(13,888,799)	(885,046)	(1,003,377)	(809,747)	(25,633)	(19,284,343)	(37,873,434)
Increase (decrease) due to foreign currency translation differences	(589,352)	(239,086)	(1,511,853)	(2,667,504)	(905,852)	(91,734)	(146,992)	354	(519,263)	(6,671,282)
Other increase (decrease)	—	(939,301)	(1,156,664)	(1,816,302)	(1,379)	(148,272)	—	—	(5,406,370)	(9,468,288)
Total movements	(16,333,761)	11,883,141	8,264,888	11,330,384	(370,435)	4,803,272	1,470,096	570,532	1,478,998	23,097,115
Ending balance at June 30, 2013 (unaudited)	45,401,949	69,017,856	140,044,287	187,509,733	5,429,788	29,641,864	9,305,793	579,954	112,716,616	599,647,840

For the year ended 12.31.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvement, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	59,622,568	—	163,015	16,253,430	590,141	33,027	1,623,662	—	50,800,843	129,086,686
Disposals	—	—	—	(425,844)	(32,575)	—	—	—	(712,471)	(1,170,890)
Transfers between items of property, plant and equipment	(62,379,694)	(263,320)	33,207,590	20,739,334	2,326,639	11,403,778	4,676,401	—	(9,710,728)	—
Transfers to assets held for sale, current	—	—	(2,977,969)	—	—	—	—	—	—	(2,977,969)
Additions due to merger (1)	18,267,801	25,288,317	46,717,142	58,602,133	2,068,712	24,765	591,579		40,370,384	191,930,833
Depreciation expense	—	—	(2,958,099)	(20,058,072)	(1,043,395)	(1,645,825)	(728,228)	(11,624)	(26,831,414)	(53,276,657)
Increase (decrease) due to foreign currency translation differences	(1,699,125)	(2,729,259)	(7,833,909)	(8,547,363)	(236,756)	(422,406)	(133,634)	(2,934)	(13,619,288)	(35,224,674)
Other increases (decreases)	—	—	107,067	299,361	(15,883)	(4,956)	(132,887)	—	(2,133,773)	(1,881,071)
Total movements	13,811,550	22,295,738	66,424,837	66,862,979	3,656,883	9,388,383	5,896,893	(14,558)	38,163,553	226,486,258
Ending balance at December 31, 2012	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725

(1)         Corresponds to balances incorporated as of October 1, 2012 as a result of the consolidation of Embotelladoras Coca-Cola Polar S.A. and certain other companies explained in note 1 b).

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of June 30, 2013 and December 31, 2012 are detailed as follows:

11.1                                  Accounts receivable:

11.1.1                        Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2013	12.31.2012
					(unaudited)
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	2,933,776	4,893,956
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	429,259
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	352,316	358,859
Foreign	Montevideo Refrescos S.A.	Related to Shareholder	Uruguay	Dollars	—	51,215
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	1,983	20,058
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	405	301
		Total			3,717,739	5,324,389

11.1.2                        Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2013	12.31.2012
					(unaudited)
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	8,266	7,197

		Total			8,266	7,197

11.2           Accounts Payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2013	12.31.2012
					(unaudited)
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	—	8,680,945
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine peso	9,162,463	11,624,070
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Brazilian Real	3,974,519	6,721,378
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	2,588,169	5,441,206
Foreign	Coca-Cola Perú	Shareholder	Peru	Dollars	5,039,241	—
Foreign	Leão Júnior S.A.	Associate	Brazil	Brazilian Real	2,394,553	—
Foreign	SRSA Participações Ltda	Associate	Brazil	Brazilian Real	4,091,585	—
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	149,139	259,613
		Total			27,399,669	32,727,212

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 06.30.2013
						(unaudited)
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	57,104,352
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,643,210
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	1,348,027
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	780,073
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	17,999,222
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,705,955
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean pesos	1,444,581
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean pesos	162,385
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	8,913,473
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	604,579
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrates	Brazilian Reais	41,739,858
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Brazilian Reais	351,623
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Brazilian Reais	7,362,687
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	41,860,731
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	1,233,538
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	3,509,567
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	713,453
Foreign	Coca-Cola Peru	Related to shareholder	Peru	Purchase of concentrates and marketing expenses recovery	Chilean pesos	297,343
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	497,793
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	6,758,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	6,758,000

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	76,756,589
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,184,671
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,731,636
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean pesos	1,245,309
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	1,016,520
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,722,611
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrates	Brazilian Real	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Brazilian Reail	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brazil	Advertising participation payment	Brazilian Real	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	223,027
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,358,380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling charges	Chilean pesos	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean pesos	4,697,898
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	14,618,933
96.705.990-0	Envases Central S. A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean pesos	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	4,065,125

(1) Corresponds to transactions generated with Vital Aguas S.A:, Vital Jugos S.A. and Envases Central S.A. up until before taking control over those companies as a result of what has been described in Note 1b)

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	06.30.2013	06.30.2012
	(unaudited)	(unaudited)
	ThCh$	ThCh$
Executive wages, salaries and benefits	2,393,288	2,604,657
Director allowances	756,000	552,000
Total	3,149,288	3,156,657

NOTE 12 —  EMPLOYEE BENEFITS

As of June 30, 2013 and December 31, 2012, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$5,267,355 and ThCh$8,240,460, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

12.1           Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	06.30.2013	06.30.2012
	(unaudited)	(unaudited)
	ThCh$	ThCh$
Wages and salaries	75,677,330	49,639,223
Employee benefits	18,863,659	12,562,612
Severance and post-employment benefits	2,047,704	1,279,880
Other personnel expenses	3,651,395	2,879,273
Total	100,240,088	66,360,988

12.2           Number of Employees

	06.30.2013	06.30.2012

Number of employees	11,760	6,790

Number of average employees	11,738	6,694

12.3        Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17.

Post-employment benefits	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh

Non-current provision	7,056,527	7,037,122
Total	7,056,527	7,037,122

12.4           Post-employment benefits movement

The movements of post-employment benefits for the period ended June 30, 2013 and the year ended December 31, 2012 are detailed as follows:

Movements	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Opening balance	7,037,122	5,130,015
Increase due to merger	—	189,921
Service costs	341,870	1,500,412
Interest costs	66,336	158,235
Net actuarial losses	576,697	1,010,136
Benefits paid	(965,498)	(951,597)
Total	7,056,527	7,037,122

12.5           Assumptions

The actuarial assumptions used at June 30, 2013 and December 31, 2012 were:

Assumption	06.30.2013	12.31.2012
	(unaudited)
Discount rate (1)	4.2%	5.1%
Expected salary increase rate (1)	3.5%	4.4%
Turnover rate	5.4%	5.4%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTA 13 —  INVESTMENTS IN ASSOCIATES USING EQUITY METHOD OF ACCOUNTING

13.1           Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	06.30.2013	12.31.2012	06.30.2013	12.31.2012
				(unaudited)		(unaudited)
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean Peso	17,172,787	17,848,010	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (4)	Brazil	Brazilian Real	14,135,227	—	9.57%	—
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian Real	1,156,874	1,172,641	11.32%	11.31%
Foreign	SRSA Participacoes Ltda. (4)	Brazil	Brazilian Real	81,128	—	40.00%	—
Foreign	Sistema de Alimentos de Bebidas Do Brasil Ltda. (2) and (4)	Brazil	Brazilian Real	—	9,587,589	—	5.74%
Foreign	Sorocaba Refrescos S.A.(3)	Brazil	Brazilian Real	33,384,750	34,709,914	40.00%	40.00%
Foreign	Holdfab2 Participacoes Societarias Ltda. (4)	Brazil	Brazilian Real	—	9,761,907	—	36.40%

	Total			65,930,766	73,080,061

(5)             In these companies, regardless of the percentage of ownership interest held in 2011, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(6)             In these companies, regardless of the percentage of ownership interest held,it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(7)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company for an amount of ThCh33,496,920 during the last quarter of 2012.

(8)             During the year 2013 through corporate restructuring that occurred in Brazil, interests held in Sistema de Alimentos de Bebidas Do Brasil Ltda. and Holdfab 2 Participacoes Societarias Ltda., were merged into a new company called Leao Alimentos e Bebidas Ltda. Subsequently and according to the current sales volume of Rio de Janeiro Refrescos Ltda., part of the investment in the new company was sold to the rest of the bottlers for an amount of  ThCh$ 3,809,524 at carrying value, and consequently eliminating the proportional part of the excess value obtained in the corporate restructuring for an amount of ThCh$1,585,705.

13.2                        Movement

The movement of investments in associates using equity method of accounting is shown below, for the period ended June 30, 2013 and the year ended December 31, 2012:

Details	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Opening Balance	73,080,061	60,290,966
Capital increases in equity investees	—	2,380,320
Acquisition of Sorocaba Refrescos S.A. (40%)	—	34,513,444
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	(14,368,373)	—
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	12,800,688	—
Dividends received	(1,682,883)	(402,148)
Share of profit	871,881	2,409,110
Amortization of property plant and equipment sold to Envases CMF	42,633	85,266
Amortization of Fair Value in Vital Jugos S. A.	—	(77,475)
Decrease due to foreign currency translation differences	(4,813,241)	(3,652,740)
Deconsolidation of certain investments under equity method of accounting due to Polar merger (1)	—	(22,466,682)
Ending Balance	65,930,766	73,080,061

(1)    Corresponds to the proportional equity value recorded as of September 30, 2012 for the equity investees Vital Aguas S.A. Vital Jugos S.A. and Envases Central, as explained in note 1 b) as a result of the merger with Embotelladoras Coca-Cola Polar, they are now considered subisidiaries and are incorporated into the Company´s consolidation as of October 1, 2012.

The main movements for the periods ended 2013 and 2012 are detailed as follows:

•             During the period 2013, Envases CMF S.A. has distributed dividends of ThCh$1,340,492.

•             During the first quarter of 2013, there is a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda. and Sistema de Alimentos de Bebidas Do Brasil Ltda. into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

•             In November 2012, pursuant the Shareholders’ Agreements, Coca-Cola Embonor S.A. purchased 7.1% ownership interest in Vital Aguas S.A. at carrying amount and 7.0% ownership interest in Vital Jugos S.A. at carrying amount. The disbursements received for these transactions amounted to ThCh$2,112,582.

•             Subsequent to the merger with Embotelladoras Coca-Cola Polar S.A., detailed in Note 1b), on October 1, 2012, the Company acquired control of Vital Jugos  S.A., Vital Aguas S.A. and Envases Central S.A.. Subsequent to the merger, the Company holds 72.0%, 73.6% and 59.27% ownership interest in these entities, respectively.

•             On August 30, 2012, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, and Renosa Industria Brasileira de Bebidas S.A. (the other shareholder of this subsidiary) signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month of October with a payment of 146.9 million reals.

•             In accordance with the Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held on April 10, 2012, a capital increase was agreed in the amount of ThCh$6,960,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid during the course of the year. The Company met that capital increase in the percentage of the outstanding ownership at that date of 57% contributing ThCh$2,380,320.

13.3 Reconciliation of share of profit in investments in associates:

Details	06.30.2013	06.30.2012
	(unaudited)	(unaudited)
	ThCh$	ThCh$
Share of profit of associates	871,881	1,459,285

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(289,561)	(371,321)
Amortization of gain on sale of property plant and equipment to Envases CMF	42,633	42,633
Amortization of fair value adjustments related to Vital acquisition	—	(51,650)
Income Statement Balance	624,953	1,078,947

13.4                        Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of June 30, 2013:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	54,742,106	38,890,191	10,220,045	3,899,072	345,318,844
Total liabilities	19,032,268	18,271,365	43	3,696,252	185,341,851

Total revenue	19,439,751	5,188,747	89,307	—	137,460,170

Net income (loss) of associate	440,979	580,004	89,307	198,242	5,532,226

Reporting date	06/30/2013	05/31/2013	05/31/2013	05/31/2013	05/31/2013

NOTA 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1                        Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	June 30, 2013 (unaudited)			December 31, 2012
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	493,740	(89,743)	403,997	497,998	(90,041)	407,957
Distribution rights (1)	465,061,853	—	465,061,853	459,320,270	—	459,320,270
Software	14,875,801	(8,939,007)	5,936,794	13,597,796	(8,743,750)	4,854,046
Total	480,431,394	(9,028,750)	471,402,644	473,416,064	(8,833,791)	464,582,273

(1)         In accordance with what has been described in note 1b) corresponds to the rights to produce and distribute products under the Brand of Coca-Cola in the franchise territories maintained by Embotelladoras Coca-Cola Polar S.A. in Chile, Argentina and Paraguay.  Such distribution rights are not subject to amortization and are composed as follows:

	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Paraguay	162,460,528	156,627,248
Argentina	2,295,598	2,387,295
Total	465,061,853	459,320,270

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to June 30, 2013 and January 1 to December 31, 2012:

	June 30, 2013 (unaudited)				December 31, 2012
	Distribution	Water			Distribution	Water
Description	Rights	rights	Software	Total	Rights	rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	459,320,270	407,957	4,854,046	464,582,273	—	422,463	716,394	1,138,857
Additions	—	—	1,902,326	1,902,326	—	—	3,506,266	3,506,266
Increase due to merger	—	—	—	—	459,393,920	—	1,083,184	460,477,104
Amortization	—	(2,895)	(741,910)	(744,805)	—	(6,585)	(547,481)	(554,066)
Other increases (decreases)	5.741.583	(1,065)	(77,668)	5,662,850	(73,650)	(7,921)	95,683	14,112
Ending balance	465,061,853	403,997	5,936,794	471,402,644	459,320,270	407,957	4,854,046	464,582,273

14.2                        Goodwill

Movement in goodwill is detailed as follows:

Period ended June 31,2013 (unaudited)

				Foreign currency translation differences where functional currency is
Cash generating unit	01.01.2013	Additions	Disposals or impairments	different from presentation currency	06.30.2013
	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Chile operation	8,503,023	—	—	—	8,503,023
Brazilian operation	35,536,967	—	—	(876,959)	34,660,008
Argentine operation	13,837,339	—	—	(493,582)	13,343,757
Paraguayan operation	6,915,412	—	—	257,551	7,172,963
Total	64,792,741	—	—	(1,112,990)	63,679,751

Year ended December 31, 2012

				Foreign currency
				translation differences where
				functional currency is
			Diposals or	different from
Cash generating unit	01.01.2012	Additions (1)	impairments	presentation currency	12.31.2012
	ThCh $	ThCh $	ThCh $	ThCh $	ThCh$
Chile operation	—	8,503,023	—	—	8,503,023
Brazilian operation	41,697,004	—	—	(6,160,037)	35,536,967
Argentine operation	15,855,174	1,041,633	—	(3,059,468)	13,837,339
Paraguayan operation	—	6,915,412	—	—	6,915,412
Total	57,552,178	16,460,068	—	(9,219,505)	64,792,741

(1)            As explained in note 1b), this corresponds to goodwill generated in the fair value valuation of assets acquired and liabilities assumed from the merger with Embotelladoras Coca-Cola Polar S.A.

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	06.30.2013 (unaudited)	12.31.2012
	ThCh$	ThCh$
Bank loans	117,501,064	87,278,613
Bonds payable	7,486,476	4,376,648
Deposits in guarantee	14,089,783	13,851,410
Forward contract obligations (see note 20)	—	394,652
Leasing agreements	509,479	346,696
Total	139,586,802	106,248,019

Non-current	06.30.2013 (unaudited)	12.31.2012
	ThCh$	ThCh$
Bank loans	52,921,389	46,353,758
Bonds payable	121,643,951	126,356,040
Leasing agreements	1,293,598	1,170,397
Total	175,858,938	173,880,195

15.1.1  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	06.30.2013	12.31.2012
										(unaudited)	(unaudited)	(unaudited)
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.83%	6.83%	0	10,335,540	10,335,540	9,171,557
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	5.76%	5.76%	0	668,712	668,712	671,827
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.82%	6.82%	0	2,323,523	2,323,523	2,323,515
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	32,059	1,900,000	1,932,059	32,069
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	0	0	0	2,828,742
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	0	0	0	2,695,242
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.49%	6.49%	0	0	0	384,618
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Dollars	At maturity	3.35%	3.35%	12,583	1,521,480	1,534,063	1,452,145
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Chilean pesos	At maturity	6.80%	6.80%	0	7,562,333	7,562,333	7,562,333
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Unidades de Fomento	At maturity	3.84%	3.84%	12,500	23,435,413	23,447,913	10,694,653
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Unidades de Fomento	At maturity	4.30%	4.30%	0	5,142,879	5,142,879	5,031,567
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Chilean pesos	At maturity	6.85%	6.85%	0	10,964,038	10,964,038	10,335,540
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Chilean pesos	At maturity	6.84%	6.84%	0	7,017,290	7,017,290	7,018,620
91.144.000-8	Embotelladora Andina S.A.	Chile	97,036,000-K	Banco Santander	Chile	Dollars	At maturity	2.50%	2.50%	0	5,166,134	5,166,134	4,832,261
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	8.01%	8.01%	10,986,052	0	10,986,052	7,521,185
76.389.720-6	Vital Aguas S. A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean pesos	Daily	9.72%	9.72%	65,083	0	65,083	0
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	0	340,141	340,141	674,516
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación	Argentina	Argentine Peso	Monthly	14.80%	9.90%	203,371	747,130	950,501	949,545
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santa Fe	Argentina	Argentine Peso	Quarterly	15.00%	15.00%	0	294,543	294,543	96,370
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	Quarterly	15.00%	15.00%	0	88,011	88,011	27,447
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco BBVA	Argentina	Argentine Peso	Monthly	15.25%	15.25%	25,302	176,494	201,796	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación	Argentina	Argentine Peso	Monthly	14.80%	9.90%	74,782	199,556	274,338	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	At maturity	16.00%	16.00%	0	34,596	34,596	645,870
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santander Río	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	0	111,657	111,657	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santa Fe	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	0	57,836	57,836	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santa Fe	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	0	71,264	71,264	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	0	276,304	276,304	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	0	276,304	276,304	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Macro	Argentina	Argentine Peso	Monthly	15.25%	15.25%	51,248	154,924	206,172	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco BBVA	Argentina	Argentine Peso	At maturity	15.25%	15.25%	7,037,399	0	7,037,399	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación	Argentina	Argentine Peso	At maturity	15.50%	15.50%	4,712,497	0	4,712,497	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Nuevo Banco Santa Fe	Argentina	Argentine Peso	At maturity	15.00%	15.00%	6,549,329	0	6,549,329	6,500,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	At maturity	15.50%	15.50%	6,537,050	0	6,537,050	0
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Patagonia	Argentina	Argentine Peso	At maturity	13.75%	13.75%	0	0	0	3,896,499
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Standard Bank	Argentina	Argentine Peso	At maturity	15.50%	15.50%	0	0	0	913
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	VOTORANTIM	Brazil	Brazilian Real	Monthly	9.40%	9.40%	32,930	98,524	131,454	134,864
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	ITAÚ - Finame	Brazil	Brazilian Real	Monthly	6.63%	6.63%	425,788	1,462,390	1,888,178	941,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Santander	Brazil	Brazilian Real	Monthly	7.15%	7.15%	79,576	227,744	307,320	328,872
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Santander	Brazil	Brazilian Real	Monthly	2.99%	3.52%	0	0	0	525,091
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	ITAÚ	Brazil	Dollars	Monthly	2.992%	2.992%	0	4,693,698	4,693,698	0
Foreign	Operación Swap	Brazil	O-E	ITAU	Brazil	Brazilian Real	Monthly	9.52%	9.12%	0	(4,684,943)	(4,684,943)	0
											Total	117,501,064	87,278,613

15.1.2  Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year up to 3	3 years	More than	at	at
Tax ID,	Name	Countr	Tax ID,	Name	Country	Currency	Year	Rate	Rate	years	up to 5 years	5 years	06.30.2013	12.31.2012
										(unaudited)	(unaudited)	(unaudited)	(unaudited)
										ThCh $	ThCh $	ThCh $	ThCh $	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Votorantim	Brazil	Brazilian Real	Monthly	9.40%	9.40%	131,985	—	—	131,985	202,358
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Itaú	Brazil	Brazilian Real	Monthly	6.63%	6.63%	7,281,018	1,273,288	—	8,554,306	4,069,577
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Santander Río	Brazil	Brazilian Real	Monthly	7.15%	7.15%	938,326	20,928	—	959,254	1,134,032
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	O-E	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	18,112,857	13,584,643	—	31,697,500	34,056,374
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación Bicentenario	Argentina	Argentine Peso	Monthly	14.80%	9.90%	532,148	88,691	—	620,839	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Nación Bicentenario	Argentina	Argentine Peso	Monthly	14.80%	9.90%	1,977,188	348,630	—	2,325,818	2,895,961
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santa Fe	Argentina	Argentine Peso	Quarterly	15.00%	15.00%	464,767	—	—	464,767	674,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santa Fe	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	391,228	—	—	391,228	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santa Fe	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	453,001	—	—	453,001	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santa Fe	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	447,118	—	—	447,118	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	Quarterly	15.00%	15.00%	132,370	—	—	132,370	192,130
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	Monthly	16.00%	16.00%	214,146	—	—	214,146	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Galicia y Bs. As.	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	1,675,514	—	—	1,675,514	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Ciudad de Bs. As.	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	1,675,514	—	—	1,675,514	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco BBVA Bicentenario	Argentina	Argentine Peso	Monthly	15.25%	15.25%	529,406	176,494	—	705,900	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Santander Río	Argentina	Argentine Peso	Quarterly	15.25%	15.25%	836,722	—	—	836,722	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Macro	Argentina	Argentine Peso	Monthly	15.25%	15.25%	535,495	200,811	—	736,306	—
96.705.990-0	Envases Central	Chile	97.080.000-K	Banco BICE	Chile	Unidad de Fomento	At maturity	4.29%	4.29%	569,101	—	—	569,101	568,735
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	$ Chilenos	At maturity	5.76%	5.76%	330,000	—	—	330,000	660,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	$ Chilenos	At maturity	6.39%	6.39%	—	—	—	—	1,900,000
												Total	52,921,389	46,353,758

(2)              The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.  The loan has been recorded in the financial statements at the fair value, i.e. using the market rate of 14.8% per annum.  The interest differential of ThCh$ 382,028  is recorded as a component of the property, plant and equipment balance and depreciated over its estimated useful life.

15.2.1     Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	06.30.2013 (unaudited)	12.31.2012	06.30.2013 (unaudited)	12.31.2012	06.30.2013 (unaudited)	12.31.2012
	ThCh$	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Bonds (face value)	7,688,358	4,728,582	122,506,614	127,169,976	130,194,972	131,898,558
Expenses of bond issuance and discounts on placement	(201,882)	(351,934)	(862,663)	(813,936)	(1,064,545)	(1,165,870)
Net balance presented in statement of financial position	7,486,476	4,376,648	121,643,951	126,356,040	129,130,427	130,732,688

15.2.2        Current and non-current balances

The bonds correspond to Series A, B and C UF bonds issued on the Chilean market. These instruments are further described below :

							Date
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	of capital	06.30.2013	12.31.2012
								(unaudited)
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 640, 8/23/2010	A	1.000.000	UF	3.0%	08.15.2017	Semi- annually	02.15.2014	3,110,364	255,057
SVS Registration No, 254, 6/13/2001	B	3.298.646	UF	6.5%	06.01.2026	Semi- annually	12.01.2013	4,071,661	3,964,645
SVS Registration No, 641, 8/23/2010	C	1.500.000	UF	4.0%	08.15.2031	Semi- annually	02.15.2021	506,333	508,880
Total current portion								7,688,358	4,728,582

Bonds non-current portion
SVS Registration No, 640, 8/23/2010	A	1.000.000	UF	3.0%	08.15.2017	Semi- annually	02.15.2014	19,996,086	22,840,750
SVS Registration No, 254, 6/13/2001	B	3.298.646	UF	6.5%	06.01.2026	Semi- annually	12.01.2013	68,231,523	70,068,101
SVS Registration No, 641, 8/23/2010	C	1.500.000	UF	4.0%	08.15.2031	Semi- annually	02.15.2021	34,279,005	34,261,125
Total non-current portion								122,506,614	127,169,976

Accrued interest included in the current portion of bonds totaled ThCh$ 1,143,546 and ThCh$1,156,542 at June 30, 2013 and December 31, 2012, respectively

15.2.3                       Non-current maturities

							Total
		Year of maturity					non-current
	Series	2014	2015	2016	2017	Después	06.30.2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 640, 8/23/2010	A	2,856,583	5,713,167	5,713,167	5,713,169	—	19,996,086
SVS Registration 254, 6/13/2001	B	1,933,063	4,053,615	4,317,098	4,597,708	53,330,039	68,231,523
SVS Registration 641,08/23/2010	C	—	—	—	—	34,279,005	34,279,005
Total		4,789,646	9,766,782	10,030,265	10,310,877	87,609,044	122,506,614

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at June 30, 2013

AA +                    :                    Rating assigned by ICR Compañía Clasificadora de Riesgo Ltda.

AA +                    :                    Rating assigned by Feller & Rate

15.2.5                                                              Restrictions

The following restrictions apply to the issuance and placement of the Company’s Series B bonds on the Chilean market in 2001, as well as Series A and C bonds issued in 2010, for a total of UF 6,200,000. Of that amount, UF 5,647,105 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity in the case of Series B bonds. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated equity.

As of June 30, 2013 the amounts included in this restriction are the following: (unaudited)	ThCh$
Other current financial liabilities	139,586,802
Other non-current financial liabilities	175,858,938
Total consolidated outstanding liabilities	864,967,967

Based on these figures Consolidated Assets free from pledges, mortgages and other taxes are equal to 0.36 times of  non consolidated outstanding liabilities

•                                For Series A and C bonds, Embotelladora Andina S.A. must maintain a net financial indebtedness that does not exceed 1.5 times in its quarterly financial statements, measured against its consolidated financial statements.  For these effects, financial indebtedness level shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling shareholders plus non controlling interest). On the other hand, net financial debt is the difference between financial debt and cash balance of the issuer.

As of June 30, 2013 the amounts included in this restriction are as follows: (unaudited)	ThCh$
Cash and cash equivalents	48,083,818
Other current financial liabilities	139,586,802
Other non-current financial liabilities	175,858,938
Total Consolidated Equity	864,967,967

Based on these figures, the level of indebtedness amounts to 0.31 times of consolidated equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times of the consolidated unsecured current liabilities of the issuer.

As of June 30, 2013 values of the items included in this restriction are (unaudited)	ThCh$
Consolidated Assets free of pledges, mortgages or other encumbrances	1,513,884,116
Non-guaranteed Consolidated Liabilities	670,396,316

Based on these figures, the consolidated assets free of liens, mortgages or other charges equivalent to 2.26 times of the unsecured consolidated liabilities.

•                                For Series B bonds the franchise of The Coca-Cola Company in Chile, namely Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                For Series B bonds, the territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

•                                For A and C lines, not invest in instruments issued by related parties, nor engage in other activities with these parties that are not related to their general purpose, in conditions that are less favorable to the Issuer than those existing in the market.

•                                For A and C lines, maintain in quarterly financial statement, a Net Financial Hedging higher than 3 must be maintained.  Net Financial Hedging shall be the ratio between EBITDA of the issuer for the last 12 months and the net financial expenses (financial income less financial expenses) of the issuer for the last 12 months. However, this restriction will be deemed to be not in compliance when such net financial hedging level is lower than the level of the two previous consecutive quarters.

As of June 30, 2013, the values of the items included in these restrictions are as follows: (unaudited)	ThCh$
(+) Ebitda consolidated between January 1 and June 30, 2013	111,340,006
(+) Ebitda consolidated between January 1 and December 31, 2012	207,987,799
(-) Ebitda consolidated between January 1 and June 30, 2012	85,876,318
Ebitda consolidated 12 months (between July 1, 2012 and June 30, 2013)	233,451,487

(+) Finance income consolidated between January 1 and June 30, 2013	1,248,613
(+)Finance income consolidated between January 1 and December 31, 2012	2,728,059
(-)Finance income consolidated between January 1 and June 30, 2012	1,455,563
Finance income consolidated 12 months (between July 1, 2012 and June 30, 2013) (unaudited)	2,521,109

(+)Finance costs consolidated between January 1 and June 30, 2013	10,086,249
(+)Finance costs consolidated between January 1 and December 31, 2012	11,172,753
(-)Finance costs consolidated between January 1 and June 30, 2012	4,047,993
Finance costs consolidated 12 months (between July 1, 2012 and June 30, 2013) (unaudited)	17,211,009

Based on these figures, the level of net financial coverage (EBITDA / (Finance costs - Interest income)) totals 15.9 times

The Company was in compliance with all financial covenants at June 30, 2013 and December 31, 2012

15.2.6                       Repurchased bond

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On June 30, 2013 these titles are entirely belong to Andina and as of December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been carried to other comprehensive income.

15.3.1                       Forward contract obligations

Please see details in Note 20.

15.4.1     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortización	Effective	Nominal	Up to	90 days	at 06.30.2013	at
Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 días	1 año	(unaudited)	12.31.2012
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	10.21%	10.22%	115,473	316,014	431,487	255,122
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian Real	Monthly	9.65%	9.47%	6,742	21,212	27,954	45,493
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	11,360	38,678	50,038	46,081

										Total	509,479	346,696

15.4.2  Non-current liabilities for leasing agreements

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 years to up	3 years to up	More than de	at 06.30.2013	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	3 years	5 years	5 years	(unaudited)	12.31.2012
										ThCh$	ThCh $	ThCh $	ThCh $	ThCh $
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	10.21%	10.22%	755,279	—	—	755,279	599,593
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian Real	Monthly	9.65%	9.47%	45,317	—	—	45,317	63,561
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	166,746	326,256	—	493,002	507,243

												Total	1,293,598	1,170,397

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

c)                  Trade and other current accounts payable are detailed as follows:

Item	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Trade accounts payable	120,739,355	159,211,448
Withholdings	9,015,304	23,529,819
Others	67,630	1,576,506
Total	129,822,289	184,317,773

d)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

06.30.2013
(unaudited)
ThCh$
Maturity within one year	1,734,075
Maturity between one year and five years	1,472,921
Total	3,206,996

Total expenses related to operating leases maintained by the Company as of  June 30, 2013 and 2012 amounted to ThCh$3,114,662 and ThCh$3,782,343, respectively.

NOTA 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at June 30, 2013 and  December 31, 2012 are detailed as follows:

Description	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Litigation (1)	7,152,606	6,821,165
Others	149,534	195,103
Total	7,302,140	7,016,268

Current	506,110	593,457
Non-current	6,796,030	6,422,811
Total	7,302,140	7,016,268

(2)             These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2           Movements

Movement of provisions is detailed as follows:

	06.30.2013 (unaudited)			12.31.2012
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $	ThCh $
Opening Balance	6,821,165	195,103	7,016,268	7,970,835	—	7,970,835

Increase due to merger	—	—	—	325,174	136,826	462,000
Additional provisions	34,091	—	34,091	65,745	62,372	128,117
Increase (decrease) in existing provisions	377,948	(45,569)	332,379	851,150	—	851,150
Payments	(419,509)	—	(419,509)	(1,168,725)	—	(1,168,725)
Increase (decrease) due to foreign exchange differences	338,911	—	338,911	(1,223,014)	(4,095)	(1,227,109)
Ending Balance	7,152,606	149,534	7,302,140	6,821,165	195,103	7,016,268

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Dividend payable	47,091,650	99,427
Employee remuneration payable	5,267,355	8,240,460
Accrued vacations	10,608,593	11,392,231
Other	923,242	813,034
Total	63,890,840	20,545,152

Current	63,644,389	20,369,549
Non-current	246,451	175,603
Total	63,890,840	20,545,152

NOTE 19 —   EQUITY

As a result of the merger agreement with Embotelladoras Coca-Cola Polar S.A described in note 1b), during 2012, 93,152,097 Series A shares and 93,152,097 Series B shares were issued and exchanged for 100% of the outstanding shares of Embotelladoras Coca-Cola Polar S.A.  The value in legal terms of this new issuance amounted to ThCh$39,867,121.

19.1           Share capital

The paid-in capital of the Company totaled ThCh$270,759,299 as of June 30, 2013, divided into 946,578,736 Series A and B shares. The distribution and classification of these is detailed as follows:

19.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	473,289,368	473,289,368	473,289,368
B	473,289,368	473,289,368	473,289,368

19.1.2     Capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$
A	135,379,649,5	135,379,649,5
B	135,379,649,5	135,379,649,5
Total	270,759,299,0	270,759,299,0

19.1.3        Rights of each series:

•              Series A : Elect 12 of the 14 directors

•              Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors:

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2013 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2012 earnings into 2 additional dividend payments with one being in May and the other being in the second half of 2013.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$4,678,368 have been realized at June 30, 2013 and are available for distribution as dividends in accordance with the following:

	Event when amount is	Amount of accumulated earnings at 01.01.2009	Realized at 06.30.2013 (unaudited)	Amount of accumulated earnings at 06.30.2013 (unaudited)
Description	realized	ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,708,761)	9,829,362
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(423,945)	505,615
Deferred taxes complementary accounts	Amortization	(1,414,383)	749,705	(664,678)
Total		19,260,703	(4,678,368)	14,582,335

The dividends declared and paid during 2013 and 2012 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2012	January	Interim	2011	8.50	9.35
2012	May	Final	2011	10.97	12.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93
2013	May	Additional	Retained Earnings	12.30	13.53
2013	June	Interim	2013	12.30	13.53

An additional dividend declared at the Regular Shareholders’ meeting during the month of April 2013 was Ch$47 per Series A share and Ch$51 per Series B share, will be paid during the second half of 2013.

19.3           Reserves

The balance of other reserves include the following:

Description	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(63,306,746)	(63,555,545)
Cash Flow Hedging Reserve	1,188,347	—
Legal and statutory reserves	5,435,538	5,435,538
Total	365,018,659	363,581,513

19.3.1        Polar acquisition

This amount corresponds to the fair value of the issuance of shares of  Embotelladora Andina S.A. used to acquire Embotelladoras Coca-Cola Polar S.A.

19.3.2        Cash Flow Hedging Reserve

They arise from the fair value valuation of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period.

19.3.3        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.4        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

Description	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Brazil	(31,506,842)	(26,905,052)
Argentina	(32,671,514)	(29,448,998)
Paraguay	8,191,850	24,248
Exchange rate differences in related companies	(7,320,240)	(7,225,743)
Total	(63,306,746)	(63,555,545)

The movement of this reserve for the fiscal periods ended June 30, 2013 and December 31, 2012 respectively is detailed as follows:

Description	06.30.2013	12.31.2012
	(unaudited)
	ThCh$	ThCh$
Brazil	(4,601,790)	(25,630,195)
Argentina	(3,222,516)	(10,376,803)
Paraguay	8,167,602	24,248
Exchange rate differences in related companies	(94,497)	(5,112,916)
Total	248,799	(41,095,666)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at June 30, 2013 are as follows:

	Non-controlling Interests
	Percentage	Shareholders
Description	%	Equity	Income
		(unaudited)	(unaudited)
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	16,109	679
Andina Empaques Argentina S.A.	0.0209	1,859	221
Paraguay Refrescos S.A.	2.1697	4,858,385	104,298
Inversiones Los Andes Ltda.	0.0001	49	(2)
Transportes Polar S.A.	0.0001	1	—
Vital S.A.	35.0000	9,119,279	254,452
Vital Aguas S.A.	33.5000	1,863,778	31,187
Envases Central S.A.	40.7300	4,346,729	235,471
Andina Inversiones Societarias S.A.	0.0001	35	1
Total		20,206,224	626,307

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	06.30.2013 (unaudited)
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	19,541,445	21,494,768	41,036,213
Average weighted number of shares	473,289,368	473,289,368	946,578,736
Earnings per basic and diluted share (in pesos)	41.29	45.42	43.35

	06.30.2012 (unaudited)
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	17,177,927	18,894,999	36,072,926
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos	45.19	49.71	47.45

NOTA 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at June 30, 2013 and December 31, 2012:

20.1     Currency forwards of items recognized for accounting purposes:

As of June 30, 2013, the Company maintained contracts to ensure bank liabilities in Brazil denominated in dollars for an amount of MUS$71,429 to convert them to Brazilian Reais at a different interest rate. The valuation of these contracts was recorded at their fair values, yielding an amount receivable on June 30, 2013 of ThCh$4,684,943 which is presented by deducting the current financial obligations. In addition, excess value of ThCh$1,800,526, generated in the derivative contract have been recognized within other equity reserves of the controller as of June 30, 2013.

20.2     Currency forwards for highly probable expected transactions:

In 2011, 2012 and 2013, the Company made agreements to hedge the exchange rate in the purchases of raw materials for the years 2012 and 2013. The outstanding agreements totaled ThUS$70,400 (ThUS$140,000 at December 31, 2012). Those agreements were recorded at fair value, resulting in a net loss of ThCh$831,652 for the year ended at June 30, 2013 (net gain of ThCh$645,778 at June 30, 2012), and liabilities for derivative contracts of ThCh$1,306,073 were recognized at June 30, 2013 ( ThCh$394,652 at December 31, 2012). Since these agreements did not meet the documentation requirements of IFRS to be considered hedge accounting, they were accounted for as investment contracts and the effects are recorded directly in the income statement.

Fair value hierarchy

The Company had a total assets related to its foreign exchange forward contracts of ThCh$1,306,073 and liabilities to ThCh$394,652 at June 30, 2013 and December 31, 2012, respectively, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the period ended  June 30, 2013 (unaudited) and December 31,  2012, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at June, 30 2013 (unaudited)
	Quoted prices in active markets
	for identical	Observable	Unobservable
	Assets	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Assets:
Current assets
Other current financial assets	—	1,306,073	—	1,306,073
Total liabilities	—	1,306,073	—	1,306,073

	Fair Value Measurements at December , 31 2012
	Quoted prices in active market
	for identical	Observable	Unobservable
	liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Current financial liabilities	—	394,652	—	394,652
Total liabilities	—	394,652	—	394,652

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1           Lawsuits and other legal actions:

The Parent Company and its Subsidiaries are subject to litigation or potential litigation, in and out of court, that may result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1)  Embotelladora del Atlántico S.A. is a party to labor and other lawsuits. Accounting provisions have been made for the contingent liabilities as a result of these lawsuits, totaling ThCh$1,609,600. Management considers it is unlikely that the non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.

2)  Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. Accounting provisions to cover contingent liabilities have been made, totaling ThCh$5,186,430. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, based on the opinion of its legal counsel. As it is required in Brazil, the Company has been required by the tax authorities to guarantee contingencies in the amounts of ThCh$18,246,116  at June 30, 2013 and ThCh$18,002,490 at December 31, 2012

3)  Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. Accounting provisions to cover contingent liabilities due to these lawsuits have been made, totaling ThCh$138,708. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of June 30, 2013 and December 31, 2012 are detailed as follows:

Guarantees that involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	06.30.2013	06.30.2013	12.31.2012	2013	2014
					(unaudited)	(unaudited)		(unaudited)	(unaudited)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Inversiones San Javier	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	130	130	—	—	—
Guillermo Ogalde Toro	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	500	500	—	—	—
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	6,788	6,788	—	—	—
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	1,140	1,140	—	—	—
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3,416	3,416	—	—	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash	Cash and cash equivalents	3,508	3,508	—	—	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	3,216	3,216	—	—	3,216
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash	Cash and cash equivalents	1,000	1,000	—	1,000	—
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	5,453,260	5,453,260	5,096,382	—	5,453,260
Previdencia Social	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	7,296,140	7,296,140	7,635,430	—	7,296,140
Prefeitura	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	206,132	206,132	223,577	—	206,132
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	334,634	334,634	362,954	—	334,634
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	4,955,950	4,955,950	7,126,776	—	4,955,950
Diversos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment, net	Property, plant and equipment	1,564,489	1,564,489	1,696,889	—	1,564,489
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	7,120	12,165	12,165	—	12,165
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	330,780	511,690	—	—	511,690
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	4,003	4,003	—	—	4,003
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	8,403	8,403	—	—	8,403
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Other non-financial assets	1,299,559	1,299,559	—	—	1,299,559
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee for finish operations	Other financial assets	—	—	602,294	—	—
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee for finish operations	Other financial assets	—	—	579,284	—	—
					21,480,167

Guarantees that not- involve assets included in the financial statements:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	06.30.2013	06.30.2013	12.31.2012	2013	2014
					(unaudited)	(unaudited)		(unaudited)	(unaudited)
					ThCh$	ThCh $	ThCh $	ThCh $	ThCh $
Processes workers	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	—	568,468	616,577	—	568,468
Administrative processes	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	—	2,045,617	1,281,123	—	2,045,617
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	—	86,931	94,288	—	86,931
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	—	9,377,543	10,171,147	—	9,377,543
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	—	125,060	11,506	—	125,060
Ezeiza customs	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Export	—	33,886	22,656	—	33,886

NOTE 22 —  —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, fair value interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest rate risk

As of June 30, 2013, the Company carried all of its debts at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Notwithstanding the above, the Company’s most significant indebtedness comes from the issuance of Bonds that are denominated in Unidades de Fomento (which is indexed to the inflation in Chile) If the inflation in Chile had reached 1% for the period January 01 to June 30, 2013 (instead of 0.001%), the Company’s results would have been decreased by ThCh$1,323,394.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it operates, details of which are as follows:

Chilean Peso	Brazilean Real	Argentine Peso	Paraguayan Guarani
32%	32%	28%	8%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency (if US dollar liabilities exist).

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage at of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the four countries where the Company operates, and considering other factors remain constant, it would generate a cumulative decrease in income at June 30, 2013 of ThCh$3,359,448. Currently, the Company holds derivative contracts to cover this effect in Chile and Argentina, which do not qualify for hedge accounting according to IAS 39.

The exposure  to foreign currency exchange conversion differences of subsidiaries abroad (Brazil, Argentina and Paraguay), due to the differences between monetary assets and liabilities (that is, those denominated in a local currency and consequently exposed to foreign currency translation risk from translation of their functional currency to the presentation currency of the consolidated statements) is hedged only when it is predicted that material adverse differences could occur and when the costs associated with such hedging is deemed reasonable by  management. Currently, the Company does not have any of such hedge agreements.

In the period January to June 2013, the Brazilian real and the Argentine peso presented an average devaluation of 2.6% and 3.7%, respectively, with regard to the reporting currency. In the same period in 2013, the Paraguayan Guaraní has presented a 5.0% appreciation with respect to the reporting currency.

Currently in Argentina, there are foreign exchange restrictions and there is a parallel currency market with an exchange rate which is higher than the official rate. If the Argentine peso were to devalue by an additional 25% with respect to the Chilean peso, the effects upon translation would amount to a higher loss of ThCh$ 1,001,968. On the other hand, at equity level, this would result in a decrease in equity of ThCh$13,744,896.

If the Brazilian real devalued by at least 8.4% with respect to the Chilean peso, the effect upon translation would amount to a higher gain of thCh$1,297,413.  On the other hand, at equity level, this would result in a smaller decrease in equity of ThCh$11,901,032.

If the Paraguayan Guaraní would have appreciated by an additional 2.2% with respect to the  Chilean peso,  the effect upon translation would amount to a greater profit of ThCh$130,616.  On the other hand, at the equity level, this greater appreciation would result in a higher equity increase of ThCh$5,490,164.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the year ended June 30, 2013 of approximately ThCh$5,498,260.  To minimize and/or stabilize such risk, anticipated purchase and supply agreements are frequently obtained when market conditions are favorable. Derivative instruments for commodities have also been used.

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of June 30, 2013:

	Year of maturity (unaudited)
Item	2013	2014	2015	2016	2017 and more
	ThCh$	ThCh$	ThCh $	ThCh $	ThCh $
Bank debt	96,457,249	48,010,648	20,369,557	16,625,191	11,212,833
Bonds payable	5,636,113	15,743,820	15,658,122	15,486,727	130,738,113
Operating lease obligations	2,277,824	1,806,754	1,292,370	463,747	357,705
Purchase obligations	110,001,650	82,886,123	65,479,190	29,971,644	123,829,245
Total	214,372,836	148,447,345	102,799,239	62,547,309	266,137,896

NOTA 23 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2013	01.01.2012	04.01.2013	04.01.2012
Description	06.30.2013	06.30.2012	06.30.2013	06.30.2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	1,251,063	233,898	1,074,217	178,740
Adjustment of judicial deposit (Brazil)	254,337	462,601	67,916	197,582
Gain on sale of investments SAAB	434,580	—	434,580	—
Other	87,547	75,160	24,785	6,622
Total	2,027,527	771,659	1,601,498	382,944

NOTE 24 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2013	01.01.2012	04.01.2013	04.01.2012
Description	06.30.2013	06.30.2012	06.30.2013	06.30.2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Tax on bank debits	2,891,230	2,113,452	1,403,775	1,063,295
Loss on sale of interest in Leao Jr (Brazil)	1,585,705	—	318,781	—
Write-off of property, plant and equipment	2,361,096	264,609	2,361,096	—
Restructuring distribution Project (Chile)	1,230,196	—	1,230,196
Provisions	902,175	851,529	408,971	381,819
Professional service fees	148,448	310,254	97,732	148,127
Loss on sale of property, plant and equipment	120,559	613,906	57,509	498,388
Merger Andina-Polar (see note 13.2)	188,176	1,641,298	107,981	246,505
Other	913,978	493,482	566,224	124,185
Total	10,341,563	6,288,530	6,552,265	2,462,319

NOTE 25 —  FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

b)             Finance income

	01.01.2013	01.01.2012	04.01.2013	04.01.2012
Description	06.30.2013	06.30.2012	06.30.2013	06.30.2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	1,133,311	1,276,358	594,071	690,028
Other interest income	115,302	179,205	25,342	44,684
Total	1,248,613	1,455,563	619,413	734,712

b)             Finance costs

	01.01.2013	01.01.2012	04.01.2013	04.01.2012
Description	06.30.2013	06.30.2012	06.30.2013	06.30.2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	3,076,789	2,547,076	1,344,665	1,273,287
Bank loan interest	5,976,992	1,104,041	2,330,711	731,353
Other interest costs	1,032,468	396,876	839,261	212,865
Total	10,086,249	4,047,993	4,514,638	2,217,505

NOTE 26 —  OTHER INCOME AND EXPENSES

Other gains and losses are detailed as follows:

	01.01.2013	01.01.2012	04.01.2013	04.01.2012
Description	06.30.2013	06.30.2012	06.30.2013	06.30.2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Restructuring of operations (new Renca plant)	(370,583)	(400,453)	(265,840)	(343,365)
Gains on derivative transactions	865,153	645,778	2,289,597	902,362
Other income and expenses	(113,582)	(4,333)	40,083	(1,734)
Total	380,988	240,992	2,063,840	557,263

NOTE 27 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$1,965,791 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended June 30, 2013		Future commitments
	(unaudited)		(unaudited)
		Capitalized to		Capitalized to
		property,	Recorded	property,
	Recorded as	plant and	as	plant and
Country	expenses	equipment	expenses	equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	534,256	239,459	549,493	502,916
Argentina	464,840	—	532,388	1,982,986
Brazil	433,174	257,068	531,521	1,164,040
Paraguay	29,993	7,001	—	3,847
Total	1,462,263	503,528	1,613,402	3,653,789

NOTE 28 -  Auditors´ fees

Details of the fees paid to the external auditors are as follows:

	01.01.2013	01.01.2012	04.01.2013	04.01.2012
Description	06.30.2013	06.30.2012	06.30.2013	06.30.2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	ThCh$	ThCh$	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	282,486	338,733	184,548	336,603
Remuneration of the Auditor for tax services	36,151	36,514	22,561	25,833
Remuneration of the Auditor for other services	18,043	130,207	11,494	130,207
Total	336,680	505,454	218,603	492,643

NOTE 29 —  SUBSEQUENT EVENTS

On July 10, 2013, “Rio de Janeiro Refrescos Ltda.”, a subsidiary of the Company in Brazil, signed a purchase agreement for 100% of the shares of “Companhia de Bebidas Ipiranga” (Ipiranga).

Ipiranga is a company dedicated to the production, marketing and distribution of Coca-Cola brand products in parts of the territories of the States of São Paulo and Minas Gerais, serving approximately 23,000 customers. Sales during the year 2012 amounted to MR$695 and EBITDA during the same period reached MR$112.

The agreed upon value of the transaction amounts to MR$1,218 million. To establish the payment value for the shares of the company, the net debt of Ipiranga will be subtracted from this amount upon materialization of the transaction.

The materialization of the purchase agreement is subject to the fulfillment of certain conditions, one of them being the approval of the transaction by the “Conselho Administrativo de Defensa Economica” (the Brazilian Antitrust authority) and The Coca-Cola Company.

Except as provided above, between June 30, 2013 and the date of issuance of this report there are no other subsequent events significantly affecting the presentation of these financial statements.

REPORT OF INDEPENDENT AUDITORS

(Translation of the original in Spanish)

Santiago, February 20, 2012

To the Shareholders and Directors of

Embotelladoras Coca-Cola Polar S.A.

We have audited the accompanying consolidated statements of financial position of Embotelladoras Coca-Cola Polar S.A. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended. These financial statements (including the related notes thereto) are the responsibility of the management of Embotelladoras Coca-Cola Polar S.A.. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the associates mentioned in Note 11, which statements represent for Embotelladoras Coca-Cola Polar S.A. a total investment in associates using the equity method of accounting of ThCh4 6,658,180 (ThCh$ 2,838,428 in 2010) and a share of profit of associates using the equity method of accounting of ThCh$ 178,446 (loss of ThCh$ 46,818 in 2010). Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the associates mentioned in Note 11, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Embotelladoras Coca-Cola Polar S.A. and subsidiaries as of December 31, 2011 and 2010, and the integral results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2011 and 2010

		December, 31
ASSETS	Note	2011	2010
		ThCh$	ThCh$
Cash and cash equivalents	(5)	21,655,721	34,271,600
Other financial assets	(16.1 a)	—	281,917
Other non-financial assets		1,445,854	1,070,363
Trade and other receivables	(16.1 a)	30,917,590	25,068,412
Accounts receivable from related parties	(10 a)	4,714,831	7,238,,689
Inventories	(4)	23,099,370	16,077,892
Current income tax receivables		2,217,661	1,423,756

Total current assets		84,051,027	85,432,629

Other financial assets	(16.1 a)	—	11,466,245
Other non-financial assets		1,614,484	1,216,672
Investments in associates using equity method of accounting	(11 d)	6,658,180	2,838,428
Intangible assets other than goodwill	(13)	2,660,960	1,606,117
Goodwill	(14)	9,454,266	9,311,567
Property, plant and equipment	(7 a)	167,627,602	123,233,569
Deferred income tax assets	(6 b)	6,053,408	3,829,416

Total non-current assets		194,068,900	153,502,014

Total assets		278,119,927	238,934,643

The accompanying Notes 1 to 20 form an integral part of these consolidated financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of December 31, 2011 and 2010

		December, 31
LIABILITIES	Note	2011	2010
		ThCh$	ThCh$
Other financial liabilities	(16)	10,179,516	7,603,664
Trade and other payables	(16)	43,003,149	29,782,574
Accounts payable to related parties	(10 b)	6,807,547	5,161,658
Other provisions	(12 a)	1,913,943	782,326
Current income tax payables		—	737,558
Other non-financial liabilities	(15 e)	3,376,811	1,416,026

Total current liabilities		65,280,966	45,483,806

Other financial liabilities	(16.2 b)	69,590,825	71,139,639
Other accounts payable	(16.2 b)	4,928,209	4,042,293
Deferred income tax liabilities	(6 b)	10,125,957	8,839,439

Total non-current liabilities		84,644,991	84,021,371

Share capital		39,685,061	39,685,061
Accumulated earnings		91,212,166	86,982,115
Share premium		182,060	182,060
Other reserves	(15 f)	(4,818,067)	(18,727,653)

Total equity attributable to owners of the controllers		126,261,220	108,121,583

Non-controlling interests	(15 i)	1,932,750	1,307,883

Total equity		128,193,970	109,429,466

Total liabilities and equity		278,119,927	238,934,643

The accompanying Notes 1 to 20 form an integral part of these consolidated financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2011 and 2010

		December 31,
	Note	2011	2010
		ThCh$	ThCh$
Revenue	(8 a)	294,865,067	230,401,341
Cost of sales	(8 b)	(181,893,101)	(140,770,667)

Gross margin		112,971,966	86,630,674

Other income	(8 a)	1,061,810	4,816,521
Distribution costs	(8 b)	(39,396,954)	(28,678,805)
Administrative expenses	(8 b)	(15,875,727)	(11,479,300)
Other expenses, by function	(8 b)	(25,214,963)	(19,775,798)
Other losses	(8 d)	(5,627,310)	(1,801,346)
Finance income		1,021,628	1,565,211
Finance costs	(8 c)	(3,377,351)	(4,233,080)
Share of profit (loss) of associates using equity method of accounting	(11 d)	178,446	(46,818)
Losses on foreign exchange differences		(399,910)	(1,830,776)
Gains on indexation differences		6,943	1,897

Earnings before income tax		25,348,578	28,168,380
Income tax expense	(6 c)	(1,766,758)	(1,065,360)

Earnings for the year		23,581,820	27,103,020

Earnings attributable to:
Owners of the controllers		23,240,036	26,746,755
Non-controlling interests	(15 h)	341,784	356,265

Earnings for the year		23,581,820	27,103,020

Earnings per share
Earnings per share (basic & diluted)	(15 d)	83.00	95.52

The accompanying Notes 1 to 20 form an integral part of these consolidated financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Continued)

For the years ended on December 31, 2011 and 2010

	December, 31
	2011	2010
	ThCh$	ThCh$
Earnings for the year	23,581,820	27,103,020

Foreign currency translation differences	14,192,669	(9,831,775)

Total comprehensive income for the year	37,774,489	17,271,245

Total comprehensive income attributable to:
Owners of the controllers	37,149,622	17,037,291
Non-controlling interests	624,867	233,954

Total comprehensive income for the year	37,774,489	17,271,245

The accompanying Notes 1 to 20 form an integral part of these consolidated financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2011 and 2010

			Other reserves			Total equity
			Various		Accumulated	attributable	Non-
	Share	Share	other	Translation	earnings	to owners of	controlling
	capital	premium	reserves	Reserves	(loss)	the controllers	interests	Total equity

Opening balance at 01.01.2011	39,685,061	182,060	(3,243,316)	(15,484,337)	86,982,115	108,121,583	1,307,883	109,429,466

Comprehensive income
Earnings for the year	—	—	—	—	23,240,036	23,240,036	341,784	23,581,820
Other Comprehensive Income	—	—	—	13,909,586	—	13,909,586	283,083	14,192,669
Dividends	—	—	—	—	(19,009,985)	(19,009,985)	—	(19,009,985)

Changes in Equity	—	—	—	13,909,586	4,230,051	18,139,637	624,867	18,764,504

Closing balance at 12.31.2011	39,685,061	182,060	(3,243,316)	(1,574,751)	91,212,166	126,261,220	1,932,750	128,193,970

Opening balance at 01.01.2010	39,685,061	182,060	(3,243,316)	(5,774,873)	72,256,534	103,105,466	1,073,929	104,179,395
Comprehensive Income
Earnings for the year	—	—	—	—	26,746,755	26,746,755	356,265	27,103,020
Other Comprehensive Income	—	—	—	(9,709,464)	—	(9,709,464)	(122,311)	(9,831,775)
Dividends	—	—	—	—	(12,021,174)	(12,021,174)	—	(12,021,174)

Changes in Equity	—	—	—	(9,709,464)	14,725,581	5,016,117	233,954	5,250,071

Closing balance at 12.31.2010	39,685,061	182,060	(3,243,316)	(15,484,337)	86,982,115	108,121,583	1,307,883	109,429,466

The accompanying Notes 1 to 20 form an integral part of these consolidated financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. Y SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended on December 31, 2011 and 2010

		December 31,
Consolidated statement of cash flows (direct method)	Note	2011	2010
		ThCh$	ThCh$
Cash flows generated from (used in) operating activities
Proceeds of sales of goods and services		375,096,531	279,016,420
Payments to suppliers of goods and services		(259,387,461)	(193,181,807)
Payment to and on behalf of employees		(37,403,128)	(32,182,254)
Payments for other operating activities		(3,662,502)	—
Payments for restructuring disbursements		(19,307,304)	(17,477,785)
Income tax paid		(5,070,148)	(3,742,023)
Other cash (outflows) inflows		(654,320)	2,121,001

Cash flow generated from (used in) operating activities		49,611,668	34,553,552

Cash flows generated from (used in) investment activities
Interest received		1,445,594	1,532,823
Purchases of property, plant and equipment		(50,766,634)	(37,453,319)
Purchases of intangible assets		(1,109,668)	(246,893)
Cash flows used to purchase non-controlling interests		(3,248,760)	—
Cash flows from other investment activities		11,652,690	—

Cash flow generated from (used in) investment activities		(42,026,778)	(36,167,389)

Cash flows generated from (used in) financing activities
Proceeds from short term loans		5,192,000	—
Proceeds from long term loans		6,140,100	—
Repayments of loans		(12,579,785)	(10,754,467)
Interest paid		(3,542,214)	(2,934,177)
Dividends paid		(17,049,200)	(14,420,000)
Other cash inflows	(16.2 a)	—	55,233,308

Cash flow generated from (used in) financing activities		(21,839,099)	27,124,664

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(14,254,209)	25,510,827
EFFECTS OF EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS		1,638,330	(641,592)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		34,271,600	9,402,365

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(5)	21,655,721	34,271,600

The accompanying Notes 1 to 20 form an integral part of these consolidated financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31, 2011 AND 2010

NOTE 1 - CORPORATE INFORMATION

Embotelladoras Coca-Cola Polar S.A. (“Coca-Cola Polar” or “the Company”) and Subsidiaries (“the Group”) is the owner of franchised bottlers of The Coca-Cola Company in Chile, Argentina and Paraguay. Each territory has a separate and independent franchising agreement with The Coca-Cola Company covering the production and distribution of products under the Coca-Cola brand.

Coca-Cola Polar operates Coca-Cola franchises in Chile’s II, III, IV, XI and XII Regions.

Coca-Cola Polar Argentina S.A. operates the franchises of the provinces of Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Rio Negro, La Pampa and the western part of the province of Buenos Aires.

Paraguay Refrescos S.A. has franchises for the whole of the Republic of Paraguay.

The franchises for these territories operate under a renewable period of 5 years. The next renewal period of these franchises is in 2014.

The parent Embotelladoras Coca-Cola Polar S.A. is a corporation regulated by the Superintendency of Securities and Insurance (“SVS”) and is registered in the Securities Register in Santiago, Chile under No.0388. The Company’s shares are traded on the Chilean stock market exchange.

Embotelladoras Coca-Cola Polar S.A. is domiciled at Avenida Nueva Tajamar 481, 4th floor, South Tower, Las Condes, Santiago, Chile and its tax registration number is 93.473.000-3.

The Board of Directors approved the consolidated financial statements as of December 31, 2011 at its meeting held on February 20, 2012, which will be approved at the 2012 Annual General Meeting of Shareholders .

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)             Accounting Period

The consolidated financial statements cover the following periods:

•	Consolidated statements of financial position:	As of December 31, 2011 and 2010.
•	Consolidated statements of comprehensive income and cash flows:	For the years ended December 31, 2011 and 2010
•	Consolidated statement of changes in equity:	For the years ended December 31, 2011 and 2010

b)             Basis of preparation

These consolidated financial statements of Embotelladoras Coca Cola Polar S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

The accounting policies have been applied consistently in all the years in these consolidated financial statements.

These consolidated financial statements have been prepared under the historic cost convention, except for financial assets at fair value through profit and loss.

The figures included in the accompanying consolidated financial statements are expressed in thousands of Chilean pesos which is the Company’s functional currency and Group’s presentation currency.

c)              Consolidation

Subsidiaries are all entities over which the Group has the power to govern their operating and financial policies. Subsidiaries are consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which the control ceases.

The group uses the purchase method to account for the acquisition of a subsidiary. The cost of an acquisition is determined as the fair value of the assets transferred, equity interests issued and liabilities incurred assumed on the date of acquisition. The identifiable assets acquired, and the liabilities and contingent liabilities assumed in a business combination, are measured initially at their fair values on the date of acquisition, regardless of the size of any minority interest. The excess of the acquisition cost over the fair value of the Group’s net identifiable assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the consolidated statement of comprehensive income.

Intercompany transactions, balances, income, expenses and unrealized gains between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction shows impairment in the value of the asset transferred. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The following companies are included in the consolidation:

			Shareholding Percentage
						December 31,
		Country	December 31, 2011			2010
Tax ID No.	Entity	of Origin	Direct	Indirect	Total	Total
96.928.520-7	Transportes Polar S.A.	Chile	99.99	—	99.99	99.99
96.971.280-6	Inversiones Los AndesLtda.	Chile	99.99	—	99.99	99.99
Foreign	Coca-Cola Polar Argentina S.A.	Argentina	5.00	95.00	100.00	100.00
Foreign	Paraguay Refrescos S.A.	Paraguay	0.08	98.00	98.00	98.00
Foreign	Kopolar Refrescos S.A.	Paraguay	0.17	99.83	100.00	100.00
Foreign	Aconcagua Investing S.A.	British Vírgin	0.71	99.29	100.00	100.00
		Islands

d)                   Foreign currency translation

•                  Functional and presentation currency

Items included in the consolidated financial statements of each of the Group´s companies are measured using the currency of the primary economic environment in which each company operates (functional currency). The consolidated financial statements are presented in Chilean pesos which is the Company’s functional currency and the Group’s presentation currency.

•                  Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.

Foreign exchange gains and losses resulting from the settlement of such transactions and the translation at each period’s closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

The exchange rates and amounts outstanding at the close of each year are as follows:

Date	Ch$ / US$	Arg$ /US$	GS/ US$	Ch$ / UF
December 31, 2011	519.20	4.30	4,400.00	22,294.03
December 31, 2010	468.01	3.97	4,600.00	21,455.55

•                 Group companies

The results and financial position of all the Group entities (none of which has a currency of a hyper-inflationary economy) which have a functional currency different from the presentation currency as follows:

a)             Assets and liabilities for each statement of financial position are translated at the closing exchange rate on the financial position date;

b)             Income and expenses in each statement of income are translated at the monthly average exchange rate; and

c)              All resulting exchange differences from (a) and (b) above are recognized in other comprensive income.

The Group´s companies which have a functional currency other than presentation currency are:

Company	Functional Currency

Coca Cola Polar Argentina S.A.	Argentine pesos
Paraguay Refrescos S.A.	Guaranies
Kopolar Refrescos S.A.	Guaranies

For the purposes of consolidation, exchange differences resutling from the translation of the net investment in foreign entities, debt and other financial instruments designated as hedges for such investments, are recognized in equity (other comprensive income).

When a foreign investment is realized, such exchange differences are recognized in the consolidated statement of comprehensive income in the corresponding period.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the exchange rate on the date of closing.

e)              Investment in Associates

Associates are all entities over which the Group has significant influence. Investments in associates are accounted for using the equity method. The Group’s investment in associates considers the goodwill identified at the time of the acquisition (net of any accumulated impairment loss).

The Group’s post-acquisition share of profit or loss of the associates is recognized in the consolidated statement of comprehensive income and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income.

When the Group’s share of loss of an associate equals or exceeds its interest of the associate, including any unsecured account receivables, the Group does not recognize any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized earnings on transactions between the Group and its associates are eliminated in proportion to the Group’s interest in the associate.  Unrealized losses are eliminated, unless the transaction provides evidence of impairment of the asset transferred. Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

f)               Goodwill

Goodwill represents the excess between the acquisition cost and the Group’s interest in the fair value of the net identifiable assets of a subsidiary or associate on the date of acquisition.

In the case of the acquisition of subsidiaries, this excess is treated as goodwill, while in the acquisition of associates, it is considered as part of Investments in associates under the equity method of accounting.

Goodwill is not subject to amortization. It is tested for impairment annually and impairment los, if any, is recognized in the consolidated statements of comprehensive income. For the purposes of impairment testing, goodwill is allocated to cash-generating units, which represent the Group’s investments in the countries where it operates.

In the event of the disposal of the investment, goodwill forms part of the total cost of the investment.

g)              Intangible Assets

•                  Rights

These relate to premiums paid by the Argentine subsidiary relating to the acquisition of territories and acquisition of rights to operate and distribute products of the Benedictino brand made by Embotelladoras Coca-Cola Polar S.A.

The rights are recorded at historic cost and are not subject to amortization as they have indefinite useful lives.

Impairment is tested annually and impairment losses, if any, is recognized to the consolidated statement of comprehensive income. For the purpose of impairment testing, goodwill is allocated to cash-generating units, which represent the Group’s investments in the countries where it operates or the specific category that originated it.

•                  Software

Software licenses acquired are capitalized based on the costs incurred in acquiring or maintaining computer software programs. These costs are amortized over the terms of their estimated useful lives.

Costs associated with the development or maintenance of computer software programs are recorded as an expense as incurred. Disbursements directly associated with the production of “specific and identifiable” computer software programs controlled by the Group, and which will generate economic benefits over and above their costs for more than a year, are recognized as intangible assets. Direct costs include the costs of the employees who develop the computer software programs and a portion of the corresponding indirect costs.

h)             Property, Plant and Equipment

The Company recognizes property, plant and equipment at their historic cost (which include the attributable costs determined by revaluations made in accordance with IFRS 1, First time adoption of IFRS), less accumulated depreciation. The historic cost includes all expenditure that is directly attributable to the acquisition of the assets.

Finance costs attributable to the construction of property, plant and equipment are capitalized at their cost until the date when they are ready to be used.

Subsequent costs relating to the repairs and maintenance of the assets are recognized as expenses incurred. However, any costs that meet the following conditions:

•                  that these assets will generate future economic benefits for the Company; and

•                  that the costs of these assets can be measured reliably.

are included in the value of the asset or recorded as a separate asset.

Residual values and remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.

Depreciation of property, plant and equipment is calculated using the straight-line method over the useful lives of the assets. The useful lives determined by types of assets are as follows:

Assets	Range of years
Buildings	40 - 80
Plant and equipment:
Machinery	15 - 20
Transportation equipment	10
Computer equipment	3
Motor vehicles	10
Other property, plant and equipment:
Market assets	8
Crates & bottles	4 - 8

Gains and losses on disposal of property, plant and equipment relate to the difference between the proceeds of the transaction and the carrying value of the assets, which are recognized in the consolidated statement of comprehensive income in the period in which they incur, within in Other revenue or Other expenses.

i)                 Impairment of Non-Financial Assets

Assets that have an indefinite useful life and are not subject to amortization are tested annually for impairment. Assets subject to amortization are reviewed for impairment when economic events or changes in circumstances indicate that their carrying value may not be recoverable. When the book value of an asset exceeds its recoverable value, an impairment is recognized in the consolidated statement of income and its carrying amount is reduced to the recoverable value.

The recoverable value of an asset is defined as the higher of the net sale price and its value in use. The net sale price is fair value less the costs to sell. Value in use is the present value of the estimated future cash flows to be generated by the continual use of an asset and by its disposal value at the end of its useful life. The present value is determined by using a discount rate that reflects the present value of such cash flows and the specific risks of the asset. Recoverable amounts are estimated for each asset or, if not possible, for the cash generating unit that represents the smallest group of assets that generate separately identifable cash flows.

The carrying values of non-financial assets other than goodwill that have been written down for impairment are reviewed on each reporting date for possible reversal of the impairment which, if any, are recorded as a gain in the period of such reversal.

j)                Financial Assets

The Company classifies its financial assets in the following categories: (a) financial assets at fair value through profit and loss, and (b) loans and receivables. The Company has no financial assets classified as investments held to maturity or assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at intial recognition and re-evaluates this classification on the date of each closing.

•                  Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Financial assets defined in this category are recognized at fair value and any changes to the these fair values are recognized in the consolidated statement of comprehensive income.

•                  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without the intention to negotiate the account receivable. They are included in current assets, except for those with maturities of over 12 months from the date of the statement of financial position which are classified as non-current assets. Loans and receivables are included in Trade and other receivables in the consolidated statement of financial position.

Financial assets in this category are initially recognized at their fair value. They are subsequently measured using the amortized-cost method based on the effective interest rate, which are recognized in finance income for the period between its intial recognition and its settlement. As accounts receivable have short term maturities, the Company recognizes them at their nominal values.

The Company evaluates at the date of each closing whether there is objective evidence that a financial asset or a group of financial assets have suffered impairment. Potential impairment indicators of accounts receivable include the debtors´financial difficulties, potential bankruptcy proceedings, financial reorganization, default and non-payment.

Should impairment exist; a provision is made to recognize impairment losses. The amount of this provision is the difference between the carrying value of the asset and the present value of the estimated future cash flows to be recovered, discounted at the effective interest rate. The carrying value of the asset is reduced by the provision and the amount of the loss is charged to the consolidated statement of comprehensive income. Subsequent reversals of amounts previously recognized as impaired, are recognized as a credit to the consolidated statement of comprehensive income in the period that it incurs.

k)             Inventories

Inventories are stated at the lower of cost and net realization value, less a provision for obsolescence. Net realization value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost includes purchase price plus necessary additional costs until the products are sold. Cost is determined using the weighted average method. The cost of inventories subject to manufacturing processes includes the cost of raw materials, direct workforce and indirect overhead manufacturing costs (on the basis of the normal operating capacity).

Provision for obsolescence of inventories is estimanted for those items that are not probable to be used or sold. This is determined on an individual basis, considering the aging of the items, among other information, according to management´s judgment and experience. The obsolescence loss is recognized directly in the consolidated statement of comprehensive income.

l)                 Trade receivables

Trade receivables, as indicated in Note 2 j), are shown at their nominal value due to their short term maturities, less the allowance for doubtful accounts. The allowance for doubtful accounts of trade receivables is considered when there is objective evidence that the Group may not collect all the amounts due in accordance with the original terms of the accounts receivable. The allowance amoun is recognized in the consolidated statement of comprehensive income.

m)         Statement of cash flows

•                  Cash and cash equivalents

The parent company and its subsidiaries have considered cash and cash equivalents as cash on hand, time deposits and other short-term highly liquid investments with original maturities of three months or less.

•                  Classification of interest and dividends paid

Cash flows used in payments of interest and dividends are shown in Net cash flow in financing activities.

n)             Trade payables

Trade payables are initially recognized at their fair value and are subsequently measured at their amortized cost using the effective interest method.

o)             Interest-Bearing Loans and Debt Issue Obligations

Loans and debt issues are initially recognized at fair value, net of transaction costs. These obligations with third parties are subsequently measured at their amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the obligations using the effective interest method.

p)             Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; resources will be required to settle the obligation; and the amount has been reliably measured.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using an interest rate that reflects current market conditions of the time value of money and specific risks of the obligation. The increase in the provision due to passage of time is recognized as interest expense.

q)             Guarantee deposits

Returnable crates and bottles are recorded in property, plant and equipment. For those that have been delivered to the sales channels for marketing purposes, a financial liability is recognized to reflect the obligation to reimburse the guarantee deposits made by customers. This financial liability is measured at amortized cost and is released when the obligation is settled.

r)                Current and deferred income taxes

The parent company and its subsidiaries have recognized their tax rights and obligations based on current legislation.

The current tax expense is recorded in the consolidated statement of comprehensive income. Income tax payable is calculated based on the taxable income for the year using the applicable tax rates enacted at the date of the statement of financial position, any adjustments to taxes payable of previous years and the effect of movements in deferred income tax assets and liabilities.

Deferred income taxes are recognized on temporary differences arising between the assets and liabilities and their carrying amounts shown in the financial statements. Deferred income tax assets and liabilities are determined using the tax rates that have been enacted at the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or thedeferred income tax liability is settled.

Deferred income tax on temporary differences arising on investments in subsidiaries and associates is not provided for when timing of the reversal of the temporary differences is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

s)               Employee Benefits

•                  Profit-sharing and bonuses

The Company has no contractual or obligatory incentive plans. However, the incentives for the senior executives are calculated based on expected returns and individual performance. These benefits are provided for at the close of the financial year.

t)                Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements.

This liability is accrued when the dividends are approved by the shareholder or are established by law (minimum obligatory).

u)             Operating segments

IFRS 8 requires entities to adopt “the management view” for disclosing information on the results of their operating segments. This is generally the information that management uses internally to assess the performance of segments and to allocate resources. The following reportable operating segments have therefore been determined:

•                  Operations in Chile

•                  Operations in Argentina

•                  Operations in Paraguay

v)             Revenue recognition

Revenue is measured at fair value of the sale of goods and services, net of taxes and discounts.

The Company recognized revenue based on the following criteria:

•                  Sale of goods

Revenues are recognized when all the significant risks and rewards of titles to the goods have been passed on to the customer.

•                  Interest

Interest income is recognized using the effective interest method.

w)           Critical accounting estimates and assumptions

The estimates and assumptions that have a significant risk of causing a material adjustment to the financial statements wihin the next financial year are addressed below.

i)                 Revision of carrying values of goodwill and provision for impairments

The Group annually tests whether goodwill has suffered any loss for impairment in accordance with the guidelines stated in IAS 36. The recoverable amounts of the cash-generating units have been determined based on value in use calculations. These calculations require the use of estimates for the preparation of the future cash flows, including the projection of the Group’s future operations, projection of economic factors that affect revenues and costs, and the determination of the discount rate to be applied.

ii)              Guarantee deposits

As disclosed in Note 2 q), the Company has an obligation to reimburse customers their packaging (crates and bottles) guarantee deposits. This obligation is written down when it has been settled. The Company therefore considers that this obligation has been settled when a) customers return the packaging and request for the refund of their deposit, or b) the packaging ceases to exist or is damaged. The valuation of this liability assumes that, in the absence of the circumstance described in a) above, the obligation will remain unchanged to the extent that it cannot be shown, through physical counts and other testing methods, that the packaging has ceased to exist.

x)             New and amendments IFRSs and Interpretations of the IFRSs

New standards, amendments and interpretations effective for periods on or after January 1, 2012:

	New standards, interpretations & amendments	Effective date
IAS 24	Related party disclosures	January 1, 2011
IAS 32	Financial instruments: presentation	February 1, 2010
IFRS 1	First time adoption of IFRS	July 1, 2010
IFRIC 14	Advance payment of obligations	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

These newly-issued standards, amendments and interpretations are not currently significant for the Group.

New standards, amendments and interpretations issued but not in effect for the financial year starting January 1, 2012, and not early adopted.

IAS 12	Income tax	January 1, 2012
IAS 1	Presentation of financial statements	July 1, 2012
IFRS 1	First time adoption of IFRS	July 1, 2011
IFRS 7	Financial instruments: disclosures	July 1, 2011
IAS 19	Employee benefits	January 1, 2013
IFRS 9	Financial instruments	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint ventures	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IAS 27	Separate financial statements	January 1, 2013
IAS 28	Investments in associates and joint ventures	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
IFRSIC 20	Shipping Costs	January 1, 2013

The Company’s management believes that the adoption of the above-described standards, amendments and interpretations will have no significant impact on the consolidated financial statements of Embotelladoras Coca-Cola Polar S.A. and subsidiaries.

NOTE 3 - FINANCIAL INFORMATION BY OPERATING SEGMENT

As indicated in Note 2 u), management has determined the operating segments based on the internal reports which are used for making strategic decisions. Management mainly make strategic decisions based on gepgraphic location, therefore, operating segments are as follows:

•                  Operations in Chile

•                  Operations in Argentina

•                  Operations in Paraguay

All the reportable operating segments generate their revenues from the production and commercialization of Coca-Cola products, as mentioned in Note 1.

There are no customers that represent more than 10% of the Company’s revenues.

The following shows financial information on the different operating segments and their reconciliation with the consolidated financial statements of Embotelladoras Coca-Cola Polar S.A. and its subsidiaries:

	Chilean	Argentine	Paraguayan		Consolidated
	operation	operation	operation	Eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the year ended December 31, 2011
Revenue from extrernal customers	94,308,914	96,206,745	104,349,408	—	294,865,067
Revenue between segments	1,772,962	—	—	(1,772,962)	—
Finance income	714,511	—	916,417	(609,300)	1,021,628
Finance costs	(3,286,343)	(57,470)	(642,838)	609,300	(3,377,351)

Net finance income	(2,571,832)	(57,470)	273,579	—	(2,355,723)

Depreciations and amortization	(4,810,177)	(3,271,723)	(5,189,224)	—	(13,271,124)
Total of significant revenue items	659,981	129,372	272,457	—	1,061,810
Total of significant expense items	(83,801,434)	(92,734,192)	(81,955,546)	1,772,962	(256,718,210)

Earnings for the year	5,558,414	272,732	17,750,674	—	23,581,820

Share of profit of associate using equity method of accounting	178,446	—	—	—	178,446
Income tax expense (recovery)	(1,217,230)	1,304,384	(1,853,912)	—	(1,766,758)

Total assets	94,181,721	80,536,489	108,948,541	(5,546,824)	278,119,927

Investments in associates using equity method of accounting	6,658,180	—	—	—	6,658,180
Capital expenditure	14,027,904	16,240,498	21,578,527	—	51,846,929

Total liabilities	107,712,798	31,837,025	15,922,958	(5,546,824)	149,925,957

	Chilean	Argentine	Paraguayan		Consolidated
	operation	operation	operation	Eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For theyear ended December 31, 2010
Revenue from extrernal customers	83,907,441	73,438,848	73,055,052	—	230,401,341
Revenue between segments,	2,170,493	—	—	(2,170,493)	—
Finance income	2,116,380	7,337	202,107	(760,613)	1,565,211
Finance costs	(1,172,468)	(2,523,176)	(698,049)	760,613	(4,233,080)

Net finance income	343,912	(2,515,839)	(495,942)	—	(2,667,869)

Depreciations and amortization	(4,287,307)	(2,822,598)	(3,578,758)	—	(10,688,663
Total of significant revenue items	4,446,326	139,707	230,488	—	4,816,521
Total of significant expense items	(74,794,830)	(71,082,645)	(51,051,328)	2,170,493	(194,758,310)

Earnings (loss) for the year	11,786,035	(2,842,527)	18,159,512	—	27,103,020

Share of loss of associate using equity method of accounting	(46,818)	—	—	—	(46,818)
Income tax expense (recovery)	(2,128,486)	2,799,041	(1,735,915)	—	(1,065,360)

Total assets	107,609,369	58,660,380	75,475,241	(2,810,347)	238,934,643

Investments in associates using equity method of accounting	2,838,432	—	—	—	2,838,432
Capital expenditure	10,898,827	14,588,605	17,593,590	—	43,081,022

Total liabilities	86,029,398	33,704,453	12,581,674	(2,810,347)	129,505,177

NOTE 4 - INVENTORIES

The composition of the balance of inventories at each year end is as follows:

	As of December 31,
	2011	2010
	ThCh$	ThCh$
Raw materials	13,582,785	8,822,574
Merchandise	1,796,829	1,983,462
Supplies for production	555,240	485,090
Work in progress	776,623	531,080
Finished goods	4,736,564	3,445,028
Others	1,651,329	810,658

Total	23,099,370	16,077,892

The Company determines the cost of inventories using the weighted average method.

The cost of inventories recorded to Cost of sales for each year end is as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Cost of inventories	177,447,651	135,101,628

The obsolescence expense of inventories, recorded in the statement of comprehensive for of each year, is as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Obsolescence expense	141,120	231,585

NOTE 5 - CASH AND CASH EQUIVALENTS

The detail of cash and cash equivalents at the end of each year is as follows:

	As of December 31,
	2011	2010
	ThCh$	ThCh$
Cash on hand	46,468	79,378
Cash at bank	6,625,418	5,074,392
Term deposits	14,983,835	23,889,730
Mutual funds	—	5,228,100
Total	21,655,721	34,271,600

	As of December 31,
	2011	2010
	ThCh$	ThCh$
US Dollar	1,478,095	24,634,550
Argentine Peso	3,187,243	1,675,178
Guaraní	16,278,044	6,924,486
Chilean Peso	712,339	1,037,386
Total	21,655,721	34,271,600

There are no differences between cash and cash equivalents in the consolidated statements of financial position and cash and cash equivalents in the consolidated statements of cash flows.

•                  Term deposits

Term deposits, with original maturities of less than three months, are recorded at their amortized cost. Detail for the two year ends is as follows:

							Balance
Lodgement					Annual		as of December 31,
date	Entity	Country	Currency	Principal	rate	Maturity	2011
				ThCh$	%		ThCh$
12-30-2011	Banco Regional SAECA	Paraguay	Guaraníes	910,074	2.0	01-02-2012	910,074
10-31-2011	Itau S.A.	Paraguay	Guaraníes	600,000	6.7	01-02-2012	606,608
10-27-2011	Banco Regional SAECA	Paraguay	Guaraníes	1,200,000	7.5	01-25-2012	1,216,027
10-27-2011	Banco Regional SAECA	Paraguay	Guaraníes	1,200,000	7.5	01-25-2012	1,216,027
10-27-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1,680,000	8.5	01-25-2012	1,705,430
10-27-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1,920,000	8.5	01-25-2012	1,949,063
11-30-2011	Banco Regional SAECA	Paraguay	Guaraníes	960,000	7.5	02-29-2012	966,156
11-30-2011	Itau S.A.	Paraguay	Guaraníes	600,000	7.0	02-28-2012	603,567
11-30-2011	BBVA Paraguay SA	Paraguay	Guaraníes	600,000	7.5	02-28-2012	603,822
11-30-2011	HSBC Bank Paraguay	Paraguay	Guaraníes	540,000	6.6	02-28-2012	543,027
12-29-2011	Itau S.A.	Paraguay	Guaraníes	1,980,000	7.2	03-28-2012	1,980,787
12-29-2011	Itau S.A.	Paraguay	Dollars	882,090	2.0	01-30-2012	882,187
12-28-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1,200,000	8.0	03-27-2012	1,200,789
12-28-2011	HSBC Bank Paraguay	Paraguay	Guaraníes	600,000	5.5	01-27-2012	600,271
Total							14,983,835

							Balance
Lodgement					Annual		as of December 31,
date	Entity	Country	Currency	Principal	Rate	Maturity	2010
				ThCh$	%		ThCh$
10-29-2010	taú S.A.	Paraguay	Guaraníes	985,000	4.0	01-25-2011	1,000,000
10-27-2010	BBVA Paraguay S.A.	Paraguay	Dollars	1,400,000	3.5	01-26-2011	1,408,800
10-27-2010	Itaú S.A.	Paraguay	Guaraníes	492,500	4.0	01-27-2011	500,000
10-26-2010	HSBC Bank Py S.A.	Paraguay	Guaraníes	492,500	5.0	02-25-2011	500,000
12-29-2010	BBVA Paraguay S.A.	Paraguay	Guaraníes	1,000,000	6.5	03-30-2011	1,000,000
12-30-2010	Banco Regional SAECA	Paraguay	Guaraníes	787,049	6.6	03-31-2011	787,049
12-31-2010	Banco Regional SAECA	Paraguay	Guaraníes	909,501	2.8	01-03-2011	909,501
12-29-2010	Banco Penta S.A.	Chile	Dollars	9,828,210	1.6	05-15-2011	9,828,210
12-29-2010	Banco Penta S.A.	Chile	Dollars	5,382,115	1.7	06-02-2011	5,382,115
12-29-2010	Banco Penta S.A.	Chile	Dollars	2,574,055	1.9	07-07-2011	2,574,055
Total							23,889,730

There are no material differences between the carrying value of term deposits and their fair value.

•                  Mutual Funds

Mutual fund are valued at the market price at the end of each year. Variations in the value of the market value during the respective years are recognized as a charge or credit to income.

These mutual funds correspond to short-term low-risk investments. The portfolio consists of national debt instruments issued by Banco Central de Chile and the country’s principal financial institutions.

The following is the detail at the year ended December 31, 2010:

			Balance
			as of December 31,
Institution	Country	Currency	2010
			ThCh$
Fondos Mutuos Banchile	Chile	Chilean pesos	80,000
Fondos Mutuos Penta	Chile	Dollars	5,148,000
Total			5,228,100

NOTE 6 - CURRENT AND DEFERRED INCOME TAXES

a)             General Information

The parent company and subsidiaries have recognized their tax rights and obligations on the basis of each country’s current regulations.

Consolidated income tax as of December 31, 2011 and 2010 has been calculated on the basis of taxable income of ThCh$ 19,995,045 and ThCh$ 23,742,136 respectively, and provided for.

As of December 31, 2011, the Chilean companies show the following tax credits pending distribution:

	Taxable income
	With credit	With credit	Without
Company	17.0%	20.0%	credit	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladoras Coca-Cola Polar S.A.	1,247,120	3,576,368	892,520	5,716,008
Transportes Polar S.A.	—	392,806	120,646	513,452
Inversiones Los Andes Ltda.	145,528	—	66,820	212,348
Total	1,392,648	3,969,174	1,079,986	6,441,808

b)            Deferred income taxes

The balances of deferred income tax assets and liabilities at the end of each year are as follows:

	December 31,
	2011		2010
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	166,943	—	119,090	—
Vacations provision	73,187	—	57,400	—
Litigation provision	359,312	—	86,490	—
Inventories	321	99,257	6,711	101,087
Property, plant and equipment	—	7,440,433	—	6,802,727
Lease obligations	518,523	—	409,474	—
Tax losses carried forward	4,227,229	—	3,092,283	—
Advance payments	—	79,903	37,063	1,895
Foreign subsidiaries dividends	—	1,986,281	—	1,790,446
Credit on bond placement	332,569	—	—	—
Bond placement issue costs	—	78,678	—	89,828
Others	375,324	441,405	20,905	53,456
Total	6,053,408	10,125,957	3,829,416	8,839,439

Movement in deferred income taxes for the years ended December 31, 2011 and 2010 are as follows:

	For the year ended December 31,
	2011		2010
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	3,829,416	8,839,439	1,393,576	8,192,839
Increase on deferred income taxes	2,041,704	1,023,750	2,563,446	1,125,134
Increase (decrease) on foreign currency translation	182,288	262,768	(127,606)	(478,534)
Movements	2,223,992	1,286,518	2,435,840	646,600
Closing balance	6,053,408	10,125,957	3,829,416	8,839,439

c)              Income tax expense

The following shows the composition of the income tax expense for each year:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Current income tax expense	(2,533,730)	(2,816,748)
Adjustments to previous year´s current income tax	(124,763)	112,671
Other current tax expense	145,524	10,085

Current income tax expense	(2,512,969)	(2,693,992)

Credit (charge) for movements in deferred income taxes	733,834	1,637,678
Other credits (charges) for deferred income taxes	12,377	(9,046)

Deferred income taxes	746,211	1,628,632

Income tax expense, net	(1,766,758)	(1,065,360)

Income tax expense shown by the Chilean and foreign countries at the end of each year is as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Foreign	(1,498,698)	(1,677,469)
Chilean	(1,014,571)	(1,016,523)

Current income tax expense	(2,512,969)	(2,693,992)

Foreign	948,870	2,740,594
Chilean	(202,659)	(1,111,962)

Deferred income tax recovery	746,211	1,628,632

Income tax expense, net	(1,766,758)	(1,065,360)

d)             Reconciliation of tax expense using the statutory rate and using the effective rate

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Earnings before income taxes	25,438,578	28,168,380

Income tax expense using statutory rate (20.0%)	5,069,716	—
Income tax expense using statutory rate (17.0%)	—	4,788,625
	(2,115,211)	(2,422,320)
Permanent differences:
Non-taxable income	(1,655,434)	(1,880,386)
Non-deductible expenses for tax purposes	434,901	566,809
Others	32,786	12,632

Adjustments to tax expense	(1,187,747)	(1,300,945)

Tax expense using the effective rate	1,766,758	1,065,360

Effective rate	7.0%	3.8%

The income tax rate applicable in each of the countries where the Company operates is 20.0% in Chile, 10% in Paraguay and 35% in Argentina.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

a)             Balances

The following shows property, plant and equipment as of December 31, 2011 and 2010:

	Property,		Accumulated		Property, plant and
	plant and equipment, gross		depreciation and impairment		equipment, net
	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	13,823,900	11,671,145	—	—	13,823,900	11,671,145
Land	11,512,013	10,780,083	—	—	11,512,013	10,780,083
Buildings	31,930,930	22,786,013	2,369,664	1,689,855	29,561,266	21,096,158
Plant and equipment	69,077,285	50,794,843	12,301,838	8,289,232	56,775,447	42,505,611
Computer equipment	5,450,946	3,659,887	3,208,220	2,484,977	2,242,726	1,174,910
Motor vehicles	1,218,311	1,150,944	322,875	281,643	895,436	869,301
Other property, plant and equipment	75,784,536	50,619,487	22,967,722	15,483,126	52,816,814	35,136,361
Total	208,797,921	151,462,402	41,170,319	28,228,833	167,627,602	123,233,569

b)             Additional information

The amount of fully depreciated property, plant and equipment but till in use as of December 31, 2011 and 2010 is ThCh$ 3,706,653 and ThCh$ 2,764,235, respectively.

Total expenditure in property, plant and equipment under construction as of the end of each year amount to ThCh$ 13,823,900 in 2011 (ThCh$ 11,671,145 in 2010).

c)              Movement

The movement in property, plant and equipment during botyears are as follows:

				Plant and	Computer		Other property,	Property, plant,
	Construction		Buildings	equipment,	equipment,	Motor	plant and equip.,	and equipment
	in progress	Land	net	net	net	vehicles, net	net	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the year ended 12.31.2011
Opening balance	11,671,145	10,780,083	21,096,158	42,505,611	1,174,910	869,301	35,136,361	123,233,569

Additions	16,384,954	222,613	638,019	8,384,994	956,438	310,966	24,948,945	51,846,929
Tranfers	14,993,346	—	7,694,902	7,315,004	647,216	—	(663,776)	—
Dispoals / Write-offs	(615)	(230,861)	(355,299)	(2,561,537)	(53)	(210,345)	(887,794)	(4,246,504)
Depreciation	—	—	(678,085)	(3,443,533)	(611,073)	(107,848)	(8,559,680)	(13,400,219)
Foreign currency translation	761,762	740,178	1,165,571	4,574,908	75,288	33,362	2,842,758	10,193,827

Total movement	2,152,755	731,930	8,465,108	14,269,836	1,067,816	26,135	17,680,453	44,394,033

Closing balance	13,823,900	11,512,013	29,561,266	56,775,447	2,242,726	895,436	52,816,814	167,627,602

				Plant and	Computer		Other property,	Property, plant,
	Construction		Buildings	equipment,	equipment,	Motor	plant and equip.,	and equipment
	in progress	Land	net	net	net	vehicles, net	net	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the year ended 12.31.2010
Opening balance	3,957,698	10,771,385	19,571,140	33,722,245	1,096,243	786,215	29,565,320	99,470,246

Additions	22,541,177	509,086	565,842	3,713,308	529,205	261,030	14,961,374	43,081,022
Transfers	(14,692,368)	—	2,773,490	11,875,864	146,741	9,977	(113,704)	—
Disposals/ Write-offs	—	—	(136,506)	(1,811,842)	(4,615)	(24,319)	()758,640	(2,735,922)
Depreciation	—	—	(408,244)	(2,463,370)	(533,101)	(110,507)	(6,598,485)	(10,113,707)
Foreign currency translation	(135,362)	(500,388)	(1,269,564)	(2,530,594)	(59,563)	(53,095)	(1,919,504)	(6,468,070)

Total movement	7,713,447	8,698	1,525,018	8,783,366	78,667	83,086	5,571,041	23,763,323

Closing balance	11,671,145	10,780,083	21,096,158	42,505,611	1,174,910	869,301	35,136,361	123,233,569

NOTE 8 - REVENUE AND EXPENSES

a)    Operating Revenue

-       Revenues from Ordinary Activities

Revenues from ordinary activities relate to sales of goods.

-       Other revenue

Details of other revenue during each year are as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Rentals	30,659	31,059
Compensation under Arbitration	—	4,301,518
VPP Adjustment	392,739	—
Reverse of provision of containers	334,601	161,144
Gain on disposal of property, plant and equipment	6,505	13,842
Gain on disposal of scraps	215,719	215,904
Other	81,587	93,054

Total	1,061,810	4,816,521

b)    Operating Costs and Expenses

The detail of operating costs and expenses during each year is as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	Cost of sales		Distribution costs		Administrative expenses		Other expenses, by function		Total costs and expenses
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	153,058,126	114,707,706	355,282	315,316	5,497	4,879	2,176	1,932	153,421,081	115,029,833
Depreciation	8,186,568	6,890,028	290,846	240,760	364,366	314,803	4,429,344	3,243,072	13,271,124	10,688,663
Maintenance and repairs	4,025,853	3,398,498	662,053	260,956	75,270	63,802	559,786	471,183	5,322,962	4,194,439
Employee expenses	14,492,342	13,967,643	7,280,443	5,659,534	9,428,132	6,500,012	11,474,233	9,769,700	42,675,150	35,896,889
Publicity and promotion	—	—	—	—	—	—	5,144,845	3,205,636	5,144,845	3,205,636
Freight and other distribution expense	42,864	29,219	28,937,447	20,983,402	24,564	24,966	937,389	790,100	29,942,264	21,827,687
Other costs & expenses	2,087,348	1,777,573	1,870,883	1,218,837	5,977,898	4,570,838	2,667,190	2,294,175	12,603,319	9,861,423

Total	181,893,101	140,770,667	39,396,954	28,678,805	15,875,727	11,479,300	25,214,963	19,775,798	262,380,745	200,704,570

The increase in publicity and promotion expenses over the previous year relates mainly to the introduction of an increase in market assets in Paraguay and Argentina in 2010. This plan was implemented with the Company’s own resources and contributions from Coca-Cola, plus a commitment by our company for 2011.

c)     Finance Costs

The detail of finance costs for each year is as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Bank loans	739,967	3,198,805
Bonds	1,160,735	703,254
Bond indexation adjustments	1,476,649	331,021
Total	3,377,351	4,233,080

Addicionally, an amount of ThCh$2,350,010 of finance cost arising from property, plant and equipment was capitalized in accordance with criteria described in note 2 h).

d)    Other Losses

Other losses for each year are as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Restructuring costs	3,597,527	330,971
Write-off of property, plant and equipment	211,390	142,549
Donations	27,485	74,705
Provision for litigations	173,668	116,553
Provision for tax contingency	350,000	—
Tax on bank charges	1,223,933	1,086,574
Others	43,307	49,994

Total	5,627,310	1,801,346

Restructuring costs relate to the closure of the Neuquén production plant of the subsidiary Coca-Cola Polar Argentina S.A., whose business was absorbed by the new plant built in Bahía Blanca, in accordance with the restructuring plans agreed by the Board of Directors during 2010.

NOTE 9 - EMPLOYEE BENEFITS

As of December 31, 2011 and December 31, 2010 the Company shows a provision for profit sharing and bonuses of ThCh$ 1,176,697 and ThCh$ 304,667 respectively.

These employee benefits are recorded in the costs of sales, distribution, administrative expenses and other expenses by function in the consolidated statement of comprehensive income.

•                  Employee Expenses

Employee expenses included in the consolidated statement of comprehensive results for each period were as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Wages and salaries	33,841,493	29,480,963
Short-term employee benefits	6,370,964	4,887,693
Severance benefits	1,168,528	463,879
Other personnel expenses	627,394	443,222

Total	42,008,379	35,275,757

NOTE 10 - RELATED PARTIES

Balances and transactions with related parties are as follows:

a)             Receivables from related parties

			Country
Tax ID No.	Company	Relationship	of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Ch$	2,539,352	568,425
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	US$/ Arg $	2,149,758	6,626,413
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Ch$	589	377
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Ch$	20,671	43,474
96.705.990-0	Envases Central S.A.	Associate	Chile	Ch$	4,461	—

Total					4,714,831	7,238,689

b)             Payables to related parties

			Country
Tax ID No	Company	Relationship	of origin	Currency	12.31.2011	12.31.2010
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Ch$	2,168,751	1,139,568
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	US$/ Arg $	2,861,401	2,520,087
96.705.990-0	Envases Central S.A.	Associate	Chile	Ch$	342,161	302,748
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	US$	27,478	56,932
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Ch$	293,497	290,455
93.899.000-k	Vital S.A.	Associate	Chile	Ch$	716,666	673,505
76.105.924-6	Inversiones Las Niñas Dos S.A.	Director in common	Chile	Ch$	268,043	83,428
79.891.340-9	Inversiones Las Hualtatas S.A.	Director in common	Chile	Ch$	129,550	94,935

Total					6,807,547	5,161,658

c)              Transactions with related parties

			Country			For the year ended December 31,
Tax ID. No.	Company	Relationship	of origin	Transaction	Currency	2011	2010
						ThCh$	ThCh$
79.889.560-5	Constructora Las Américas Ltda.	Director in common	Chile	Services	Ch$	—	171,248
79.927.360-8	Inversiones Las Viñas Ltda.	Director in common	Chile	Services	Ch$	—	114,881
76.105.924-6	Inversiones Las Niñas Dos S.A.	Director in common	Chile	Services	Ch$	280,000	431,507
79.891.340-9	Inversiones Las Hualtatas S.A.	Director in common	Chile	Services	Ch$	430,000	440,000
96.773.130-7	Viña Caliterra S.A.	Director in common	Chile	Office rental	Ch$	22,254	21,581
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Reimb. Publicity expenses	Ch$	498,017	588,546
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Purchase of raw materials	Ch$	13,620,532	15,582,048
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Sale of raw materials	Ch$	47,729	37,688
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Purchase of finished products	US$	120,138	133,801
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Purchase of finished products	Ch$	15,333	19,841
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Purchase of finished products	Ch$	66,024	157,081
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Reimb. Publicity expenses	Argentine $	3,148,484	2,912,134
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Reimb. Publicity expenses	US$	3,808,956	2,993,756
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Purchase of raw materials	Argentine $	20,706,081	15,580,697
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Purchase of raw materials	US$	22,504,073	15,693,726
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Ch$	3,240,651	2,451,222
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Ch$	2,935,343	3,462,524
93.899.000-k	Vital S.A.	Associate	Chile	Purchase of finished products	Ch$	6,657,730	5,508,048

Transactions with related parties are carried out on market conditions similar to those that would be applicable to unrelated third parties.

d)             Key Management Personnel

Remuneration and benefits were received by the Company’s key management personnel during each year end as follows:

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Wages and salaries	4,178,403	3,886,922
Board of Director´s fees	183,239	179,419
Short-term employee benefits	1,027,098	327,650
Termination benefits	983,361	41,035

Total	6,372,101	4,435,026

The key management personnel of the Company are directors, managers and assistant managers.

The immediate and ultimate controller of Embotelladoras Coca-Cola Polar S.A. is Inversiones Los Aromos Ltda., for which no financial statements are available to the public.

NOTE 11 - INVESTMENTS IN ASSOCIATES

a)             Valuation and Composition

Investments in associates are valued as described in Note 2 e) at the end of each year.

Investments in Vital Aguas S.A., Vital S.A. and Envases Central S.A. are shown as Investment in associates because Embotelladoras Coca-Cola Polar S.A. has a significant influence on those entities through having the right to appoint a director.

b)             Acquisition of shares in Vital S.A.

In January 2011, Embotelladoras Coca-Cola Polar S.A. acquired 1,382,198 shares in Vital S.A., equivalent to a 15% shareholding, for an amount of ThCh$ 2,393,760.

In March 2011, Vital S.A. raised its capital by an issuance of 10,000 shares for cash. Embotelladoras Coca-Cola Polar S.A. acquired 1,500 shares for an amount of ThCh$ 855,000.

c)              Summary of Information on Investments in Associates

The detail of investments in associates is as follows:

		Investments in Associates
Tax No.		76.389.720-6	96.705.990-0	76.530.790-2	93.899.000-K
Name of associate		Vital Aguas S.A	Envases Central S.A.	Embotelladora del Sur S.A.	Vital S.A.
Country of origin/Functional currency		Chile / Chilean peso	Chile / Chilean peso	Chile / Chilean peso	Chile / Chilean peso
Principal activities		Production & distribution of water	Production & bottling of soft drinks	Production & distribution of water	Production & distribution of juices
Investment cost	ThCh$	2,182,376	460,673	593,741	3,248,760
Carrying value	ThCh$	2,489,472	841,328	—	3,327,379

December 31,		2011	2010	2011	2010	2011	2010	2011	2010
Shareholding	%	17.10	17.10	9.36	9.36	—	25.00	15.00	—
Total current assets	ThCh$	2,712,174	2,434,638	7,315,342	4,637,407	—	773	9,752,638	—
Total non-current assets	ThCh$	5,5419,764	5,278,268	10,156,208	10,081,291	—	—	21,121,931	—
Total assets	ThCh$	8,131,938	7,712,906	17,471,550	14,718,698	—	773	30,874,569	—
		—
Total current liabilities	ThCh$	2,636,569	2,707,697	6,907,962	4,997,969	—	—	8,953,403	—
Total non-current liabilities	ThCh$	270,500	309,220	1,573,321	1,211,686	—	—	1,304,768	—
Total liabilities	ThCh$	2,907,069	3,016,917	8,481,283	6,209,655	—	—	10,258,171	—
		—
Total revenue	ThCh$	12,016,685	10,696,776	32,486,458	28,748,096	—	—	39,735,231	—
Total expenses	ThCh$	(11,696,261)	(10,759,966)	(32,005,233)	(29,132,927)	—	—	(39,211,101)	—
Earnings (Loss) for the year	ThCh$	320,424	(63,190)	481,225	(384,831)	—	—	524,130	—

d)    Movement in investments in associates

Movement in investments in associates during each year are as follows:

	For the year ended
	December 31,
	2011	2010
	ThCh$	ThCh$
Opening balance	2,838,428	2,885,246

Additions	3,248,760	—
Share of profit (loss)	178.446	(46,818)
Other increases	392,546	—
Closing balance	6,658,180	2,838,428

NOTE 12 - OTHER PROVISIONS

a)             As of the end of each year, information relating to provisions is as follows:

	Current
	12.31.2011	12.31.2010
	ThCh$	ThCh$
Provision for legal claims:
Labor lawsuits	561,238	412,809
Profit sharing and bonuses	1,176,697	304,667
Other provisions	176,008	64,850

Total	1,913,943	782,326

	Estimated date of	Explanation of
Details of the Provisions	outflow of funds	Uncertainty
Labor lawsuits	Second half 2012	Provision amount is calculated based on estimates on the labor lawyer’s report.
Profit sharing & bonuses	First half 2012	The use of this provision is dependent on compliance with expected profitability & individual performance.

b)             The movement in provisions during each year is as follows:

	For the year ended 12.31.2011				For the year year 12.31.2010
		Profit			Provision for	Profit
	Provision for	sharing and	Other		Legal	sharing and	Other
	Legal claims	bonuses	provisions	Total	Claims	bonuses	Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	412,809	304,667	64,850	782,326	440,303	286,973	33,492	760,768
	—	—	—	—	—	—	—	—
Changes:
Increases in existing provisions	89,174	847,124	112,739	1,049,037	15,511	32,949	31,422	79,882
Increase (decrease) in foreign exchange differences	59,255	24,906	(1,581)	82,580	(43,005)	(15,255)	(64)	(58,324)
Closing balance	561,238	1,176,697	176,008	1,913,943	412,809	304,667	64,850	782,326

c)              Contingencies

•      Tax Contingency

In August 2004 and 2005, the Chilean tax authority (“Servicio de Impuestos Internos”) issued 2 tax notices against the Company on its historic financial information, totalling of ThCh$ 365,959 and ThCh$ 800,506, respectively.

On January 11, 2012, the Company was notified of the tax charge amounting to ThCh$ 207,351, which is recognized in these consolidated financial statements. This settlement concluded the process and there are no further proceedings pending regarding this matter.

NOTE 13 - INTANGIBLE ASSETS OTHER THAN GOODWILL

a)    Intangible assets at the close of each year are as follows:

	As of December 31, 2011			As of December 31, 2010
	Gross	Accumulated	Net	Gross	Accumulated	Net
	value	amortization	value	value	amortization	value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rights (1)	1,385,512	—	1,385,512	1,365,507	—	1,365,507
Software	1,579,649	(304,201)	1,275,448	465,481	(224,871)	240,610
Total	2,965,161	(304,201)	2,660,960	1,830,988	(224,871)	1,606,117

b)             Movement in intangible assets during each year are as follows:

	For the year ended
	December 31, 2011			December 31,2010
	Rights(1)	Software	Total	Rights(1)	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	1,365,507	240,610	1,606,117	1,471,619	84,367	1,555,986
Additions	—	1,109,668	1,109,668	—	209,534	209,534
Amortization	—	(75,268)	(75,268)	—	(51,528)	(51,528)
Increase (decrease) in foreign exchange differences	20,005	438	20,443	(106,112)	(1,763)	(107,875)
Closing balance	1,385,512	1,275,448	2,660,960	1,365,507	240,610	1,606,117

According to all estimates including cash-flow projections of the cash-generating units to which the rights are allocated to, it is concluded that the value is recoverable at the end of the year.

(1)   As described in Note 2 g), the rights are recorded at their historic cost and are not amortized.

NOTE 14 - GOODWILL

The balances and movement of goodwill for each year are the following:

Cash generating unit	January 1, 2011 (Opening balance)	Additions	Disposal	Currency translation differences	Balance as of December 31, 2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	1,901,275	—	—	—	1,901,275
Argentine operation	6,018,867	—	—	135,333	6,154,200
Paraguayan operation	1,391,425	—	—	7,366	1,398,791
Total	9,311,567	—	—	142,699	9,454,266

				Currency
Cash generating	January 1, 2010			translation	Balance as of
unit	(Openinig balance)	Additions	Disposal	differences	December 31, 2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	1,901,275	—	—	—	1,901,275
Argentine operation	6,736,682	—	—	(717,815)	6,018,867
Paraguayan operation	1,395,108	—	—	(3,683)	1,391,425
Total	10,033,065	—	—	(721,498)	9,311,567

According to all estimates including cash-flow projections for determining the value in use of the cash-generating units to which goodwill are allocated to, it is believed that the value at the year ends are recoverable.

NOTE 15 - EQUITY

As of December 31, 2011, the company’s share capital consists of the following:

a)             Number of Shares

	No. Shares	No. Shares	No. shares with
Series	subscribed	paid	voting rights
Ordinary shares	280,000,000	280,000,000	280,000,000

The Company’s shares have no restrictions on dividend payments or capital reductions, and they are of no par value.

b) Share capital

	Subscribed	Paid
	ThCh$	ThCh$
Share capital	39,685,061	39,685,061

c)              Distribution of shareholders

	Percentage	Number of
Type of shareholders	Interest	shareholders
	%
Interest of 10% or more	86.28	2
Less than 10% interest:
Investment UF 200 or more	13.66	45
Investment less than UF 200	0.06	56
Total	100.00	103
Controllers of the Company (1)	86.28	2

(1)         The controllers of the Company are Inversiones Los Aromos Ltda. and Coca-Cola Interamerican Corporation, which have shareholdings of 56.88% and 29.40%, respectively.

d)             Earnings per share

The basic earnings per share shown in the consolidated statement of comprehensive income is calculated by dividing Earnings attributable to the owners of the controller by the total subscribed and paid shares.

There are no diluting factors that differentiate basic earnings from diluted earnings.

	For the year ended December 31,
	2011	2010
	ThCh$	ThCh$
Earnings attributable to the owners of the controller	23,240,036	26,746,755
Total number of subscribed and paid shares	280,000,000	280,000,000
Earnings per basic share — basic and diluted	83.00	95.52

e)     Dividends

As agreed at the shareholders meeting, it is established that the amount of the annual dividend will the equivalent to 50% the earnings for each year.

The following shows the dividends distributed during 2011 and 2010:

Dividend Distributed
					Against
Payment	Type of	Dividend	Dividend	Amount of	result for
date	dividend	number	per share	Dividend	year
				ThCh$
Oct-10	Interim	40	23.60	6,608,000	2010
May-11	Final	41	48.05	13,454,000	2010
Oct-11	Interim	42	12.84	3,595,200	2011

As described in Note 2 t), as of December 31, 2011 and 2010 dividends have been provisioned for ThCh$ 3,376,811 and ThCh$ 1,416,026, respectively.

Regarding the net distributable earnings considered for calculating the minimum obligatory and additional dividends, the ordinary shareholders agreed not to make any adjustments to the Earnings attributable to the owners of the controller.  The shareholders also agreed that the adjustments for the IFRS 1 application determined as of December 31, 2008 will be deducted from Accumulated earnings, should dividends be distributed.

f)               Equity Reserves

Other Reserves

These relate to the monetary correction of share capital as of December 31, 2008 amounting to ThCh$ 3,243,316 which, as stated the SVS Circular 456 dated June 20, 2008, was recorded as a charge to Equity reserves.

Translation reserves

These were as described in Note 2 d. iii). Details of translation reserves by company in the consolidated statement of financial position at the end of each year is as follows:

Company	12.31.2011	12.31.2010
	ThCh$	ThCh$
Inversiones Los Andes Ltda.	(999,323)	(14,558,984)
Kopolar Refrescos S.A.	5,376	(3,607)
Coca-Cola Polar Argentina S.A.	(576,117)	(915,709)
Aconcagua Investing S.A.	(4,687)	(6,037)
Total	(1,574,751)	(15,484,337)

The movement of the foreign currency translation differences of Inversiones Los Andes Ltda. derives mainly from its investments in the subsidiaries Paraguay Refrescos S.A. and Coca-Cola Polar Argentina S.A., whose functional currencies are the guaraní and Argentine peso, respectively. During the year, these currencies appreciated against the Chilean peso which implied a positive translation effect of ThCh$ 12,584,209.

g)     Capital Management

The objective of the Company is to maintain an optimal level of capitalization that allows it to ensure access to the financial markets for the development of its medium and long-term objectives, optimizing the return for its shareholders and maintaining a stable financial position.

The Company considers capital as the equity of the parent corresponding to shares subscribed and paid, translation reserves and accumulated earnings.

As of the date of these consolidated financial statements, there are no restrictions relating to capital requirements.

h)    Non-controlling interests

This recognizes the portion of the equity and income of the subsidiaries held by non-controlling interests. Details for the years ended December 31, 2011 and 2010 are as follows:

	Non-controlling interests
					Earnings for the year ended
	Percentage		Equity		December 31,
Company	2011	2010	2011	2010	2011	2010
	%	%	ThCh$	ThCh$	ThCh$	ThCh$
Paraguay Refrescos S.A.	2.00	2.00	1,932,727	1,307,866	341,779	356,260
Inversiones Los Andes Ltda.	0.01	0.01	22	16	4	4
Transportes Polar S.A.	0.01	0.01	1	1	1	1
Total			1,932,750	1,307,883	341,784	356,265

NOTE 16 - FINANCIAL INSTRUMENTS

Details of financial assets and liabilities and their categories at the end of each year are as follows:

	As of 12.31.2011		As of 12.31.2010
Financial Assets	Current	Non-Current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
At fair value through profit and loss
Cash and cash equivalents	—	—	5,228,100	—
Loans and receivable
Cash and cash equivalents	21,655,721	—	29,043,500	—
Other financial assets	—	—	281,917	11,466,245
Trade and other receivables	26,736,139	—	20,057,437	—
Accounts receivable from related parties	4,714,831	—	7,238,689	—
Total	53,106,691	—	61,849,643	11,466,245

	12.31.2011		12.31.2010
Financial Liabilities	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Measured at amortized cost:
Other financial liabilities
Bank loans	9,946,361	15,017,396	7,370,509	16,566,210
Bonds payable	233,155	54,573,429	233,155	54,573,429
Trade and other payables	43,003,149	4,928,209	29,960,937	4,042,293
Accounts payable to related parties	6,807,547	—	4,983,295	—
Total	59,990,212	74,519,034	42,547,896	75,181,932

Trade and other receivables exclude advances to suppliers as these are not financial instruments.

16.1    Financial Assets

a)     Loans and Receivables

i)      Cash and Cash Equivalents

The detail of cash and cash equivalents is shown in Note 5.

ii)     Other financial assets

At December 31, 2010, other financial assets correspond to fixed income instruments as detailed below:

				As of 12.31.2010
Institution	Maturity	Interest Rate %	Currency	Current ThCh$	Non current ThCh$

Deutsche Bank	March 2011	9.22	Dollars	211,438	8,599,684
Deutsche Bank	March 2011	9.22	Dollars	70,479	2,866,561
Total				281,917	11,466,245

iii)    Trade and other receivables

The composition of trade and other receivables at the close of each year is as follows:

	As of
	12.31.2011	12.31.2010
	ThCh$	ThCh$
Trade receivables, gross	23,978,121	17,512,884
Allowance for doubtful accounts	(810,806)	(580,747)
Othee receivables (*)	7,750,275	8,136,275
Total	30,917,590	25,068,412

(*)         Other receivables mainly include advances to suppliers, monthly tax credits and loans to employee personnel.

Allowance for doubtful accounts

The movement in allowance for doubtful accounts are as follows:

	For the year ended
Movement	12.31.2011	12.31.2010
	ThCh$	ThCh$
Opening balance	580,747	626,637

Increases (Decreases)	221,778	(18,054)
Increases (Decreases) for foreign exchange differences	8,281	(27,836)
Closing balance	810,806	580,747

Detail of trade and other receivable soverdue but not provided are as follows:

	As of 12.31.2011
	Up to	3 to 6	6 to 12	More than 12
	3 months	months	months	months
	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, net	15,584	175,857	—	—
Total	15,584	175,857	—	—

	As of 12.31.2010
	Up to	3 to 6	6 to 12	More than 12
	3 months	Months	months	months
	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, net	168,561	—	—	—
Total	168,561	—	—	—

iv)    Accounts Receivable from Related Parties

The detail of accounts receivable from related parties is shown in Note 10.

b)     Financial Assets — Local and Foreign Currencies

Financial assets by currency at year end are as follow:

	As of
	12.31.2011		12.31.2010
Financial Assets	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	21,655,721	—	34,271,600	—
Chilean $	712,339	—	1,037,386	—
Argentine $	3,187,243	—	1,675,178	—
Guaraníes	16,278,044	—	6,924,486	—
US Dollars	1,478,095	—	24,634,550	—

Other financial assets	—	—	281,917	11,466,245
US Dollars	—	—	281,917	11,466,245

Trade and other receivables	26,736,139	—	20,057,437	—
Chilean $	12,468,051	—	10,480,480	—
Argentine $	9,815,837	—	5,953,413	—
Guaraníes	4,452,251	—	3,623,544	—

Accounts receivable from related parties	4,714,831	—	7,238,689	—
Chilean $	2,546,103		612,276
Argentine $	1,691,238		615,696
US Dollars	477,490		6,010,717
Total	53,106,691	—	61,849,643	11,466,245

16.2    Financial Liabilities

a)    Bonds Payable

On August 23, 2010, the Company registered in the Securities Register of the SVS two lines of bonds amounting to UF 2,500,000 each with terms of 10 and 30 years, respectively.

On September 1, 2010, the Company placed 2 series of UF bonds on the domestic market, with the following conditions:

Registration No.
& identification	Nominal	Term	Years	Amortization	Nominal	Effective	Nominal
of the instrument	value	(years)	grace	interest	principal	rate	value
	UF					%	%
640 / Series A	1,000,000	7	3	Semi-annual	Semi-annual	3.00	3.16

641 / Series C	1,500,000	21	10	Semi-annual	Semi-annual	4.00	3.63

Credit Rating

The credit rating of the bonds issued on the Chilean market as of December 31, 2011 is as follows:

AA -    : Rating of Fitch Chile

AA -    : Rating of Feller & Rate

Covenants

The Company’s issue and placement of bonds on the Chilean market is subject to the following covenants:

a)             Compliance with applicable laws, regulations and other legal provisions.

b)             Not to make investments in instruments issued by related parties nor carry out operations with such parties that are outside the normal course of business, on conditions that are more unfavorable to the issuer compared to those prevailing in the market.

c)              Maintain in its quarterly financial statements a level of net financial debt not exceeding 1.5 times, measured on figures in its consolidated statement of financial position. For these purposes, the level of net financial debt is the ratio of net financial debt to the issuer’s total equity (equity attributable to owners of the controllers plus non-controlling interest). Net financial debt is considered to be the difference between the financial debt and cash of the issuer.

d)             Maintain in its quarterly financial statements a level of net financial coverage of more than 3 times. Net financial coverage is considered to be the ratio of the EBITDA of the issuer in the last 12 months to net financial expenses (financial income less financial expenses) in the last 12 months. However, this covenant shall be considered to be not complied with only when the level of net financial coverage is below the level indicated for two consecutive quarters.

e)             Maintain in its quarterly financial statements assets free of liens amounting to at least 1.3 times its unsecured total liabilities.

The Company is in compliance with all the financial covenants as of December 31, 2011.

16.2 b)   Financial Liabilities — Summary

The detail of financial liabilities at the end of each year is as follows:

At December 31, 2011
						Effective	Nominal		Current			Non-Current
			Country			Rate	Rate		Maturity		Total	Maturity		Total
Tax ID No.	Name		of		Amortization	(Annual)	(Annual)		Up to	3 to 12	12.31.2011	1 to 3	3 to 5	5 year	12.31.2011
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	Semi-annual	5.8	5.8	1,980,000	—	677,107	677,107	1,320,000	—	—	1.320.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,817,500	—	11,777	11,777	2,817,500	—	—	2.817.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	Chilean $	At maturity	6.8	6.8	2,300,000	—	2,324,386	2,324,386	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,300,000	—	23,515	23,515	2,300,000	—	—	2.300.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.6	6.6	1,165,000	—	1,175,932	1,175,932	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,682,500	—	12,742	12,742	2,682,500	—	—	2.682.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.4	6.4	1,900,000	31,124	—	31,124	1,900,000	—	—	1.900.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	US$	At maturity	2.2	2.2	5,192,000	28,664	5,192,000	5,220,664	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	US$	At maturity	3.4	3.4	1,557,600	—	12,290	12,290	1,557,600	—	—	1.557.600
Sub total Bank loans									59,788	9,429,749	9,489,537	12,577,600	—	—	12,577,600

93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 640 / Bonos Serie A	Chile	UF	Semi-annual	3.16	3.0	22,121,981	291,532	—	291,532	5,530,495	11,060,991	5,530,495	22.121.981
93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 641 / Bonos Serie C	Chile	UF	Semi-annual	3.63	4.0	34,981,244	398,447	—	398,447	—		34,891,244	34.891.244
Sub total Bonds payable									689,979	—	689,979	5,530,495	11,060,991	40,421,739	57,013,225

Total other financial liabilities									749,767	9,429,749	10,179,516	18,108,095	11,060,991	40,421,739	69,590,825

93.473.000-3	Emb. Coca-Cola Polar S.A	Trade creditors	Chile	Chilean $				6,953,396	6,953,396	—	6,953,396	—	—	—	—
96.928.520-7	Transportes Polar S.A.	Trade creditors	Chile	Chilean $				650,789	650,789	—	650,789	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	Argentine $				12,313,018	12,313,018	—	12,313,018	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				3,413,792	3,413,792	—	3,413,792	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				520,695	520,695	—	520,695	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Euros				806,507	278,344	53,815	332,159	474,348	—	—	474.348
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	US$				1,610,768	929,489	33,597	963,086	360,113	276,958	10,611	647.682
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	US$				7,858,271	4,723,490	1,455,200	6,178,690	1,679,581	—	—	1.679.581
93.473.000-3	Emb. Coca-Cola Polar S.A	Other accounts payable	Chile	Chilean $				4,878,870	4,548,378	—	4,548,378	16,525	16,525	297,442	330.492
96.928.520-7	Transportes Polar S.A.	Other accounts payable	Chile	Chilean $				564,521	564,521	—	564,521	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Other accounts payable	Argentina	Argentine $				5,025,874	4,868,261	157,613	5,025,874	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				1,518,166	1,518,166	—	1,518,166	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				20,585	20,585	—	20,585	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Crate/bottles guarantee	Chile	Chilean $				886,063	—	—	—	—	886,063	—	886.063
Foreign	Coca-Cola Polar Argentina S.A	Crate/bottles guarantee	Argentina	Argentine $				910,043	—	—	—	—	910,043	—	910.043

Total trade and other payables									41.302.924	1.700.225	43.003.149	2,530,567	2,089,589	308,053	4,928,209

93.473.000-3	Emb. Coca-Cola Polar S.A	Coca- Cola de Chile S.A.	Chile	Chilean $	At maturity			2,168,751	2,168,751	—	2,168,751	—	—
Foreign	Coca-Cola Polar Argentina S.A	Coca- Cola de Argentina S.A.	Argentina	Argentine $	At maturity			2,861,401	2,861,401	—	2,861,401	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Envases Central S.A.	Chile	Chilean $	At maturity			342,161	342,161	—	342,161	—	—
Foreign	Coca-Cola Polar Argentina S.A	Cervecería Austral S.A.	Chile	US$	At maturity			27,478	27,478	—	27,478	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital Aguas S.A.	Chile	Chilean $	At maturity			293,497	293,497	—	293,497	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital S.A.	Chile	Chilean $	At maturity			716,666	716,666	—	716,666	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Niñas Dos S.A.	Chile	Chilean $	At maturity			268,043	268,043	—	268,043	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Hualtatas S.A.	Chile	Chilean $	At maturity			129,550	129,550	—	129,550	—	—

Total accounts payable to related parties									6.807.547		6.807.547	—	—	—	—
Total financial liabilities									48,860,238	11,129,974	59,990,212	20,638,662	13,150,580	40,729,792	74,519,034

16.2 b)   Financial Liabilities — Summary, continued

At December 31, 2010
						Effective	Nominal		Current			Non-Current
			Country			Rate	Rate		Maturity		Total	Maturity		Total
Tax ID No.	Name		of		Amortization	(Annual)	(Annual)		Up to	3 to 12	12.31.2010	1 to 3	3 to 5	5 year	12.31.2010
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	Semi-annual	5.8	5.8	2,640,000	—	683,655	683,655	1,320,000	660,000	—	1.980.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	4.5	4.5	2,817,500	—	138,350	138,350	2,817,500	—	—	2.817.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	4.4	4.4	1,165,000	—	1,172,451	1,172,451	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	Chilean $	At maturity	4.7	4.7	4,600,000	—	4,633,316	4,633,316	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Banco Deutsche Bank	Germany	US$	At maturity	10.0	10.0	11,853,904	—	272,638	272,638	11,473,185	—	—	11.473.185
Sub total Bank loans									—	6,900,410	6,900,410	15,610,685	660,000	—	16,270,685

93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 640 / Bonos Serie A	Chile	UF	Semi-annual	3.16	3.0	21,175,304	250,607	—	250,607	—	10,644,986	10,644,986	21.289.972
93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 641 / Bonos Serie C	Chile	UF	Semi-annual	3.63	4.0	33,398,125	452,647	—	452,647	—	—	33,578,982	33.578.982
Sub total Bonds payable									703,254	—	703,254	—	10,644,986	44,223,968	54,868,954

Total other financial liabilities									703,254	—	7,603,664	15,610,685	11,304,986	44,223,968	71,139,639

93.473.000-3	Emb. Coca-Cola Polar S.A	Trade creditors	Chile	Chilean $				5,785,884	5,785,884	—	5,785,884	—	—	—	—
96.928.520-7	Transportes Polar S.A.	Trade creditors	Chile	Chilean $				775,000	775,000	—	775,000	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	Argentine $				8,939,100	8,939,100	—	8,939,100	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				2,806,717	2,806,717	—	2,806,717	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				286,792	286,792	—	286,792	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Trade creditors	France	US$				351,000	351,000	—	351,000	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	US$				299,925	299,925	—	299,925	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	US$				6,251,097	3,688,618	435,073	4,123,691	2,127,406	—	—	2.127.406
93.473.000-3	Emb. Coca-Cola Polar S.A	Other accounts payable	Chile	Chilean $				1,906,921	1,560,918	—	1,560,918	31,754	31,754	282,495	346.003
96.928.520-7	Transportes Polar S.A.	Other accounts payable	Chile	Chilean $				149,6970	149,970	—	149,970	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Other accounts payable	Argentina	Argentine $				3,599,817	3,495,716	47,176	3,542,892	38,816	—	—	56.925
Foreign	Paraguay Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				1,125,868	1,125,868	—	1,125,868	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				34,817	34,817	—	34,817	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Crate/bottles guarantee	Chile	Chilean $				787,228	—	—	—	—	787,228	—	787.228
Foreign	Coca-Cola Polar Argentina S.A	Crate/bottles guarantee	Argentina	Argentine $				724,731	—	—	—	—	724,731	—	724.731

Total trade and other payables									29.300.325	482.249	29.782.574	2,197,976	1,543,713	300,604	4,042,293

93.473.000-3	Emb. Coca-Cola Polar S.A	Coca- Cola de Chile S.A.	Chile	Chilean $	At maturity			1,139,568	1,139,568	—	1,139,568	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Coca- Cola de Argentina S.A.	Argentina	Argentine $	At maturity			2,520,087	2,520,087	—	2,520,087	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Envases Central S.A.	Chile	Chilean $	At maturity			302,748	302,748	—	302,748	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Cervecería Austral S.A.	Chile	US$	At maturity			56,932	56,932	—	56,932	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital Aguas S.A.	Chile	Chilean $	At maturity			290,455	290,455	—	290,455	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital S.A.	Chile	Chilean $	At maturity			673,505	673,505	—	673,505	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Niñas Dos S.A.	Chile	Chilean $	At maturity			83,428	83,428	—	83,428	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Hualtatas S.A.	Chile	Chilean $	At maturity			94,935	94,935	—	94,935	—	—	—	—

Total accounts payable to related parties									5.161.658	—	5.161.658	—	—	—	—

Total financial liabilities									35,165,237	7,382,659	42,547,896	17,808,661	12,848,699	44,524,572	75,181,932

16.3            Financial Liabilities — Maturity Analysis

The following shows a maturities analysis of the financial liabilities at the year end, which include the contractual interest payable (not accrued at the date of closing):

			Maturity		Total as of
	Less than	1 to 3	3 to 5	5 years	December 31,
	1 year	years	years	or more	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	9,489,537	12,577,600	—	—	22,067,137
Bonds payable	1,988,405	9,508,825	14,542,936	52,053,224	78,093,390
Trade and other payables	43,003,149	2,530,567	2,089,589	308,053	47,931,358
Accounts payable related parties	6,807,547	—	—	—	6,807,547

Total financial liabilities	61,288,638	24,616,992	16,632,525	52,361,277	154,899,432

			Maturity		Total as of
	Less than	1 to 3	3 to 5	5 years	December 31,
	1 year	years	years	or more	2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	7,901,695	16,877,668	660,000	—	25,439,363
Bonds payable	1,913,621	3,827,241	14315,427	57,013,624	77,069,913
Trade and other payables	29,960,937	2,197,976	1,543,713	300,604	34,003,230
Accounts payable related parties	4,983,295	—	—	—	4,983,295

Total Financial Liabilities	44,759,548	22,902,885	16,519,140	57,314,228	141,495,801

16.4            Fair Value of Financial Instruments

The market value of financial instruments recorded at fair value through profit and loss has been obtained by using the market-price method (type 1 valuation). The valuation process does not currently consider the valuation methods by approximation or internal price modeling, therefore, all financial instruments are valued at fair value which are obtained through direct market quotations.

The prices and discount rates used for valuation purposes are obtained from banks and recognized price makers, of generalized, recurring and agreed quotation by the market, which ensures the reliability of the reference prices.

There are no significant differences as of December 31, 2011 and 2010 between the carrying and fair values of the financial instruments.

16.5            Financial Risk Management

In carrying its daily business, Coca-Cola Polar is subject to by various factors that may impact on the achievement of its financial profitability and sustainability objectives. These factors can impact the organization through different transmission mechanisms, generating scenarios of financial uncertainty which could result in non-compliance by suppliers of inputs and counterparties of financial transactions, contractions of liquidity, significant variations in the value of assets and liabilities held in portfolio.

Coca-Cola Polar therefore identifies the significant risks as follows:

•                  Credit risk

The concept of credit risk is employed by Coca-Cola Polar to refer to financial uncertainty, in different time horizons, related to compliance with the obligations signed by counterparties, at the time of exercising contractual rights for receiving cash or other financial assets by Coca-Cola Polar.

Exposures

The exposure of the financial assets consists of cash and cash equivalents and trade and other receivables, which account for 41% and 50%, respectively.  However, the exposure related to trade receivables ceases to be significant when considering that the average collection time is no more than 20 days.

Financial assets that are not overdue or impaired

The business scarcely shows signs of fall in overdue accounts receivable related to the different sales channels. Historic evidence shows average collection times of less than one month, with periods overdue not exceeding 10 days.

Investment decisions in financial instruments (e.g. fixed income) have historically tried to seek issuers with an external credit rating such as to safeguard the financial objectives for which these transactions are carried out. Long-term investments require the issuer to have a rating of at least A1 (Moody’s) /A (Fitch), while short-term investments are preferred to be made with institutions with the best credit ratings from the same international agencies and/or the regulatory institutions of the countries in which the Company operates.

The following are the credit ratings of the financial institutions where short-term investments are made:

		Credit	Rating
Entity	Amount	rating	agency
	ThCh$
Banco Regional SAECA	4,308,284	A+	Feller Rate
BBVA Paraguay SA	5,459,104	AA	Feller Rate
Itau S.A.	4,073,149	AA	Feller Rate
HSBC Bank Paraguay	1,143,298	AA	Feller Rate
Total	14,983,835

Financial assets that would have been overdue or impaired if they had not been restructured

The Company has no significant financial assets that have been restructured in this period.

Overdue or impaired financial assets

Overdue and impaired financial assets are set out in Note 16.1 a.ii).

•                      Financial risk

The concept of financial risk is employed by Coca-Cola Polar to refer to financial uncertainty, at different time horizons, related to its capacity to respond to those cash requirements that support its operations, both in normal conditions and in exceptional ones.

Liabilities by maturity are set out in Note 16.3.

•                      Market risk

The concept of market risk is employed by Coca-Cola Polar to refer to financial uncertainty, at different time horizons, related to the future behavior of market variables relevant to its financial performance.

The Company is mainly faced by variations in the value of future expenditure related to liabilities expressed on dollars in each of the markets where it currently operates. Variations in the dollar exchange rate against the guaraní are risk factors that affect the Company.

The sensitivity analysis shows the effects of the impact on results that may occur as a result of variations in the relevant exchange rates associated with the financial instruments that generate exposure to the Company.

				Market	Exchange	Sensitivity	Effect on
Classification	Group	Type	Exposure	variable	rate	(1)	results
			ThCh$				ThCh$
Financial assets	Cash and cash equivalents	Balance in banks & deposits	1,478,095	USD / GS	4.455	+ 37.1%	549,102

						- 11.2%	(165,892)

	Accounts receivable from related parties	Accounts receivable from related parties	477,490	USD / GS	4.455	+37.1%	177,384
						-11.2%	(53,590)

Financial liabilities	Other financial liabilities	Other financial liabilities	6,790,554	USD / $Ch	519.20	+ 29.0%	(1,971,510)

						- 15.7%	1,065,798

	Trade and other payables	Trade creditors	7,858,271	USD / GS	4.455	+ 37.1%	(2,919,290)
						- 11.2%	881,961

	Trade and other payables	Trade creditors	1,610,768	USD / $Arg	4,30	0.0%	—
						- 29.7%	478,665

(1)         The exchange-rate variations were obtained by considering the maximum and minimum parities in the last 4 years with respect to the closing exchange rate.

•                  Financial risk management method

The management of Coca-Cola Polar understands that having an institutional framework for protecting the entity´s financial objectives, through financial-risk management, is an essential element in achieving the long-term objectives for the interests of the Company.

It is therefore a priority for Coca-Cola Polar to constantly complement current risk evaluation with a robust strategy in terms of the procedures adopted and their consistency with the business cycle, nature of the operations and the markets in which it operates.

The Company’s strategy has the following components:

•                  Corporate governance structure

•                  Clear segregation of functions

•                  Protection of the principles of Independence in decision-taking

•                  Control environment

•                  Methodologies

•                  Information systems

•                  Procedures

•                  Contingency plans

NOTE 17 - LOCAL AND FOREIGN CURRENCIES

a)             Assets

	December 31, gap 2011		December 31, gap 2010
ASSETS	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$

Cash and cash equivalents	21,655,721	—	34,271,600	—
Chilean $	712,339	—	1,037,386	—
Argentine $	3,187,243	—	1,675,178	—
Guaraníes	16,278,044	—	6,924,486	—
US Dollars	1,478,095	—	24,634,550	—

Other financial assets	—	—	281,917	11,466,245
US Dollars	—	—	281,917	11,466,245

Other non-financial assets	1,445,854	1,614,484	1,070,363	1,216,672
Chilean $	519,015	226,551	326,179	749,163
Argentine $	241,526	907,545	147,523	287,578
Guaraníes	493,515	344,065	198,454	124,714
US Dollars	191,798	136,323	398,207	55,217

Trade and other receivables	30,917,590	—	25,068,412	—
Chilean $	12,468,051	—	10,480,480	—
Argentine $	9,815,837	—	5,953,413	—
Guaraníes	8,633,702	—	8,634,519	—

Accounts receivable from related entities	4,714,831	—	7,238,689	—
Chilean $	2,546,103	—	612,276	—
Argentine $	1,691,238	—	615,696	—
US Dollars	477,490	—	6,010,717	—

Inventories	23,099,370	—	16,077,892	—
Chilean $	7,094,796	—	5,502,270	—
Argentine $	5,427,463	—	4,692,608	—
Guaraníes	10,577,111	—	5,883,014	—

Current tax assets	2,217,661	—	1,423,756	—
Argentine $	274,966	—	304,009	—
Chilean $	1,353,337	—	1,068,748	—
Guaraníes	589,358	—	50,999	—

Investments in associates using the	—	6,658,180	—	2,838,428
equity method of accounting
Chilean $	—	6,658,180	—	2,838,428

Intangible assets other than goodwill	—	2,660,960	—	1,606,117
Chilean $	—	1,766,229	—	792,630
Argentine $		894,731	—	813,487

Goodwill	—	9,454,266	—	9,311,567
Chilean $	—	3,889,750	—	3,889,750
Argentine $	—	5,520,319	—	5,384,986
Guaraníes	—	44,197	—	36,831

Property, plant and equipment, net	—	167,627,602	—	123,233,569
Chilean $	—	50,398,834	—	42,078,635
Argentine $	—	47,631,403	—	34,524,037
Guaraníes	—	69,597,365	—	46,630,897

Deferred income tax assets	—	6,053,408	—	3,829,416
Chilean $	—	902,272	—	169,557
Argentine $	—	4,805,033	—	3,143,417
Guaraníes	—	346,103	—	516,442
Total	84,051,027	194,068,900	85,432,629	153,502,014

NOTE 17 - LOCAL AND FOREIGN CURRENCIES

b)             Liabilities

	DECEMBER 31, 2011
	Current			Non-Current
	Maturity		Balance at	Maturity			Balcance at
	One to three	Three to twelve	12.31.2011	One to three	Three to five	Over five	12.31.2011
	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	749,767	9,429,749	10,179,516	18,108,095	11,060,991	40,421,739	69,590,825
Chilean $	31,124	4,225,459	4,256,583	11,020,000	—	—	11,020,000
Unidad de Fomento (UF)	689,979	—	689,979	5,530,495	11,060,991	40,421,739	57,013,225
US Dollars	28,664	5,204,290	5,232,954	1,557,600	—	—	1,557,600

Trade and other payables	41,302,924	1,700,225	43,003,149	2,530,567	2,089,589	308,053	4,928,209
Chilean $	12,717,084	—	12,717,084	16,525	902,588	297,442	1,216,555
Argentine $	17,181,279	157,613	17,338,892	—	910,043	—	910,043
Guaraníes	5,473,238	—	5,473,238	—	—	—	—
Euros	278,344	53,815	332,159	474,348	—	—	474,348
US Dollars	5,652,979	1,488,797	7,141,776	2,039,694	276,958	10,611	2,327,263

Accounts payable to related parties	6,807,547	—	6,807,547	—	—	—	—
Chilean $	3,918,668	—	3,918,668	—	—	—	—
Argentine $	2,861,401	—	2,861,401	—	—	—	—
US Dollars	27,478	—	27,478	—	—	—	—

Other short-term provisions	170,996	1,742,947	1,913,943	—	—	—	—
Chilean $	—	884,500	884,500	—	—	—	—
Argentine $	165,462	321,267	486,729	—	—	—	—
Guaraníes	5,534	537,180	542,714	—	—	—	—

Current income tax liabilities	—	—	—	—	—	—	—
Guaraníes	—	—	—	—	—	—	—

Other non-financial liabilities	—	3,376,811	3,376,811	—	—	—	—
Chilean $	—	3,376,811	3,376,811	—	—	—	—

Deferred income tax liabilities	—	—	—	—	—	10,125,957	10,125,957
Chilean $	—	—	—	—	—	5,717,888	5,717,888
Argentine $	—	—	—	—	—	3,165,841	3,165,841
Guaraníes	—	—	—	—	—	1,242,228	1,242,228
Total	49,031,234	16,249,732	65,280,966	20,638,662	13,150,580	50,855,749	84,644,991

NOTE 17 - LOCAL AND FOREIGN CURRENCIES

c)                  Liabilities, continued

LIABILITIES

	DECEMBER 31, 2010
	Current			Non-Current
	Maturity		Balance at	Maturity			Balance at
	One to three	Three to twelve	12.31.2011	One to three	Three to five	Over five	12.31.2010
	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	703,254	6,900,410	7,603,664	15,610,685	11,304,986	44,223,968	71,139,639
Chilean $	—	6,627,772	6,627,772	4,137,500	660,000	—	4,797,500
Unidad de Fomento (UF)	703,254	—	703,254	—	10,644,986	44,223,968	54,868,954
US Dollars	—	272,638	272,638	11,473,185	—	—	11,473,185

Trade and other payables	29,300,325	482,249	29,782,574	2,197,976	1,543,713	300,604	4,042,293
Chilean $	8,271,772	—	8,271,772	31,754	818,982	282,495	1,133,231
Argentine $	12,434,816	47,176	12,481,992	38,816	724,731	18,109	781,656
Guaraníes	4,254,194	—	4,254,194	—	—	—	—
Euros	—	—	—	—	—	—	—
US Dollars	4,339,543	435,073	4,774,616	2,127,406	—	—	2,127,406

Accounts payable to related parties	5,161,658	—	5,161,658	—	—	—	—
Chilean $	2,584,639	—	2,584,639	—	—	—	—
Argentine $	2,520,087	—	2,520,087	—	—	—	—
US Dollars	56,932	—	56,932	—	—	—	—

Other short-term provisions	64,850	717,476	782,326	—	—	—	—
Chilean $	55,264	154,750	210,014	—	—	—	—
Argentine $	5,468	176,846	182,314	—	—	—	—
Guaraníes	4,118	385,880	389,998	—	—	—	—

Current income tax liabilities	737,558	—	737,558	—	—	—	—
Guaraníes	737,558	—	737,558	—	—	—	—

Other non-financial liabilities	—	1,416,026	1,416,026	—	—	—	—
Chilean $	—	1,416,026	1,416,026	—	—	—	—

Deferred income tax liabilities	—	—	—	—	—	8,839,439	8,839,439
Chilean $	—	—	—	—	—	4,985,802	4,985,802
Argentine $	—	—	—	—	—	2,904,809	2,904,809
Guaraníes	—	—	—	—	—	948,828	948,828
Total	35,967,645	9,516,161	45,483,806	17,808,661	12,848,699	53,364,011	84,021,371

NOTE 18 - GUARANTEES AND COMMITMENTS

The Company has no guarantees or commitments to disclose as of December 31, 2011.

NOTE 19 - SUBSEQUENT EVENTS

On February 2, 2012, the Company and its controllers, Inversiones Los Aromos Limitada, and, Embotelladora Andina S.A. and its controller, Inversiones Freire Limitada and Inversiones Freire Dos Limitada (jointly, “Freire”), signed a memorandum of understanding, which contains the general conditions leading to the merger by incorporation to take place between Embotelladoras Coca-Cola Polar S.A. and the Company, which would be the acquiring company (“Memorandum of Understanding”).

According to the aforementioned memorandum, since the date of signing, a promissory merger agreement will be negotiated in good faith which will contain the final terms and conditions thereof, and every reasonable effort will be made in order to conclude this process on a date yet to be determined but in any event, no later than March 15, 2012, along with a shareholders agreement format that will be signed between Freire and Inversiones Los Aromos Limitada once the merger materializes. The operation will be materialized through a merger by absorption and the exchange of newly issued shares of the Company, at a rate of 0.33269 Series A Company shares and 0.33269 Series B Company shares, per each share of Embotelladoras Coca-Cola Polar S.A.

Closing of the merger first requires the approval of the Chilean Superintendence of Securities and Insurance, the Boards of Directors and shareholders of both companies, and the Coca-Cola Company.  It also requires registration of new shares to be issued in the exchange; That Aromos or its partners adhere to the shareholders agreement Andean driver, on the same terms and conditions applicable to Freire or its partners.

There have been no events of a financial or other nature between December 31, 2011 and the date of issue of these consolidated financial statements that significantly affect the balances or their interpretation.

Apart from shareholder meetings, there are no other levels that have the power to amend these consolidated financial statements once issued.

NOTE 20 - THE ENVIRONMENT

The Company has a long-term sustainable development policy for its operations, in harmony with the environment. In this context, investments are made in installations, equipment and industrial plants that contemplate state-of-the-art technology, in line with the latest developments in these matters.

The parent and subsidiaries have obtained their certification under the ISO 14.001 and 9.001 international quality standards.

Disbursements made by the parent and subsidiaries relating to environmental activities during 2011 amount to ThCh$ 100,658 (ThCh$ 87,529 in 2010).

The principal actions for environmental protection carried out by the Company are as follows:

a)             Preventative maintenance of boilers in order to reduce oil consumption and minimize the emission of toxic gases.

b)             The Company has treatment plants in all its production centers through which the industrial liquid waste is treated, in order to reintroduce it into the public network in accordance with current legislation.

c)              Controlled handling of waste: plastics, cardboard, packaging and solid materials, handing them over to specialist recycling companies.

Disbursements related to environmental activities are recorded as production expenses in the period in which they are made.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

as of June 30, 2012 and December 31, 2011

			June, 30	December, 31
ASSETS	Note		2012	2011
			ThCh$	ThCh$
Cash and cash equivalents	(5)		14,073,693	21,655,721
Other non-financial assets			1,751,225	1,445,854
Trade and other receivables	(16.1 a	)	27,938,614	30,917,590
Accounts receivable from related parties	(10 a	)	2,178,498	4,714,831
Inventories	(4)		22,902,098	23,099,370
Current income tax receivables			513,052	2,217,661

Total Current assets			69,357,180	84,051,027

Other non-financial assets			1,754,869	1,614,484
Investments in associates using equity method of accounting	(11 d	)	7,399,340	6,658,180
Intangible assets other than goodwill	(13)		2,510,064	2,660,960
Goodwill	(14)		8,999,777	9,454,266
Property, plant and equipment	(7 a	)	167,308,110	167,627,602
Deferred income tax assets	(6 b	)	6,756,502	6,053,408

Total non-current assets			194,728,662	194,068,900

Total assets			264,085,842	278,119,927

The accompanying Notes 1 to 20 form an integral part of these consolidated interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

as of June 30, 2012 and December 31, 2011

			June, 31	December, 31
LIABILITIES	Note		2012	2011
			ThCh$	ThCh$
Other financial liabilities	(16.2 b	)	26,058,173	10,179,516
Trade and other payables	(16.2 b	)	36,412,245	43,003,149
Accounts payable to related parties	(10 b	)	17,367,534	6,807,547
Other provisions	(12 a	)	1,711,170	1,913,943
Other non-financial liabilities	(15 e	)	2,341,974	3,376,811

Total current liabilities			83,891,096	65,280,966

Other financial liabilities	(16.2 b	)	71,561,181	69,590,825
Other accounts payable	(16.2 b	)	4,819,367	4,928,209
Deferred income tax liabilities	(6 b	)	8,088,813	10,125,957
			,
Total non-current liabilities			84,469,361	84,644,991

Share capital			39,685,061	39,685,061
Accumulated earnings			70,488,382	91,212,166
Share Premium			182,060	182,060
Other reserves	(15 f	)	(16,168,584)	(4,818,067)

Total equity attributable to owners of controllers			94,186,919	126,261,220

Non-controlling interests	(15 h	)	1,538,466	1,932,750

Total equity			95,725,385	128,193,970

Total liabilities and equity			264,085,842	278,119,927

The accompanying Notes 1 to 20 form an integral part of these consolidated interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and six-months period June 30, 2012 and 2011

			Period April 1 – June 30		Period January 1 - June 30
	Note		2012	2011	2012	2011
			ThCh$	ThCh$	ThCh$	ThCh$
Revenue	(8 a	)	70,898,665	62,223,870	157,243,843	131,227,364
Cost of sales	(8 b	)	(44,531,830)	(39,768,570)	(97,401,461)	(81,284,331)

Gross margin			26,366,835	22,455,300	59,842,382	49,943,033
Other income	(8 a	)	961,211	106,071	1,008,980	147,372
Distribution costs	(8 b	)	(11,132,629)	(8,245,188)	(24,072,966)	(17,169,446)
Administrative expenses	(8 b	)	(3,416,715)	(3,677,987)	(6,887,451)	(7,290,700)
Other expenses, by function	(8 b	)	(8,219,624)	(6,462,416)	(17,033,071)	(12,685,208)
Other losses	(8 d	)	(1,661,807)	(3,475,657)	(2,357,277)	(4,222,438)
Finance income			175,095	321,088	430,660	631,172
Finance costs	(8 c	)	(1,286,887)	(1,577,500)	(2,762,560)	(2,787,995)
Share of profit of associates using equity method of accounting	(11 d	)	(6,943)	18,880	115,160	130,023
Foreing exchange gains (losses)			(301,334)	(661,354)	42,750	209,916
Gains on indexation differences			2,956	1,096	6,233	1,242

Earnings before income tax			1,480,158	(1,197,667)	8,332,840	6,903,971
Income tax expense (recovery)	(6 c	)	318,375	840,364	(419,108)	406,756

Earnings for the period			1,798,533	(357,303)	7,913,732	7,310,727

Earnings attributable to:
Owners of the controllers			1,774,271	(381,329)	7,806,579	7,190,991
Non-controlling interests	(15 h	)	24,262	24,026	107,153	119,736

Earnings for the period			1,798,533	(357,303)	7,913,732	7,310,727

			Ch$	Ch$	Ch$	Ch$
Earnings per share
Earnings per share (basic & diluted)	(15 d	)	6.34	(1.36)	27.88	25.68

The accompanying Notes 1 to 20 form an integral part of these consolidated interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Continued)

For three-month and six-month periods ended on June 30, 2012 and 2011

	Period April 1 - June 30		Period January 1 - June, 30
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Earnings for the period	1,798,533	(357,303)	7,913,732	7,310,727

Foreign currency translation differences	369,501	(1,320,916)	(11,477,023)	11,824,653

Total comprehensive income for the period	2,168,034	(1,678,219)	(3,563,291)	19,135,380

Total comprehensive income attributable to:
Owners of the controllers	2,113,961	(1,709,746)	(3,543,938)	18,729,887
Non-controling interests	54,073	31,257	(19,353)	405,493

Total comprehensive income for the period	2,168,034	(1,678,219)	(3,563,291)	19,135,380

The accompanying Notes 1 to 20 form an integral part of these consolidated interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended June 30, 2012 and for the year ended December 31, 2011

			Other reserves			Total equity
			Various			attributable	Non-
	Share	Share	other	Translation	Accumulated	to owners of	controling
	capital	premium	reserves	reserves	earnings	the controllers	interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2012	39,685,061	182,060	(3,243,316)	(1,574,751)	91,212,166	126,261,220	1,932,750	128,193,970

Comprehensive Income:
Earnings for the period	—	—	—	—	7,806,579	7,806,579	107,153	7,913,732
Other Comprehensive Income	—	—	—	(11,350,517)	—	(11,350,517)	(126,506)	(11,477,023)
Dividends	—	—	—	—	(28,530,363)	(28,530,363)	(374,931)	(28,905,294)

Changes in Equity	—	—	—	(11,350,517)	(20,723,784)	(32,074,301)	(394,284)	(32,468,585)

Closing balance at 06.30.2012	39,685,061	182,060	(3,243,316)	(12,925,268)	70,488,382	94,186,919	1,538,466	95,725,385

Opening balance at 01.01.2011	39,685,061	182,060	(3,243,316)	(15,484,337)	86,982,115	108,121,583	1,307,883	109,429,466

Comprehensive Income:
Earnings for the year	—	—	—	—	23,240,036	23,240,036	341,784	23,581,820
Other Comprehensive Income	—	—	—	13,909,586	—	13,909,586	283,083	14,192,669
Dividends	—	—	—	—	(19,009,985)	(19,009,985)	—	(19,009,985)

Changes in Equity	—	—	—	13,909,586	4,230,051	18,139,637	624,867	18,764,504

Closing balance at 12.31.2011	39,685,061	182,060	(3,243,316)	(1,574,751)	91,212,166	126,261,220	1,932,750	128,193,970

Opening balance at 01.01.2011	39,685,061	182,060	(3,243,316)	(15,484,337)	86,982,115	108,121,583	1,307,883	109,429,466
Comprehensive Income:
Earnings for the period	—	—	—	—	7,190,991	7,190,991	119,736	7,310,727
Other Comprehensive Income	—	—	—	11,538,896	—	11,538,896	285,757	11,824,653
Dividends	—	—	—	—	(14,195,271)	(14,195,271)	—	(14,195,271)

Changes in Equity	—	—	—	11,538,896	(7,004,280)	4,534,616	405,493	4,940,109

Closing balance at 06.30.2011	39,685,061	182,060	(3,243,316)	(3,945,441)	79,977,835	112,656,199	1,713,376	114,369,575

The accompanying Notes 1 to 20 form an integral part of these consolidated interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. Y SUBSIDIARIAS

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2012 and 2011

		Period January 1 - June 30,
Direct method	Note	2012	2011
		ThCh$	ThCh$
Cash flows generated from (used in) operating activities
Proceeds from sales of goods and of services		211,320,774	173,006,867
Payments to suppliers of goods and services		(150,042,463)	(118,083,906)
Payments to and on behalf of employees		(23,875,472)	(18,269,419)
Payments for restructuring disbursements		—	(2,450,555)
Payments for other operating activities		(12,883,213)	(11,014,167)
Income tax paid		(1,365,887)	(1,850,330)
Other cash outflows		(2,296,222)	(590,006)

Cash flow generated from operating activities		20,857,517	20,748,484

Cash flows generated from (used in) investment activities
Interest received		428,067	957,198
Purchases of property, plant and equipment		(18,833,072)	(22,353,149)
Purchases of intangible assets		(69,501)	(38,873)
Cash flows used to purchase non-controlling interests		(622,000)	(3,248,760)
Cash flows for other investment activities		790,000	11,652,690

Cash flow used in investment activities		(18,306,506)	(13,030,894)

Cash flows generated from (used in) financing activities
Proceeds from short-term loans		10,080,904	—
Proceeds from long-term loans		7000,000	—
Repayments of loans		—	(8,903,868)
Interest paid		(1,666,766)	(1,927,473)
Dividends paid		(23,625,624)	(13,454,000)

Cash flow used in financing activities		(8,211,486)	(24,285,341)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,660,475)	(16,567,751)
EFFECTS OF EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		(1,921,553)	1,559,358
CASH AND CASH EQUIVALENTS AT BEGINING OF THE PERIOD		21,655,721	34,271,600

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(5)	14,073,693	19,263,207

The accompanying Notes 1 to 20 form an integral part of these consolidated interim financial statements.

EMBOTELLADORAS COCA-COLA POLAR S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 - CORPORATE INFORMATION

1.1                   General Information

Embotelladoras Coca-Cola Polar S.A. (“Coca-Cola Polar” or “the Company”) and Subsidiaries (“the Group”) is the owner of franchised bottlers of The Coca-Cola Company in Chile, Argentina and Paraguay. Each territory has a separate and independent franchising agreement with The Coca-Cola Company covering the production and distribution of products under the Coca-Cola brand.

Coca-Cola Polar operates Coca-Cola franchises in Chile’s II, III, IV, XI and XII Regions.

Coca-Cola Polar Argentina S.A. operates the franchises of the provinces of Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Rio Negro, La Pampa and the western part of the province of Buenos Aires.

Paraguay Refrescos S.A. has franchises for the whole of the Republic of Paraguay.

The franchises for these territories operate under a renewable period of 5 years. The next renewal period of these franchises is in 2014.

The parent Embotelladoras Coca-Cola Polar S.A. is a corporation regulated by the Superintendency of Securities and Insurance (“SVS”) and is registered in the Securities Register in Santiago, Chile under No.0388. The Company’s shares are traded on the Chilean stock exchange.

Embotelladoras Coca-Cola Polar S.A. is domiciled at Avenida Nueva Tajamar 481, 4th floor, South Tower, Las Condes, Santiago, Chile and its tax registration number is 93.473.000-3.

The Board of Directors approved the consolidated interim financial statements as of June 30, 2012 at its meeting held on August 9, 2012.

1.2                   Merger of the Company

According to the information reported to the SVS on March 30, 2012, Embotelladoras Coca Cola Polar S.A. (“Kopolar”) and its shareholders, and Embotelladora Andina S.A. (“Andina”) and its shareholders, signed a merger agreement, which state the following key terms and conditions:

a)             Kopolar is merged by incorporation with Andina (“Merger”). Kopolar will be dissolved and will, therefore, transfer to Andina all of its assets and liabilities. For this purpose, Andina will issue 186,304,194 new shares, which will represent 19.68% of the total shares into which the capital of Andina will be divided following the Merger (the “Merger Shares”). The operation will be materialized through an exchange of newly issued shares of the Company, at a rate of 0.33269 Series A Company shares and 0.33269 Series B Company shares, per each share of Kopolar (“Exchange Ratio”).

b)             A public deed of formalization will be signed declaring that the Merger has been completed on the date of such deed. The signing of the formalization deed will be subject to compliance or renunciation, as the case may be, with the following conditions precedent: (i) that all the permits and authorizations necessary for the completion of the Merger and others required by law, regulations, by—laws and/or contracts signed by Andina or Kopolar are obtained promptly; (ii) that the authorizations of The Coca-Cola Company (“KO”) be obtained promptly to carry out the Merger; (iii) that, except for the Merger Shares, the number of shares in which the capital of Andina is divided remains unchanged, as well as their preferences and shares in which the capital of Kopolar is divided; (iv) that there is no official order or legal proceedings brought by third parties in order to obstruct the validity or detain the Merger process which the Parties believe has some possibility of success; and (v) that the options that shareholders of Andina and of Kopolar might exercise due to the Merger does not exceed 5% of the total shares issued with voting rights of Andina or Kopolar prior to the Merger, as applicable.

c)              The Merger Agreement should be completed and the Formalization Deed must be signed no later than September 30, 2012 provided that, during that term, the conditions crecedent have been met or renounced, as the case may be.

d)             The following documents will be used as a basis of the merger: (i) the merger report as referred to in article 99 of the Corporations Law No 18.046, (ii) the statement of financial position of Andina and Polar as of March 31, 2012 and audited by their respective auditors, and (iii) the pro-forma consolidated the statement of financial position of Kopolar and Andina.

e)              The Board of Directors of Andina will distribute the Merger Shares among the shareholders of Kopolar prorated to each share that has been registered in their name in the Shareholders Register five days prior to the date from which the Exchange Right can be exercised.

f)               Prior to completing the Merger, and subject to the approval of their shareholders, Andina and Kopolar will distribute dividends to their respective shareholders, in addition to those already declared and distributed, of Ch$28,155,862,307 and Ch$29,565,609,857 respectively, which represents Ch$35.27 per Series A share and Ch$38.80 per Series B share in the case of Andina and Ch$105.59 per share in the case of Kopolar.

g)              The Parties agree under the Chilean law and to resolve any matter arising from the Merger Agreement through arbitration.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

y)    Accounting Periods

The consolidated interim financial statements cover the following periods:

•	Consolidated interim statements of financial position:	For the periods ended June 30, 2012 and December 31, 2011
•	Consolidated interim statements of comprehensive income and cash flows:	For the three-month and six-month periods ended June 30, 2012 and 2011
•	Consolidated interim statement of changes in equity:	For the six-month ended June 30, 2012 and the year ended December 31, 2011

z)     Basis of preparation

These consolidated interim financial statements of Embotelladoras Coca Cola Polar S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

The accounting policies have been applied consistently in all the periods compared in these consolidated interim financial statements.

These consolidated interim financial statements have been prepared under the historic cost convention, except for financial assets valued at fair value through profit and loss.

The figures included in the accompanying consolidated financial statements are expressed in thousands of Chilean pesos, which are the Company’s functional currency and the Group´s presentation currency.

aa)  Consolidation

Subsidiaries are all entities over which the Group has the power to govern their operating and financial policies. Subsidiaries are consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which the control ceases.

The group uses the purchase method to account for the acquisition of a subsidiary. The cost of an acquisition is determined as the fair value of the assets transferred, equity interests issued and liabilities incurred assumed on the date of acquisition. The identifiable assets acquired, and the liabilities and contingent liabilities assumed in a business combination, are measured initially at their fair values on the date of acquisition, regardless of the size of any minority interest. The excess of the acquisition cost over the fair value of the Group’s net identifiable assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the consolidated statement of comprehensive income.

Intercompany transactions, balances, income, expenses and unrealized gains between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction shows impairment in the value of the asset transferred. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The following companies are included in the consolidation:

			Shareholding Percentage
						December 31,
		Country	June 30, 2012			2011
Tax ID No.	Entity	of Origin	Direct	Indirect	Total	Total
96.928.520-7	Transportes Polar S.A.	Chile	99.99	—	99.99	99.99
96.971.280-6	Inversiones Los AndesLtda.	Chile	99.99	—	99.99	99.99
Foreign	Coca-Cola Polar Argentina S.A.	Argentina	5.00	95.00	100.00	100.00
Foreign	Paraguay Refrescos S.A.	Paraguay	0.08	97.75	97.83	98.00
Foreign	Kopolar Refrescos S.A. (*)	Paraguay	—	—	—	100.00
Foreign	Aconcagua Investing S.A.	British Vírgin	0.71	99.29	100.00	100.00
		Islands

(*) In January 2012, Kopolar Refrescos S.A. was absorbed by Paraguay Refrescos S.A.

bb)    Foreign currency translation

•                  Functional and presentation currency

Items included in the consolidated financial statements of each of the Group´s companies are measured using the currency of the primary economic environment in which each company operates (functional currency). The consolidated financial statements are presented in Chilean pesos which is the Company’s functional currency and the Group’s presentation currency.

•                  Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.

Foreign exchange gains and losses resulting from the settlement of such transactions and the translation at each period’s closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

The exchange rates and amounts outstanding at the close of each period are the following:

Date	Ch$ / US$	Arg$ /US$	GS/ US$	Ch$ / UF
June 30, 2012	501.84	4.53	4,510.00	22,627.36
December 31, 2011	519.20	4.30	4,400.00	22,294.03
June 30, 2011	468.15	4.11	4,000.00	21,889.89

•      Group companies

The results and financial position of all the Group entities (none of which has a currency of a hyper-inflationary economy) which have a functional currency different from the presentation currency as follows:

a)             Assets and liabilities for each statement of financial position are translated at the closing exchange rate on the financial position date;

b)             Income and expenses in each statement of income are translated at the monthly average exchange rate; and

c)              All resulting exchange differences from (a) and (b) above are recognized in other comprensive income.

The Group´s companies which have a functional currency other than presentation currency are:

Company	Functional Currency

Coca Cola Polar Argentina S.A.	Argentine pesos
Paraguay Refrescos S.A.	Guaranies

For the purposes of consolidation, exchange differences resutling from the translation of the net investment in foreign entities, debt and other financial instruments designated as hedges for such investments, are recognized in equity (other comprensive income).

When a foreign investment is realized, such exchange differences are recognized in the consolidated statement of comprehensive income in the corresponding period.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the exchange rate on the date of closing.

cc)   Investment in Associates

Associates are all entities over which the Group has significant influence. Investments in associates are accounted for using the equity method. The Group’s investment in associates considers the goodwill identified at the time of the acquisition (net of any accumulated impairment loss).

The Group’s post-acquisition share of profit or loss of the associates is recognized in the consolidated statement of comprehensive income and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income.

When the Group’s share of loss of an associate equals or exceeds its interest of the associate, including any unsecured account receivables, the Group does not recognize any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized earnings on transactions between the Group and its associates are eliminated in proportion to the Group’s interest in the associate.  Unrealized losses are eliminated, unless the transaction provides evidence of  impairment of the asset transferred. Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

dd)  Goodwill

Goodwill represents the excess between the acquisition cost and the Group’s interest in the fair value of the net identifiable assets of a subsidiary or associate on the date of acquisition.

In the case of the acquisition of subsidiaries, this excess is treated as goodwill, while in the acquisition of associates, it is considered as part of Investments in associates under the equity method of accounting.

Goodwill is not subject to amortization. It is tested for impairment annually and impairment loss, if any, is recognized in the consolidated statements of comprehensive income. For the purposes of impairment testing, goodwill is allocated to cash-generating units, which represent the Group’s investments in the countries where it operates.

In the event of the disposal of the investment, the goodwill forms part of the total cost of the investment.

ee)   Intangible Assets

•      Rights

These relate to premiums paid by the Argentine subsidiary relating to the acquisition of territories and acquisition of rights to operate and distribute products of the Benedictino brand made by Embotelladoras Coca-Cola Polar S.A.

The rights are recorded at historic cost and are not subject to amortization as they have indefinite useful lives.

Impairment is tested annually and impairment losses, if any, is recognized to the consolidated statement of comprehensive income. For the purpose of impairment testing, goodwill is allocated to cash-generating units, which represent the Group’s investments in the countries where it operates or the specific category that originated it.

•      Software

Software licenses acquired are capitalized based on the costs incurred in acquiring or maintaining computer software programs. These costs are amortized over the terms of their estimated useful lives.

Costs associated with the development or maintenance of computer software programs are recorded as an expense as incurred. Disbursements directly associated with the production of “specific and identifiable” computer software programs controlled by the Group, and which will generate economic benefits over and above their costs for more than a year, are recognized as intangible assets. Direct costs include the costs of the employees who develop the computer software programs and a portion of the corresponding indirect costs.

ff)   Property, Plant and Equipment

The Company recognizes property, plant and equipment at their historic cost (which include the attributable costs determined by revaluations made in accordance with IFRS 1, First time adoption of IFRS), less accumulated depreciation. The historic cost includes all expenditure that is directly attributable to the acquisition of the assets.

Finance costs attributable to the construction of property, plant and equipment are capitalized at their cost until the date when they are ready to be used.

Subsequent costs relating to the repairs and maintenance of the assets are recognized as expenses incurred. However, any costs that meet the following conditions:

•                  that these assets will generate future economic benefits for the Company; and

•                  that the costs of these assets can be measured reliably.

are included in the value of the asset or recorded as a separate asset.

Residual values and remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.

Depreciation of property, plant and equipment is calculated using the straight-line method over the useful lives of the assets. The useful lives determined by types of assets are as follows:

Assets	Range years
Buildings	40 - 80
Plant and equipment:
Machinery	15 - 20
Transportation equipment	10
Computer equipment	3
Motor vehicles	10
Other property, plant and equipment:
Market assets	8
Crates & bottles	4 - 8

Gains and losses on disposal of property, plant and equipment relate to the difference between the proceeds of the transaction and the carrying value of the assets, which are recognized in the consolidated statement of comprehensive income in the period in which they incur, within in Other revenue or Other expenses.

gg)   Impairment of Non-Financial Assets

Assets that have an indefinite useful life and are not subject to amortization are tested annually for impairment. Assets subject to amortization are reviewed for impairment when economic events or changes in circumstances indicate that their carrying value may not be recoverable. When the book value of an asset exceeds its recoverable value, an impairment is recognized in the consolidated statement of income and its carrying amount is reduced to the recoverable value.

The recoverable value of an asset is defined as the higher of the net sale price and its value in use. The net sale price is fair value less the costs to sell. Value in use is the present value of the estimated future cash flows to be generated by the continual use of an asset and by its disposal value at the end of its useful life. The present value is determined by using a discount rate that reflects the present value of such cash flows and the specific risks of the asset. Recoverable amounts are estimated for each asset or, if not possible, for the cash generating unit that represents the smallest group of assets that generate separately identifable cash flows.

The carrying values of non-financial assets other than goodwill that have been written down for impairment are reviewed on each reporting date for possible reversal of the impairment which, if any, are recorded as a gain in the period of such reversal.

hh)  Financial Assets

The Company classifies its financial assets in the following categories: (a) financial assets at fair value through profit and loss, and (b) loans and receivables. The Company has no financial assets classified as investments held to maturity or assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at intial recognition and re-evaluates this classification on the date of each closing.

•      Financial assets at fair value with changes to results

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Financial assets defined in this category are recognized at fair value and any changes to the these fair values are recognized in the consolidated statement of comprehensive income.

•      Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group provides money, goods or services directly to a debtor without the intention to negotiate the account receivable. They are included in current assets, except for those with maturities of over 12 months from the date of the statement of financial position which are classified as non-current assets. Loans and receivables are included in Trade and other receivables in the consolidated statement of financial position.

Financial assets in this category are initially recognized at their fair value. They are subsequently measured using the amortized-cost method based on the effective interest rate, which are recognized in finance income for the period between its intial recognition and its settlement. As accounts receivable have short term maturities, the Company recognizes them at their nominal values.

The Company evaluates at the date of each closing whether there is objective evidence that a financial asset or a group of financial assets have suffered impairment. Potential impairment indicators of accounts receivable include the debtors´financial difficulties, potential bankruptcy proceedings, financial reorganization, default and non-payment.

Should impairment exist; a provision is made to recognize impairment losses. The amount of this provision is the difference between the carrying value of the asset and the present value of the estimated future cash flows to be recovered, discounted at the effective interest rate. The carrying value of the asset is reduced by the provision and the amount of the loss is charged to the consolidated statement of comprehensive income. Subsequent reversals of amounts previously recognized as impaired, are recognized as a credit to the consolidated statement of comprehensive income in the period that it incurs.

ii)     Inventories

Inventories are stated at the lower of cost and net realization value, less a provision for obsolescence. Net realization value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost includes purchase price plus necessary additional costs until the products are sold. Cost is determined using the weighted average method. The cost of inventories subject to manufacturing processes includes the cost of raw materials, direct workforce and indirect overhead manufacturing costs (on the basis of the normal operating capacity).

Provision for obsolescence of inventories is estimanted for those items that are not probable to be used or sold. This is determined on an individual basis, considering the aging of the items, among other information, according to management´s judgment and experience. The obsolescence loss is recognized directly in the consolidated statement of comprehensive income.

jj)    Trade receivables

Trade receivables, as indicated in Note 2 j), are shown at their nominal value due to their short term maturities, less the allowance for doubtful accounts. The allowance for doubtful accounts of trade receivables is considered when there is objective evidence that the Group may not collect all the amounts due in accordance with the original terms of the accounts receivable. The allowance amount is recognized in the consolidated statement of comprehensive income.

kk)  Statement of cash flows

•      Cash and cash equivalents

The parent company and its subsidiaries have considered cash and cash equivalents as cash on hand, time deposits and other short-term highly liquid investments with original maturities of three months or less.

•      Classification of interests and dividends paid

Cash flows used in payments of interest and dividends are shown in Net cash flow in financing activities.

ll)     Trade payables

Trade payables are initially recognized at their fair value and are subsequently measured at their amortized cost using the effective interest method.

mm)  Interest-Bearing Loans and Debt Issue Obligations

Loans and debt issues are initially recognized at fair value, net of transaction costs. These obligations with third parties are subsequently measured at their amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the obligations using the effective interest method.

nn)  Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; resources will be required to settle the obligation; and the amount has been reliably measured.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using an interest rate that reflects current market conditions of the time value of money and specific risks of the obligation. The increase in the provision due to passage of time is recognized as interest expense.

oo)  Deposits in guarantee

Returnable crates and bottles are recorded in property, plant and equipment. For those that have been delivered to the sales channels for the marketing of its products, a financial liability is recorded to reflect the obligation to reimburse the deposits in guarantee made by customers. This financial liability is valued at amortized cost and is extinguished when the obligation is settled.

pp)  Current and and deferred income taxes

The parent company and its subsidiaries have recognized their tax rights and obligations based on current legislation.

The current tax expense is recorded in the consolidated statement of comprehensive income. Income tax payable is calculated based on the taxable income for the year using the applicable tax rates enacted at the date of the statement of financial position, any adjustments to taxes payable of previous years and the effect of movements in deferred income tax assets and liabilities.

Deferred income taxes are recognized on temporary differences arising between the assets and liabilities and their carrying amounts shown in the financial statements. Deferred income tax assets and liabilities are determined using the tax rates that have been enacted at the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or thedeferred income tax liability is settled.

Deferred income tax on temporary differences arising on investments in subsidiaries and associates is not provided for when timing of the reversal of the temporary differences is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

qq)  Employee Benefits

•      Profit-sharing and bonuses

The Company has no contractual or obligatory incentive plans. However, the incentives for the senior executives are calculated based on expected returns and individual performance. These benefits are provided for at the close of the financial year.

rr)    Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements.

This liability is accrued when the dividends are approved by the shareholder or are established by law (minimum obligatory).

ss)   Operating segments

IFRS 8 requires entities to adopt “the management view” for disclosing information on the results of their operating segments. This is generally the information that management uses internally to assess the performance of segments and to allocate resources. The following reportable operating segments have therefore been determined:

•                  Operations in Chile

•                  Operations in Argentina

•                  Operations in Paraguay

tt)    Revenue recognition

Revenue is measured at fair value of the sale of goods and services, net of taxes and discounts.

The Company recognized revenue based on the following criteria:

•      Sale of goods

Revenues are recognized when all the significant risks and rewards of titles to the goods have been passed on to the customer.

•      Interest

Interest income is recognized using the effective interest method.

uu)  Critical accounting estimates and assumptions

The estimates and assumptions that have a significant risk of causing a material adjustment to the financial statements wihin the next financial year are addressed below.

i)      Revision of carrying values of goodwill and provision for impairments

The Group annually tests whether goodwill has suffered any loss for impairment in accordance with the guidelines stated in IAS 36. The recoverable amounts of the cash-generating units have been determined based on value in use calculations. These calculations require the use of estimates for the preparation of the future cash flows, including the projection of the Group’s future operations, projection of economic factors that affect revenues and costs, and the determination of the discount rate to be applied.

ii)     Guarantee deposits

As disclosed in Note 2 q), the Company has an obligation to reimburse customers their packaging (crates and bottles) guarantee deposits. This obligation is written down when it has been settled. The Company therefore considers that this obligation has been settled when a) customers return the packaging and request for the refund of their deposit, or b) the packaging ceases to exist or is damaged. The valuation of this liability assumes that, in the absence of the circumstance described in a) above, the obligation will remain unchanged to the extent that it cannot be shown, through physical counts and other testing methods, that the packaging has ceased to exist.

vv)      New and amendments IFRSs and Interpretations of the IFRSs

New standards, amendments and interpretations effective for periods on or after January 1, 2012:

Date of obligatory application
	New standards, interpretations & amendments	(financial statements starting in)

IFRS 1	First-time adoption of IFRS	July 1, 2011
IFRS 7	Financial instruments	July 1, 2011

These newly-issued standards, amendments and interpretations are not currently significant for the Group.

New standards, amendments and interpretations issued but not in effect for the financial year starting January 1, 2012, and not early adopted.

IAS 12	Income tax	January 1, 2012
IAS 1	Presentation of financial statements	July 1, 2012
IAS 19	Employee benefits	January 1, 2013
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint ventures	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IAS 27	Separate financial statements	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
IFRS 7	Financial instruments - Disclosure	January 1, 2013
IAS 32	Financial instruments - Presentation	January 1, 2014
IFRIC 20	Stripping Costs	January 1, 2013

The Company’s management believes that the adoption of the above-described standards, amendments and interpretations will have no significant impact on the consolidated financial statements of Embotelladoras Coca-Cola Polar S.A. and subsidiaries.

NOTE 3 - FINANCIAL INFORMATION BY OPERATING SEGMENT

As indicated in Note 2 u), management has determined the operating segments based on the internal reports which are used for making strategic decisions. Management mainly make strategic decisions based on gepgraphic location, therefore, operating segments are as follows:

•                  Operations in Chile

•                  Operations in Argentina

•                  Operations in Paraguay

All the reportable operating segments generate their revenues from the production and commercialization of Coca-Cola products, as mentioned in Note 1.

There are no customers that represent more than 10% of the Company’s revenues.

The following shows financial information on the different operating segments and their reconciliation with the consolidated financial statements of Embotelladoras Coca-Cola Polar S.A. and its subsidiaries:

	Chilean	Argentine	Paraguayan		Consolidated
	operation	operation	operation	Eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended June 30, 2012
Revenue from extrernal customers	52,683,772	54,073,250	50,486,821	—	157,243,843
Revenue between segments	850,605	—	—	(850,605)	—
Finance income	32,088	—	398,572	—	430,660
Finance costs	(2,333,989)	(150,720)	(277,851)	—	(2,762,560)

Net finance income	(2,301,901)	(150,720)	120,721	—	(2,331,900)

Depreciation and amortization	(2,783,402)	(2,003,445)	(3,109,576)	—	(7,896,423)
Total significant revenue items	831,533	15,355	162,092	—	1,008,980
Total significant expense items	(46,142,076)	(52,097,785)	(42,721,512)	850,605	(140,110,768)

Earnings (loss) for the period	3,138,531	(163,345)	4,398,546	—	7,913,732

Share of profit of associate using equity method of accounting	115,160	—	—	—	115,160
Income tax expense (recovery)	(556,569)	708,828	(571,367)	—	(419,108)

Total assets	105,172,185	73,710,240	91,503,468	(6,300,681)	264,085,842

Investments in associates using equity method of accounting	7,399,340	—	—	—	7,399,340
Capital expenditure	7,509,927	3,511,613	8,401,920	—	19,423,460

Total liabilities	125,166,662	29,523,525	17,628,977	(6,300,681)	166,018,483

	Chilean	Argentine	Paraguayan		Consolidated
	operation	operation	operation	Eliminations	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended June 30, 2011
Revenue from extrernal customers	44,565,075	40,992,893	45,669,396	—	131,227,364
Revenue between segments	1,050,678	—	—	(1,050,678)	—
Finance income	193,932	—	437,240	—	631,172
Finance costs	(2,361,863)	(347,162)	(78,970)	—	(2,787,995)

Net finance income	(2,167,931)	(347,162)	358,270		(2,156,823)

Depreciation and amortization	(2,360,732)	(1,563,344)	(2,325,797)	—	(6,249,873)
Total significant revenue items	18,050	13,673	115,649	—	147,372
Total significant expense items	(38,595,124)	(41,696,356)	(36,416,511)	1,050,678	(115,657,313)

Earnings (loss) for the period	2,510,016	(2,600,296)	7,401,007	—	7,310,727

Share of profit of associate using equity method of accounting	130,023	—	—	—	130,023
Income tax expense (recovery)	(737,224)	2,086,484	(942,504)	—	406,756

Total assets	94,082,831	63,876,302	97,174,716	(2,990,705)	252,143,144

Investments in associates using equity method of accounting	6,609,757	—	—	—	6,609,757
Capital expenditure	5,342,998	7,414,500	8,674,680	—	21,432,178

Total liabilities	86,458,713	21,439,952	16,992,122	(2,990,708)	121,900,079

NOTE 4 - INVENTORIES

The composition of the balance of inventories at each period end is as follows:

	As of June 30,
	2012	2011
	ThCh$	ThCh$
Raw materials	12,397,051	13,582,785
Merchandise	2,162,209	1,796,829
Supplies for production	450,874	555,240
Work in progress	723,893	776,623
Finished goods	6,133,012	4,736,564
Others	1,035,059	1,651,329

Balance	22,902,098	23,099,370

The Company determines the cost of inventories using the weighted average method.

The cost of inventories recorded to Cost of sales during each period is as follows:

	Period April 1 — June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Cost of inventories	36,488,814	33,810,985	82,034,672	68,503,336

The expense for obsolescence of inventories, recorded in the statement of comprehensive income for each period, is as follows:

	Period April 1 - June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Obsolescence expense	—	20,971	—	37,850

NOTE 5 - CASH AND CASH EQUIVALENTS

The detail of cash and cash equivalents at the end of each period is as follows:

	June 30,	December 31,
	2012	2011
	ThCh$	ThCh$
Cash on hand	144,467	46,468
Cash at bank	4,559,226	6,625,418
Term deposits	2,200,000	14,983,835
Mutual funds	7,170,000	—

Total	14,073,693	21,655,721

	June 30,	December 31,
	2012	2011
	ThCh$	ThCh$
US Dollar	968,322	1,478,095
Argentine Peso	324,220	3,187,243
Guaraní	4,848,572	16,278,044
Chilean Peso	7,932,579	712,339

Cash & Cash Equivalents	14,073,693	21,655,721

There are no differences between cash and cash equivalents in the consolidated statements of financial position and cash and cash equivalents in the consolidated statements of cash flows.

•                  Term deposits

Term deposits, with original maturities of less than three months, are recorded at their amortized cost. The detail for the two periods is as follows:

							Balance at
Lodgement					Annual		June 30,
date	Entity	Country	Currency	Principal	rate	Maturity	2012
				ThCh$	%		ThCh$
06-29-2012	Banco Regional SAECA	Paraguay	Guaraníes	2,200,000	3.5	07-02-2012	2,200,000

Total							2,200,000

							Balance at
Lodgement					Annual		December 31,
date	Entity	Country	Currency	Principal	Rate	Maturity	2012
				ThCh$	%		ThCh$
12-30-2011	Banco Regional SAECA	Paraguay	Guaraníes	910,074	2.0	01-02-2012	910,074
10-31-2011	Itau S.A.	Paraguay	Guaraníes	600,000	6.7	01-02-2012	606,608
10-27-2011	Banco Regional SAECA	Paraguay	Guaraníes	1,200,000	7.5	01-25-2012	1,216,027
10-27-2011	Banco Regional SAECA	Paraguay	Guaraníes	1,200,000	7.5	01-25-2012	1,216,027
10-27-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1,680,000	8.5	01-25-2012	1,705,430
10-27-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1,920,000	8.5	01-25-2012	1,949,063
11-30-2011	Banco Regional SAECA	Paraguay	Guaraníes	960,000	7.5	02-29-2012	966,156
11-30-2011	Itau S.A.	Paraguay	Guaraníes	600,000	7.0	02-28-2012	603,567
11-30-2011	BBVA Paraguay SA	Paraguay	Guaraníes	600,000	7.5	02-28-2012	603,822
11-30-2011	HSBC Bank Paraguay	Paraguay	Guaraníes	540,000	6.6	02-28-2012	543,027
12-29-2011	Itau S.A.	Paraguay	Guaraníes	1,980,000	7.2	03-28-2012	1,980,787
12-29-2011	Itau S.A.	Paraguay	Dollars	882,090	2.0	01-30-2012	882,187
12-28-2011	BBVA Paraguay SA	Paraguay	Guaraníes	1,200,000	8.0	03-27-2012	1,200,789
12-28-2011	HSBC Bank Paraguay	Paraguay	Guaraníes	600,000	5.5	01-27-2012	600,271

Total							14,983,835

There are no material differences between the carry value of term deposits and their fair value.

•                  Mutual Funds

Mutual fund are valued at the market price at the end of each year. Variations in the value of the market value during the respective years are recognized as a charge or credit to income.

These mutual funds correspond to short-term low-risk investments. The portfolio consists of national debt instruments issued by Banco Central de Chile and the country’s principal financial institutions.

The following is the detail at period ended June 30, 2012:

			Balance at
			June 30,
Institution	Country	Currency	2012
			ThCh$
Fondos Mutuos Banchile	Chile	Chilean pesos	1,280,000
Fondos Mutuos Santander	Chile	Chilean pesos	5,890,000

Total			7,170,000

NOTE 6 — CURRENT AND DEFERRED INCOME TAXES

e)              General Information

The parent company and subsidiaries have recognized their tax rights and obligations on the basis of each country’s current regulations.

Consolidated income tax for the period ended June 30, 2012 and for the year ended December 31, 2011 has been calculated and provided for on the basis of taxable income of ThCh$ 10.984.385 and ThCh$ 23,742,136, respectively.

For the period ended June 30, 2012 the Chilean companies show the following tax credits pending distribution:

	Taxable earnings
	With credit	With credit	Without
Company	17.0%	20.0%	credit	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Transportes Polar S.A.	—	381,876	—	381,876
Inversiones Los Andes Ltda.	145,524	—	66,821	212,345

Total	145,524	381,876	66,821	594,221

f)               Deferred income taxes

The balances of deferred income tax assets and liabilities at the end of each period are as follows:

	June 30,		December 31,
	2012		2011
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	131,459	—	166,943	—
Vacations provision	60,654	—	73,187	—
Litigation provision	253,962	—	359,312	—
Inventories	295	115,285	321	99,257
Property, plant and equipment	—	7,436,131	—	7,440,433
Lease obligations	556,228	—	518,523	—
Tax loss carried forward	5,078,554	—	4,227,229	—
Advance payments	14,256	832	—	79,903
Foreign subsidiaries dividends	—	—	—	1,986,281
Credit on bond placement	332,569	—	332,569	—
Bond placement issue costs	—	78,678	—	78,678
Others	328,525	457,887	375,324	441,405

Total	6,756,502	8,088,813	6,053,408	10,125,957

Movement in deferred income taxes in the period ended June 30, 2012 and year ended December 31, 2011are as follows:

	June 30,		December 31,
	2012		2011
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	6,053,408	10,125,957	3,829,416	8,839,439
Increase (decrease) on deferred income taxes	1,124,329	(1,676,142)	2,041,704	1,023,750
Increase (decrease) on foreign currency translation	(421,235)	(361,002)	182,288	262,768
Movement	703,094	(2,037,144)	2,223,992	1,286,518

Closing balance	6,756,502	8,088,813	6,053,408	10,125,957

g)              Income tax expense

The following shows the composition of income tax expense for each period:

	Period April 1 - June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Current income tax expense	(877,410)	(340,597)	(1,967,712)	(1,267,441)
Adjustments to previous year´s current income tax	(23,635)	(32,352)	(121,440)	(32,532)
Other current income tax expense	2,182	(15,103)	4,098	34,067

Current tax expense	(898,863)	(388,052)	(2,085,054)	(1,265,726)

Credit (charge) for movement in deferred income taxes	1,224,245	1,215,645	1,672,953	1,661,793
Other credits (charges) for deferred income taxes	(7,007)	12,771	(7,007)	10,689

Deferred income tax recovery	1,217,238	1,228,416	1,665,946	1,672,482

Income tax expense (recovery)	318,375	840,364	(419,108)	406,756

Income tax expense shown by the Chilean and foreign countries for each period is as follows:

	Period April 1 - June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	734,115	(243,361)	174,587	(689,100)
Chilean	(1,632,978)	(144,691)	(2,259,641)	(576,626)

Current income tax expense	(898,863)	(388,052)	(2,085,054)	(1,265,726)

Foreign	(433,157)	1,227,205	(37,126)	1,833,080
Chilean	1,650,395	1,211	1,703,072	(160,598)

Deferred income tax recovery	1,217,238	1,228,416	1,665,946	1,672,482

Income tax expense (recovery)	318,375	840,364	(419,108)	406,756

h)             Reconciliation of tax expense using the statutory rate and using the effective rate

	Period April 1 - June 30,		Period January 1 - June 30,
Concept	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Earnings before income taxes	1,480,158	(1,197,667)	8,332,840	6,903,971

Income tax expense using statutory rate (18.5%)	273,829	—	1,541,575	—
Income tax expense using statutory rate (20%)	—	(239,533)	—	1,380,794

Permanent differences:
Non-taxable revenue	(716,712)	(578,000)	(1,456,801)	(1,845,003)
Non-deductible expenses for tax purposes	91,599	48,300	190,004	169,504
Others	32,909	(71,131)	144,330	(112,051)

Adjustments to income tax expense	(592,204)	(600,831)	(1,122,467)	(1,787,550)

Income tax expense using the effective rate	(318,375)	(840,364)	419,108	(406,756)

Effective rate	-21.5%	70.2%	5.0%	-5.9%

The income tax rate applicable in each of the countries where the Company operates is 18.5% in Chile, 10% in Paraguay and 35% in Argentina.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

d)             Balances

The following shows property, plant and equipment as of June 30, 2012 and December 31, 2011:

	Property,		Accumulated		Property, plant and
	plant and equipment, gross		depreciation and impairment		equipment, net
	06.30.2012	12.31.2011	06.30.2012	12.31.2011	06.30.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	15,424,880	13,823,900	—	—	15,424,880	13,823,900
Land	11,025,496	11,512,013	—	—	11,025,496	11,512,013
Buildings	32,766,947	31,930,930	2,708,529	2,369,664	30,058,418	29,561,266
Plant and equipment	68,687,879	69,077,285	13,541,165	12,301,838	55,146,714	56,775,447
Computer equipment	5,701,334	5,450,946	3,435,573	3,208,220	2,265,761	2,242,726
Motor vehicles	1,191,825	1,218,311	345,400	322,875	846,425	895,436
Other property, plant and equipment	78,397,833	75,784,536	25,857,417	22,967,722	52,540,416	52,816,814

Total	213,196,194	208,797,921	45,888,084	41,170,319	167,308,110	167,627,602

e)              Additional information

The amount of fully depreciated property, plant and equipment but still in use as of June 30, 2012 and December 31, 2011 is ThCh$ 4,697,962 and ThCh$ 3,706,653, respectively.

Total expenditure in property, plant and equipment under construction for each period ended amounting to ThCh$ 15,424,880 in 2012 (ThCh$ 13,823,900 in 2011).

f)               Movement

The movement in property, plant and equipment during both periods was as follows:

				Plant and	Computer		Other property,	Property, plant,
	Construction		Buildings	equipment,	equipment,	Motor	plant and equip.,	and equipment
	in progress	Land	Net	net	net	vehicles, net	net	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended 06.30.2012
Opening balance	13,823,900	11,512,013	29,561,266	56,775,447	2,242,726	895,436	52,816,814	167,627,602

Additions	6,172,298	—	231,143	2,920,325	440,345	69,438	9,589,911	19,423,460
Transfers	(3,985,175)	—	2,427,155	2,162,447	65,820	—	(670,247)	—
Disposals / Write-offs	—	—	—	(1,004,378)	(1,185)	(15,653)	(1,125,484)	(2,146,700)
Depreciation for period	—	—	(462,294)	(1,869,638)	(401,369)	(53,182)	(5,040,111)	(7,826,594)
Foreign currency translation	(586,143)	(486,517)	(1,698,852)	(3,837,489)	(80,576)	(49,614)	(3,030,467)	(9,769,658)

Total movement	1,600,980	(486,517)	497,152	(1,628,733)	23,035	(49,011)	(276,398)	(319,492)

Closing balance	15,424,880	11,025,496	30,058,418	55,146,714	2,265,761	846,425	52,540,416	167,308,110

				Plant and	Computer		Other property,	Property, plant,
	Construction		Buildings	equipment,	equipment,	Motor	plant and equip.,	and equipment
	in progress	Land	net	net	net	vehicles, net	net	net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the period ended 12.31.2011
Opening balance	11,671,145	10,780,083	21,096,158	42,505,611	1,174,910	869,301	35,136,361	123,233,569

Additions	16,384,954	222,613	638,019	8,384,994	956,438	310,966	24,948,945	51,846,929
Transfers	14,993,346	—	7,694,902	7,315,004	647,216	—	(663,776)	—
Disposals / Write-offs	(615)	(230,861)	(355,299)	(2,561,537)	(53)	(210,345)	(887,794)	(4,246,504)
Depreciation for period	—	—	(678,085)	(3,443,533)	(611,073)	(107,848)	(8,559,680)	(13,400,219)
Foreign currency traslation	761,762	740,178	1,165,571	4,574,908	75,288	33,362	2,842,758	10,193,827

Total movement	2,152,755	731,930	8,465,108	14,269,836	1,067,816	26,135	17,680,453	44,394,033

Closing balance	13,823,900	11,512,013	29,561,266	56,775,447	2,242,726	895,436	52,816,814	167,627,602

NOTE 8 - REVENUE AND EXPENSES

a)             Operating Revenue

•                  Revenue from Ordinary Activities

Revenue from ordinary activities relate to sales of goods.

•                  Other revenue

Details of other revenue during each period are as follows:

	Period April 1 - June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$

Rentals	5,760	7,602	11,1472	15,232
Disposal of brand Cantarina	790,000	—	790,000	—
Gain on disposal of property, plant and equipment	29,451	4,002	29,451	4,002
Gain on disposal of scraps	79,805	86,226	11,325	115,618
Other	56,195	8,241	66,732	12,520

Total	961,211	106,071	1,008,980	147,372

b)             Operating Costs and Expenses

The detail of operating costs and expenses during each period was as follows:

	PERIOD APRIL 1 - JUNE 30,
	Cost of sales		Distribution costs		Administrative expenses		Other expenses, by function		Total costs and expenses
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw materials	36,470,405	33,765,378	18,409	45,607	—	—	—	—	36,488,814	33,810,985
Depreciation	2,438,683	2,080,990	149,211	112,892	172,633	131,471	1,321,912	1,055,759	4,082,439	3,381,112
Maintenance & repairs	1,101,161	750,236	182,758	212,250	47,791	222,334	167,849	90,162	1,499,559	1,274,982
Employee expenses	4,092,141	2,846,876	2,151,929	1,506,500	2,190,866	1,917,266	3,428,332	2,401,251	11,863,268	8,671,893
Publicity & promotion	—	—	—	—	—	—	2,230,701	1,873,500	2,230,701	1,873,500
Freight & other distribution expense	6,237	—	8,106,599	5,991,545	4,347	2,443	248,633	114,083	8,365,816	6,108,071
Other costs & expenses	423,203	325,090	523,723	376,394	1,001,078	1,404,473	822,197	927,661	2,770,201	3,033,618

Total	44,531,830	39,768,570	11,132,629	8,245,188	3,416,715	3,677,987	8,219,624	6,462,416	67,300,798	58,154,161

	PERIOD JANUARY 1 - JUNE 30,
	Cost of sales		Distribution costs		Administrative expenses		Other expenses, by function		Total costs and expenses
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw materials	81,901,407	68,457,729	133,265	45,607	—	—	—	—	82,034,672	68,503,336
Depreciation	4,650,967	3,739,874	288,626	268,330	341,087	274,410	2,615,743	1,967,259	7,896,423	6,249,873
Maintenance & repairs	1,967,811	1,637,801	323,626	282,345	73,722	262,218	350,277	183,599	2,715,436	2,365,963
Employee expenses	8,414,646	6,920,444	4,729,810	3,158,668	4,085,318	3,831,878	6,671,239	5,046,981	23,901,013	18,957,971
Publicity & promotion	—	—	—	—	—	—	5,206,515	3,547,857	5,206,515	3,547,857
Freight & other distribution expense	15,278	—	17,405,850	12,602,961	9,861	6,645	482,562	222,690	17,913,551	12,832,296
Other costs & expenses	451,352	528,483	1,191,789	811,535	2,377,463	2,915,549	1,706,735	1,716,822	5,727,339	5,972,389

Total	97,401,461	81,284,331	24,072,966	17,169,446	6,887,451	7,290,700	17,033,071	12,685,208	145,349,949	118,429,685

The increase in publicity and promotion expenses over the previous year relates mainly to the introduction of an increase in market assets in Paraguay and Argentina in 2011. This plan was implemented with the Company’s own resources and contributions from Coca-Cola, plus a commitment by the Company for 2012.

c)              Finance Costs

The detail of finance costs in each period is as follows:

	Period April 1- June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$

Bank loans	552,292	397,700	922,575	829,073
Bonds	494,846	383,018	983,141	847,043
Bond indexation adjustments	239,749	796,782	856,844	1,111,879

Total	1,286,887	1,577,500	2,762,560	2,787,995

e)              Other Losses

Other losses for each period are as follows:

	Period April 1 - June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$

Donations	6,500	13,100	27,410	18,700
Write-off of property, plant and equipment	76,598	145,708	98,902	165,578
Merger fees	280,433	—	442,541	—
Litigation provision	70,209	17,100	106,883	48,505
Dividend distribution tax	802,080	—	802,080	—
Restructuring costs	—	2,901,104	—	3,182,754
Tax on bank charges	285,451	286,514	653,199	596,415
Others	140,536	112,131	226,262	210,486

Total	1,661,807	3,475,657	2,357,277	4,222,438

Restructuring costs relate to the closure of the Neuquén production plant of the subsidiary Coca-Cola Polar Argentina S.A., whose business was absorbed by the new plant built in Bahía Blanca, in accordance with the restructuring plans agreed by the Board of Directors during 2010.

NOTE 9 - EMPLOYEE BENEFITS

As of June 30, 2012 and December 31, 2011 the Company shows a provision for profit sharing and bonuses of ThCh$ 975,067 and ThCh$ 1,176,697, respectively.

These employee benefits are recorded in the costs of sales, distribution, administrative expenses and other expenses by function in the consolidated statement of comprehensive income.

•                  Employee Expenses

Employee expenses included in the consolidated statement of comprehensive results for each period were as follows:

	Period April 1 - June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$

Wages and salaries	9,594,945	6,979,360	19,316,714	15,382,471
Short-term employee benefits	1,928,416	1,459,879	3,381,295	2,761,751
Severance benefits	105,512	129,178	489,048	291,430
Other personnel expenses	234,395	103,476	713,956	522,319

Total	11,863,268	8,671,893	23,901,013	18,957,971

NOTE 10 - RELATED PARTIES

Balances and transactions with related parties as of each period end are as follows:

a)             Receivables from related parties

			Country
Tax ID No.	Company	Relationship	of origin	Currency	06.30.2012	12.31.2011
					ThCh$	ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Ch$	1,438,714	2,539,352
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	US$/ Arg $	682,683	2,149,758
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Ch$	265	589
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Ch$	23,520	20,671
96.705.990-0	Envases Central S.A.	Associate	Chile	Ch$	—	4,461
79.891.340-9	Inversiones Las Hualtatas S.A.	Director in common	Chile	Ch$	33,316	—

Total					2,178,498	4,714,831

b)             Payables to related parties

			Country
Tax ID No	Company	Relationship	of origin	Currency	06.30.2012	12.31.2011
					ThCh$	ThCh$

96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Ch$	11,890,560	2,168,751
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	US$/ Arg $	4,617,009	2,861,401
96.705.990-0	Envases Central S.A.	Associate	Chile	Ch$	478,077	342,161
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	US$	45,383	27,478
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Ch$	159,753	293,497
93.899.000-k	Vital S.A.	Associate	Chile	Ch$	141,148	716,666
76.105.924-6	Inversiones Las Niñas Dos S.A.	Director in common	Chile	Ch$	35,604	268,043
79.891.340-9	Inversiones Las Hualtatas S.A.	Director in common	Chile	Ch$	—	129,550

Total					17,367,534	6,807,547

c)              Transactions

			Country			Period April 1 - June 30,		Period January 1 - June 30,
Tax ID. No.	Company	Relationship	of origin	Transaction	Currency	2012	2011	2012	2011
						ThCh$	ThCh$	ThCh$	ThCh$

76.105.924-6	Inversiones Las Niñas Dos S.A.	Director in common	Chile	Services	Ch$	388,555	50,000	388,555	50,000
79.891.340-9	Inversiones Las Hualtatas S.A.	Director in common	Chile	Services	Ch$	160,000	230,000	318,981	230,000
96.773.130-7	Viña Caliterra S.A.	Director in common	Chile	Office rental	Ch$	5,760	5,537	11,472	11,018
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Reimb. Publicity expenses	Ch$	1,192,891	846,949	2,569,688	1,824,663
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Purchase raw materials	Ch$	4,677,733	4,154,440	10,163,017	8,768,909
96.714.870-9	Coca-Cola de Chile S.A.	Related to shareholder	Chile	Sale brand Cantarina	Ch$	1,412,000	—	1,412,000	—
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Sale of raw materials	Ch$	11,914	2,798	20,989	15,442
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Purchase of finished products	US$	2,168	80,183	18,839	116,632
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Purchase of finished products	Ch$	—	4,065	9,431	8,766
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Purchase of finished products	Ch$	16,236	3,250	73,429	66,024
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Reimb. Publicity expenses	Argentine $	1,232,756	607,849	2,693,850	1,333,118
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Reimb. Publicity expenses	US$	1,038,633	937,881	2,423,520	1,939,788
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Purchase raw materials	Argentine $	5,339,050	4,047,297	12,061,824	8,918,545
Foreign	Coca-Cola de Argentina S.A.	Related to shareholder	Argentina	Purchase raw materials	US$	5,424,514	4,041,507	12,283,526	8,927,586
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Ch$	867,408	810,359	1,786,007	1,637,115
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Ch$	930,189	603,927	1,961,879	1,353,464
93.899.000-k	Vital S.A.	Associate	Chile	Purchase of finished products	Ch$	1,979,409	1,879,406	4,126,993	3,351,715

Transactions with related parties are carried out on market conditions similar to those that would be applicable to unrelated third parties.

e)              Key Management Personnel

Remuneration and benefits were received by the Company’s key management personnel during each year end as follows:

	Period April 1 - June 30,		Period January 1 - June 30,
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Wages and salaries	905,297	863,649	1,830,576	1,781,005
Board of Director´s fees	2,053	39,423	88,684	89,559
Short-term employee benefits	109,410	103,850	212,283	178,212
Termination benefits	—	19,408	—	19,408

Total	1,016,760	1,026,330	2,131,543	2,068,184

The key management personnel of the Company are directors, managers and assistant managers.

The immediate and ultimate controller of Embotelladoras Coca-Cola Polar S.A. is Inversiones Los Aromos Ltda., for which no financial statements are available to the public.

NOTE 11 - INVESTMENTS IN ASSOCIATES

e)              Valuation and Composition

Investments in associates are valued as described in Note 2 e) at the end of each year.

Investments in Vital Aguas S.A., Vital S.A. and Envases Central S.A. are shown as Investment in associates because Embotelladoras Coca-Cola Polar S.A. has a significant influence on those entities through having the right to appoint a director.

f)               Acquisition of shares in Vital S.A.

In January 2011, Embotelladoras Coca-Cola Polar S.A. acquired 1,382,198 shares in Vital S.A., equivalent to a 15% shareholding, for an amount of ThCh$ 2,393,760.

In March 2011, Vital S.A. raised its capital by an issuance of 10,000 shares for cash. Embotelladoras Coca-Cola Polar S.A. acquired 1,500 shares for an amount of ThCh$ 855,000.

In April 2012, Vital S.A. agreed to increase its share capital of ThCh$ 6,960,000. 60% of this increase was paid on May 15, 2012.  Coca-Cola Polar S.A., agreed to this increase in capital and paid in May 2012 an amount of ThCh$ 626,000 which correspondes to its shareholding percentage.

g)              Summary of Information on Investments in Associates

The detail of investments in associates is as follows:

Tax No.		76.389.720-6	96.705.990-0	93.899.000-K
Name of associate		Vital Aguas S.A	Envases Central S.A.	Vital S.A.
Country of origin/Functional currency		Chile / Chilean peso	Chile / Chilean peso	Chile / Chilean peso

Principal activities		Production & distribution of water	Production & bottling of soft drinks	Production & distribution of juices
Investment cost	ThCh$	2,182,376	460,673	3,870,760
Carrying value	ThCh$	2,484,193	877,871	4,037,275

June 30,		2012	2011	2012	2011	2012	2011
Shareholding	%	17.10	17.10	9.36	9.36	15.00	15.00
Total current assets	ThCh$	1,580,384	1,571,053	5,739,154	5,360,791	11,107,278	8,589,9740
Total non-current assets	ThCh$	5,466,746	5,430,907	9,961,471	10,385,542	23,991,906	19,162,447
Total assets	ThCh$	7,047,130	7,001,960	15,700,625	15,746,333	35,099,184	27,752,421

Total current liabilities	ThCh$	1,578,230	1,529,149	5,068,268	5,495,119	8,537,442	5,946,876
Total non-current liabilities	ThCh$	274,904	260,444	1,251,595	1,792,649	1,179,718	1,165,994
Total liabilities	ThCh$	1,853,134	1,789,593	6,319,863	7,287,768	9,717,160	7,112,870

Total revenue	ThCh$	6,158,572	6,039,509	16,751,213	15,680,365	24,311,988	20,209,090
Total expenses	ThCh$	(6,189,444)	(5,731,586)	(16,360,718)	(15,730,843)	(23,752,682)	(19,661,808)
Earnings (Loss) for the period	ThCh$	(30,872)	307,923	390,405	(50,478)	559,306	547,282

h)             Movement in investments in associates

Movements in investments in associates for the period ended June 30, 2012 and year ended December 31, 2011 are as follows:

	30/06/2012	31/12/2011
	ThCh$	ThCh$
Opening balance	6,658,180	2,838,428

Additions	626,000	3,248,760
Share of earnings (loss)	115,160	178,446
Other increases (decreases)	—	392,546
Movements	741,160	3,819,752
Closing balance	7,399,340	6,658,180

NOTE 12 - OTHER PROVISIONS

d)             As of the end of each period, information relating to provisions is the folllowing:

	Current
Detail	06.30.2012	12.31.2011
	ThCh$	ThCh$
Provision for legal claims:
Labor lawsuits	585,758	561,238
Profit sharing and bonuses	975,067	1,176,697
Other provisions	150,345	176,008
Total	1,711,170	1,913,943

	Estimated date of	Explanation of
Details of the Provisions	outflow of funds	uncertainty
Labor lawsuits	Fisrst half 2013	Provision amount is calculated based on estimates on the labor lawyer’s report.
Profit sharing and bonuses	First half 2013	The use of this provision is dependent on compliance with expected profitability and individual performance.

e)              The movement in provisions during each period was as follows:

	For the period ended 06.30.2012				For the period ended 12.31.2011
		Profit			Provision for	Profit
	Provision for	sharing and	Other		Legal	sharing and	Other
	Legal claims	bonuses	provisions	Total	Claims	bonuses	provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	561,238	1,176,697	176,008	1,913,943	412,809	304,667	64,850	782,326
	—	—	—	—	—	—	—	—
Changes:
Increases (decrease) in existing provisions	70,967	(177,846)	(12,151)	(119,030)	89,174	847,124	112,739	1,049,037
Increase (decrease) in foreign exchange differences	(46,447)	(23,784)	(13,512)	(83,743)	59,255	24,906	(1,581)	82,580
Change in provisions	24,520	(201,630)	(25,663)	(202,773)	148,429	872,030	111,158	1,131,617
Closing balance	585,758	975,067	150,345	1,711,170	561,238	1,176,697	176,008	1,913,943

f)               Contingencies

•                  Tax Contingency

In August 2004 and 2005, the Chilean tax authority (“Servicio de Impuestos Internos”) issued 2 tax notices against the Company on its historic financial information, totalling of ThCh$ 365,959 and ThCh$ 800,506, respectively.

On January 11, 2012, the Company was notified of the tax charge amounting to ThCh$ 207,351, which is recognized in these consolidated financial statements. This settlement concluded the process and there are no further proceedings pending regarding this matter.

NOTE 13 - INTANGIBLE ASSETS OTHER THAN GOODWILL

d)             Intangible assets at period ended June 30, 2012 and year ended December 31, 2011 are as follows:

	June 30, 2012			December 31, 2011
	Gross	Accumulated	Net	Gross	Accumulated	Net
	value	depreciation	value	value	depreciation	value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rights (1)	1,318,871	—	1,318,871	1,385,512	—	1,385,512
Software	1,627,222	(436,029)	1,191,193	1,579,649	(304,201)	1,275,448
Total	2,946,093	(436,029)	2,510,064	2,965,161	(304,201)	2,660,960

Movement in intangible assets during the period ended June 30, 2012 and year ended December 31, 2011 are as follows:

	June 30, 2012			December 31,2011
	Rights(1)	Software	Total	Rights(1)	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	1,385,512	1,275,448	2,660,960	1,365,507	240,610	1,606,117
Additions	—	69,501	69,501	—	1,109,668	1,109,668
Amortization	—	(147,331)	(147,331)	—	(75,268)	(75,268)
Increase (decrease) in foreign exchange differences	(66,641)	(6,425)	(73,066)	20,005	438	20,443
Movements	(66,641)	(84,255)	(150,896)	20,005	1,034,838	1,054,843
Closing balance	1,318,871	1,191,193	2,510,064	1,385,512	1,275,448	2,660,960

According to all estimates including cash-flow projections of the cash-generating units to which the rights are allocated to, it is concluded that the value is recoverable at the end of the each period.

(2)          As described in Note 2 g), the rights are recorded at their historic cost and are not amortized.

NOTE 14 - GOODWILL

Balances of and movements in goodwill for the period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

				Currency
Cash generating	1.1.2012			translation
unit	(Opening balance)	Additions	Disposals	differences	06.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	1,901,275	—	—	—	1,901,275
Argentine operation	6,154,200	—	—	(450,806)	5,703,394
Paraguayan operation	1,398,791	—	—	(3,683)	1,395,108
Total	9,454,266	—	—	(454,489)	8,999,777

				Currency
Cash generating	1.1.2011			translation
unit	(Opening balance)	Additions	Disposals	differences	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	1,901,275	—	—	—	1,901,275
Argentine operation	6,018,867	—	—	135,333	6,154,200
Paraguayan operation	1,391,425	—	—	7,366	1,398,791
Total	9,311,567	—	—	142,699	9,454,266

According to all estimates including cash-flow projections for determining the value in use of the cash-generating units to which goodwill are allocated to, it is believed that the value at the year ends are recoverable.

NOTE 15 - EQUITY

As of June 30, 2012, the Company’s share capital consists of the following:

i)                 Number of Shares

	No. Shares	No. Shares	No. shares with
Series	subscribed	paid	voting rights
Ordinary shares	280,000,000	280,000.000	280,000,000

The Company’s shares have no restrictions on dividend payments or capital reductions, and they are of no par value.

j)               Share Capital

	Subscribed	Paid
	ThCh$	ThCh$
Share capital	39,685,061	39,685,061

k)             Distribution of shareholders

	Percentage	Number of
Type of shareholder	Interest	shareholders
	%
Interest of 10% or more	86,28	2
Less than 10% interest:
Investment UF 200 or more	13,64	39
Investment less than UF 200	0,08	56
Total	100,00	97
Controller of the Company (1)	86,28	2

(2)         The controllers of the Company are Inversiones Los Aromos Ltda. and Coca-Cola Interamerican Corporation, which have shareholdings of 56.88% and 29.40%, respectively.

l)                 Earnings per share

The basic earnings per share shown in the consolidated statement of comprehensive income is calculated by dividing Earnings attributable to the owners of the controller by the total subscribed and paid shares.

There are no diluting factors that differentiate basic earnings from diluted earnings.

	Period April 1 - June 30		January 1 — June 30
	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$
Earning attributable to the owners of the controllers	1,774,271	(381,329)	7,806,579	7,190,991
Total suscribed and paid shares	280,000,000	280,000,000	280,000,000	280,000,000
Earnings per share — basic and diluted	6.34	(1.36)	27.88	25.68

m)         Dividends

As agreed at the shareholders meeting, it is established that the amount of the annual dividend will the equivalent to 50% the earnings for each period.

The following shows the dividends distributed during 2012 and 2011:

Dividend Distributed

Payment	Type of	Dividend	Pesos	Amount of	Against
date	dividend	number	per share	Dividend	result for
				ThCh$	year
May-11	Final	41	48.05	13,454,000	2010
October-11	Interim	42	12.84	3,595,200	2011
May-12	Final	43	28.66	8,024,800	2011
June-12	Eventual	44	76.93	21,540,400	Cumulated

As described in Note 2 t), as of June 30, 2012 and December 31, 2011 dividends have been provided for ThCh$ 2,341,974 and ThCh$ 3,376,811, respectively.

Regarding the net distributable earnings considered for calculating the minimum obligatory and additional dividends, the ordinary shareholders agreed not to make any adjustments to the Earnings attributable to the owners of the controller.  The shareholders also agreed that the adjustments for the IFRS 1 application determined as of December 31, 2008 will be deducted from Accumulated earnings, should dividends be distributed.

n)             Equity Reserves

i)                 Other Reserves

These relate to the monetary correction of share capital as of December 31, 2008 amounting to ThCh$ 3,243,316 which, as stated the SVS Circular 456 of June 20, 2008, was recorded as a charge to Equity reserves.

ii)               Translation reserves

These were as described in Note 2 d. iii). Details of translation reserves by company in the consolidated statement of financial position at the end of each period are as follows:

Company	06.30.2012	12.31.2011
	ThCh$	ThCh$
Inversiones Los Andes Ltda.	(11,960,216)	(999,323)
Kopolar Refrescos S.A.	—	5,376
Paraguay Refrescos S.A.	609	—
Coca-Cola Polar Argentina S.A.	(960,974)	(576,117)
Aconcagua Investing S.A.	(4,687)	(4,687)
Total	(12,925,268)	(1,574,751)

The movement of the foreign currency translation differences of Inversiones Los Andes Ltda. derives mainly from its investments in the subsidiaries Paraguay Refrescos S.A. and Coca-Cola Polar Argentina S.A., whose functional currencies are the guaraní and Argentine peso, respectively. During the period, these currencies depreciated against the Chilean peso which implied a negative translation effect of ThCh$ 10,960,983.

h)             Capital Management

The objective of the Company is to maintain an optimal level of capitalization that allows it to ensure access to the financial markets for the development of its medium and long-term objectives, optimizing the return for its shareholders and maintaining a stable financial position.

The Company considers capital as the equity of the parent corresponding to shares subscribed and paid, translation reserves and accumulated earnings.

As of the date of these consolidated interim financial statements, there are no restrictions relating to capital requirements.

i)                 Non-controlling interests

This recognizes the portion of the equity and income of the subsidiaries held by non-controlling interests. Details are as follows:

	Percentage		Equity		Earnings (loss)
					Period April 1 — June 30		Period January 1 — June 30
Company	2012	2011	2012	2011	2012	2011	2012	2011
	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Paraguay Refrescos S.A.	2.17	2.00	1,538,444	1,932,727	24,262	24,025	107,151	119,733
Inversiones Los Andes Ltda.	0.01	0.01	21	22	—	1	1	1
Transportes Polar S.A.	0.01	0.01	1	1	—	—	1	1

Total			1,538,466	1,932,750	24,262	24,026	107,153	119,736

NOTE 16 - FINANCIAL INSTRUMENTS

The following provides a detail of financial assets and liabilities and their categories at the end of each period:

	06.30.2012		12.31.2011
Financial Assets	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
At fair value through profit and loss:
Cash and cash equivalents	7,170,000	—	—	—
Loans and receivables:
Cash and cash equivalents	6,903,693	—	21,655,721	—
Trade and other receivables	22,485,709	—	26,736,139	—
Accounts receivable from related parties	2,178,498	—	4,714,831	—
Total	38,737,900	—	53,106,691	—

	06.30.2012		12.31.2011
Financial Liabilities	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Measured at amortized cost:
Other financial liabilities:
Bank loans	25,381,889	13,695,520	9,946,361	15,017,396
Bonds payable	676,284	57,865,661	233,155	54,573,429
Trade and other payables	36,412,245	4,819,367	43,003,149	4,928,209
Accounts payable to related parties	17,367,534	—	6,807,547	—
Total	79,837,952	76,380,548	59,990,212	74,519,034

Trade and other receivables exclude advances to suppliers as these are not financial instruments.

16.1            Financial Assets

a)                Loans and Receivables

i)                 Cash and Cash Equivalents

The detail of cash and cash equivalents is shown in Note 5.

ii)              Trade and other Receivables

The composition of trade and other receivables at the close of each period is as follows:

	06.30.2012	12.31.2011
	ThCh$	ThCh$
Trade receivables, gross	17,276,931	23,978,121
Allowance for doubtful accounts	(840,119)	(810,806)
Other accounts receivable (*)	11,501,802	7,750,275
Total	27,938,614	30,917,590

(*)         Other receivables mainly include advances to suppliers, monthly tax credits and loans to employee personnel.

Allowance for Doubtful Debtors

Movement in allowance for doubtful accounts are as follows:

Movement	06.30.2012	12.31.2011
	ThCh$	ThCh$
Opening balance	810,806	580,747

Increases (Decreases)	47,018	221,778
Increases (Decreases) for foreign exchange differences	(17,705)	8,281
Movement	29,313	230,059
Closing balance	840,119	810,806

Detail of trade and other receivable soverdue but not provided are as follows:

	06.30.2012
	Up to	3 to 6	6 to 12	More than 12
	3 months	months	months	months
	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, net	326,991	—	—	—
Total	326,991	—	—	—

	12.31.2011
	Up to	3 to 6	6 to 12	More than 12
Concept	3 months	Months	months	months
	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, net	15,584	175,857	—	—
Total	15,584	175,857	—	—

iii)     Accounts Receivable from Related Entities

The detail of accounts receivable from related parties is shown in Note 10.

b)                Financial Assets — Local and Foreign Currencies

Financial assets by currency at period end are as follow:

Financial Assets	06.30.2012		12.31.2011
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	14,073,693	—	21,655,721	—
Chilean $	7,932,579	—	712,339	—
Argentine $	324,220	—	3,187,243	—
Guaraníes	4,848,572	—	16,278,044	—
US Dollars	968,322	—	1,478,095	—

Trade and other receivable	22,485,709	—	26,736,139	—
Chilean $	12,206,255	—	12,468,051	—
Argentine $	8,431,227	—	9,815,837	—
Guaraníes	1,848,227	—	4,452,251	—

Accounts receivable from related parties	2,178,498	—	4,714,831	—
Chilean $	1,495,815	—	2,546,103	—
Argentine $	682,683	—	1,691,238	—
US Dollars	—	—	477,490	—
Total	38,737,900	—	53,106,691	—

16.2            Financial Liabilities

a)             Bonds Payable

On August 23, 2010, the Company registered in the Securities Register of the SVS two lines of bonds amounting to UF 2,500,000 each with terms of 10 and 30 years, respectively.

On September 1, 2010, the Company placed 2 series of UF bonds on the domestic market, with the following conditions:

Registration No.
& identification	Nominal	Term	Years	Amortization	Nominal	Effective	Nominal
of the instrument	value	(years)	grace	interest	principal	rate	value
	UF					%	%
640 / Series A	1.000.000	7	3	Semi-annual	Semi-annual	3.00	3.16

641 / Series C	1.500.000	21	10	Semi-annual	Semi-annual	4.00	3.63

Credit Rating

The credit rating of the bonds issued on the Chilean market as of December 31, 2011 is as follows:

AA -           : Rating of Fitch Chile

AA -           : Rating of Feller & Rate

Covenants

The Company’s issue and placement of bonds on the Chilean market is subject to the following covenants:

a)             Compliance with applicable laws, regulations and other legal provisions.

b)             Not to make investments in instruments issued by related parties nor carry out operations with such parties that are outside the normal course of business, on conditions that are more unfavorable to the issuer compared to those prevailing in the market.

c)              Maintain in its quarterly financial statements a level of net financial debt not exceeding 1.5 times, measured on figures in its consolidated statement of financial position. For these purposes, the level of net financial debt is the ratio of net financial debt to the issuer’s total equity (equity attributable to owners of the controllers plus non-controlling interest). Net financial debt is considered to be the difference between the financial debt and cash of the issuer.

d)             Maintain in its quarterly financial statements a level of net financial coverage of more than 3 times. Net financial coverage is considered to be the ratio of the EBITDA of the issuer in the last 12 months to net financial expenses (financial income less financial expenses) in the last 12 months. However, this covenant shall be considered to be not complied with only when the level of net financial coverage is below the level indicated for two consecutive quarters.

e)              Maintain in its quarterly financial statements assets free of liens amounting to at least 1.3 times its unsecured total liabilities.

The Company is in compliance with all the financial covenants as of June 30, 2012.

16.2 b)Financial Liabilities — Summary

The detail of financial liabilities at the end of each period is as follows:

At June 30, 2012
						Effective	Nominal		Current			Non-Current
						Rate	Rate		Maturity		Total	Maturity			Total
Tax ID No.	Name		Country of		Amortization	(Annual)	(Annual)		Up to	3 to 12	06.30.2012	Uno a Tres	3 to 5	5 year	06.30.2012
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal l	3 months	months	Current	Años	years	or more	Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	Semi-annual	5.8	5.8	1,650,000		675,048	675,048	990,000	—		990.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,817,500		2,827,671	2,827,671		—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	Chilean $	At maturity	6.8	6.8	2,300,000		2,323,515	2,323,515		—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity o	6.8	6.8	2,300,000		23,515	23,515	2,300,000	—		2.300.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity o	6.6	6.6	1,165,000		1,175,933	1,175,933		—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,682,500		2,694,732	2,694,732		—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.4	6.4	1,900,000	32,069	—	32,069	1,900,000	—		1.900.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.6	6.6	9,080,000		9,164,898	9,164,898	—	—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	Chilean $	At maturity	6.8	6.8	7,000,000		6,650	6,650	7,000,000	—		7.000.000
0-E	Coca-Cola Polar Argentina S.A.	Banco Standard	Argentina	Argentine $	At maturity	13.5	13.5	982,116	982,115	—	982,115		—		—
0-E	Coca-Cola Polar Argentina S.A.	Banco Galicia	Argentina	Argentine $	At maturity	15.0	15.0	362,442	362,442	—	362,442		—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	US$	At maturity	2.2	2.2	5,018,400	5,101,181	—	5,101,181	—	—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	US$	At maturity	3.4	3.4	1,505,520	—	12,120	12,120	1,505,520	—		1.505.520
Sub total Bank loans									6,477,807	18,904,082	25,381,889	13,695,520	—		13,695,520

93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 640 / Bonos Serie A	Chile	UF	Semi-annual	3.16	3.0	22,359,613	311,092	—	311,092	8,419,777	11,226,369	2,806,593	22.452.739
93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 641 / Bonos Serie C	Chile	UF	Semi-annual	3.63	4.0	35,266,042	365,192	—	365,192	—	—	35,412,922	35.412.922
Sub total Bonds payable									676,284	—	676,284	8,419,777	11,226,369	38,219,515	57,865,661

Total other financial liabilities									7,154,091	18,904,082	26,058,173	22,115,297	11,226,369	38,219,515	71,561,181

93.473.000-3	Emb. Coca-Cola Polar S.A	Ctas. por Pagar Comerciales	Chile	Chilean $				5,429,007	5,429,007	—	5,429,007	—	—		—
96.928.520-7	Transportes Polar S.A.	Ctas. por Pagar Comerciales	Chile	Chilean $				823,486	823,486	—	823,486	—	—		—
0-E	Coca-Cola Polar Argentina S.A	Ctas. por Pagar Comerciales	Argentina	Argentine $				9,476,107	9,476,107	—	9,476,107	—	—		—
0-E	Paraguay Refrescos S.A.	Ctas. por Pagar Comerciales	Paraguay	Guaraníes				3,658,462	3,658,462	—	3,658,462	—	—		—
0-E	Paraguay Refrescos S.A.	Ctas. por Pagar Comerciales	Paraguay	Euros				906,187	192,736	223,773	416,509	489,678	—		489.678
0-E	Coca-Cola Polar Argentina S.A	Ctas. por Pagar Comerciales	Argentina	US$				1,050,224	462,159	34,449	496,608	321,205	232,411		553.616
0-E	Paraguay Refrescos S.A.	Ctas. por Pagar Comerciales	Paraguay	US$				6,425,595	3,131,006	1,788,096	4,919,102	1,506,493	—		1.506.493
93.473.000-3	Emb. Coca-Cola Polar S.A	Otras cuentas por pagar	Chile	Chilean $				3,767,466	3,137,966	305,763	3,443,729	33,050	33,050	257,637	323.737
96.928.520-7	Transportes Polar S.A.	Otras cuentas por pagar	Chile	Chilean $				330,686	330,686	—	330,686	—	—		—
0-E	Coca-Cola Polar Argentina S.A	Otras cuentas por pagar	Argentina	Argentine $s				4,386,600	4,191,381	152,587	4,343,968	36,542	6,090		42.632
0-E	Paraguay Refrescos S.A.	Otras cuentas por pagar	Paraguay	Guaraníes				3,074,581	3,074,581	—	3,074,581	—	—		—
93.473.000-3	Emb. Coca-Cola Polar S.A	Garantías por Envases	Chile	Chilean $s				1,014,654	—	—		—	1,014,654		1.014.654
0-E	Coca-Cola Polar Argentina S.A	Garantías por Envases	Argentina	Argentine $s				888,557	—	—		—	888,557		888.557

Total trade and other payables									33.907.577	2.504.668	36.412.245	2,386,968	2,174,762	257,637	4,819,367

93.473.000-3	Emb. Coca-Cola Polar S.A	Coca- Cola de Chile S.A.	Chile	Chilean $s	At maturity			11,890,560	11,890,560	—	11,890,560	—	—	—	—
0-E	Coca-Cola Polar Argentina S.A	Coca- Cola de Argentina S.A.	Argentina	Argentine $/US$	At maturity			4,617,009	4,617,009	—	4,617,009	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Envases Central S.A.	Chile	Chilean $s	At maturity			478,077	478,077	—	478,077	—	—	—	—
0-E	Coca-Cola Polar Argentina S.A	Cervecería Austral S.A.	Chile	US$	At maturity			45,383	45,383	—	45,383	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital Aguas S.A.	Chile	Chilean $	At maturity			159,753	159,753	—	159,753	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital S.A.	Chile	Chilean $	At maturity			141,148	141,148	—	141,148	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Niñas Dos S.A.	Chile	Chilean $	At maturity			35,604	35,604	—	35,604	—	—	—	—

Total accounts payable to related parties									17.367.534	—	17.367.534	—	17,367,534	—	—

Total financial liabilities									58,429,202	21,408,750	79,837,952	24,502,265	13,401,131	38,477,152	76,380,548

At December 31, 2011
						Effective	Nominal		Current			Non-Current
						Rate	Rate		Maturity		Total	Maturity		Total
Tax ID No.	Name		Country of		Amortization	(Annual)	(Annual)		Up to	3 to 12	31.12.2011	1 to 3	3 to 5	5 year	12.31.2011
Debtor	Debtor	Creditor	creditor	Currency	Principal	%	%	Principal	3 months	months	Current	years	years	or more	Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	Semi-annual	5.8	5.8	1,980,000	—	677,107	677,107	1,320,000	—	—	1.320.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,817,500	—	11,777	11,777	2,817,500	—	—	2.817.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	Chilean $	At maturity	6.8	6.8	2,300,000	—	2,324,386	2,324,386	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,300,000	—	23,515	23,515	2,300,000	—	—	2.300.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.6	6.6	1,165,000	—	1,175,932	1,175,932	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.8	6.8	2,682,500	—	12,742	12,742	2,682,500	—	—	2.682.500
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	Chilean $	At maturity	6.4	6.4	1,900,000	31,124	—	31,124	1,900,000	—	—	1.900.000
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco Santander	Chile	US$	At maturity	2.2	2.2	5,192,000	28,664	5,192,000	5,220,664	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Banco de Chile	Chile	US$	At maturity	3.4	3.4	1,557,600		12,290	12,290	1,557,600	—	—	1.557.600

Sub total Bank loans									59,788	9,429,749	9,489,537	12,577,600	—	—	12,577,600

93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 640 / Bonos Serie A	Chile	UF	Semi-annual	3.16	3.0	21,175,304	291,532	—	291,532	5,530,495	11,060,991	5,530,495	22.121.981
93.473.000-3	Emb. Coca-Cola Polar S.A	Nº 641 / Bonos Serie C	Chile	UF	Semi-annual	3.63	4.0	33,398,125	398,447	—	398,447	—		34,891,244	34.891.244

Sub total Bonds payable									689,979	—	689,979	5,530,495	11,060,991	40,421,739	57,013,225

Total other financial liabilities									749,767	9,429,749	10,179,516	18,108,095	11,060,991	40,421,739	69,590,825

93.473.000-3	Emb. Coca-Cola Polar S.A	Trade creditors	Chile	Chilean $				6,953,396	6,953,396	—	6,953,396	—	—	—	—
96.928.520-7	Transportes Polar S.A.	Trade creditors	Chile	Chilean $				650,789	650,789	—	650,789	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	Argentine $				12,313,018	12,313,018	—	12,313,018	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				3,413,792	3,413,792	—	3,413,792	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Trade creditors	Paraguay	Guaraníes				520,695	520,695	—	520,695	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	Euros				806,507	278,344	53,815	332,159	474.348	—	—	474.348
Foreign	Coca-Cola Polar Argentina S.A	Trade creditors	Argentina	US$				1,610,768	929,489	33,597	963,086	360.113	276.958	10.611	647.682
Foreign	Paraguay Refrescos S.A.	Trade creditors	Paraguay	US$				7,858,271	4,723,490	1,455,200	6,178,690	1.679.581	—	—	1.679.581
93.473.000-3	Emb. Coca-Cola Polar S.A	Other accounts payable	Chile	Chilean $				4,878,870	4,548,378	—	4,548,378	16.525	16.525	297.442	330.492
96.928.520-7	Transportes Polar S.A.	Other accounts payable	Chile	Chilean $				564,521	564,521	—	564,521	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Other accounts payable	Argentina	Argentine $				5,025,874	4,868,261	157,613	5,025,874	—	—	—	—
Foreign	Paraguay Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				1,518,166	1,518,166	—	1,518,166	—	—	—	—
Foreign	Kopolar Refrescos S.A.	Other accounts payable	Paraguay	Guaraníes				20,585	20,585	—	20,585	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Crate/bottles guarantee	Chile	Chilean $				886,063	—	—	—	—	886.063	—	886.063
Foreign	Coca-Cola Polar Argentina S.A	Crate/bottles guarantee	Argentina	Argentine $				910,043	—	—	—	—	910.043	—	910.043

Total trade and other payables									41.302.924	1.700.225	43.003.149	2,530,567	2,089,589	308,053	4,928,209

93.473.000-3	Emb. Coca-Cola Polar S.A	Coca- Cola de Chile S.A.	Chile	Chilean $	At maturity			2,168,751	2,168,751	—	2,168,751	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Coca- Cola de Argentina S.A.	Argentina	Argentine $	At maturity			2,861,401	2,861,401	—	2,861,401	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Envases Central S.A.	Chile	Chilean $	At maturity			342,161	342,161	—	342,161	—	—	—	—
Foreign	Coca-Cola Polar Argentina S.A	Cervecería Austral S.A.	Chile	US$	At maturity			27,478	27,478	—	27,478	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital Aguas S.A.	Chile	Chilean $	At maturity			293,497	293,497	—	293,497	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Vital S.A.	Chile	Chilean $	At maturity			716,666	716,666	—	716,666	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Niñas Dos S.A.	Chile	Chilean $	At maturity			268,043	268,043	—	268,043	—	—	—	—
93.473.000-3	Emb. Coca-Cola Polar S.A	Inversiones Las Hualtatas S.A.	Chile	Chilean $	At maturity			129,550	129,550	—	129,550	—	—	—	—

Total accounts payable to related parties									6.807.547		6.807.547	—	—	—	—

Total financial liabilities									48,860,238	11,129,974	59,990,212	20,638,662	13,150,580	40,729,792	74,519,034

16.3    Financial Liabilities — Maturity Analysis

The following shows a maturity analysis of the financial liabilities at the year end, which include the contractual interest payable (not accrued at the date of closing):

					Total
			Maturity		As at
	Less than	1 to 3	3 to 5	5 years	June 30,
Description	1 year	years	years	or more	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	25,381,889	13,695,520	—	—	39,077,409
Bonds payable	2,018,134	12,395,191	14,591,926	49,246,687	78,251,939
Trade creditors and other payables	36,412,245	2,386,968	2,174,762	257,637	41,231,612
Accounts payable related parties	17,367,534	—	—	—	17,367,534

Total financial liabilities	81,179,802	28,477,679	16,766,688	49,504,324	175,928,494

					Total
			Maturity		As at
	Less than	1 to 3	3 to 5	5 years	December 31,
Description	1 year	years	years	or more	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	9,489,537	12,577,600	—	—	22,067,137
Bonds payable	1,988,405	9,508,825	14,542,936	52,053,224	78,093,390
Trade and other payables	43,003,149	2,530,567	2,089,589	308,053	47,931,358
Accounts payable related parties	6,807,547	—	—	—	6,807,547

Total Financial Liabilities	61,288,638	24,616,992	16,632,525	52,361,277	154,899,432

16.4    Fair Value of Financial Instruments

The market value of financial instruments recorded at fair value through profit and loss has been obtained by using the market-price method (type 1 valuation). The valuation process does not currently consider the valuation methods by approximation or internal price modeling, therefore, all financial instruments are valued at fair value which are obtained through direct market quotations.

The prices and discount rates used for valuation purposes are obtained from banks and recognized price makers, of generalized, recurring and agreed quotation by the market, which ensures the reliability of the reference prices.

There are no significant differences as of June 30, 2012 and December 31, 2011 between the book and fair values of the financial instruments.

16.5    Financial Risk Management

In carrying its daily business, Coca-Cola Polar is subject to by various factors that may impact on the achievement of its financial profitability and sustainability objectives. These factors can impact the organization through different transmission mechanisms, generating scenarios of financial uncertainty which could result in non-compliance by suppliers of inputs and counterparties of financial transactions, contractions of liquidity, significant variations in the value of assets and liabilities held in portfolio.

Coca-Cola Polar therefore identifies the significant risks as follows:

•      Credit risk

The concept of credit risk is employed by Coca-Cola Polar to refer to financial uncertainty, in different time horizons, related to compliance with the obligations signed by counterparties, at the time of exercising contractual rights for receiving cash or other financial assets by Coca-Cola Polar.

j)             Exposures

The exposure of the financial assets consists of cash and cash equivalents and trade and other receivables, which account for 36% and 58%, respectively.  However, the exposure related to trade receivables ceases to be significant when considering that the average collection time is no more than 20 days.

k)            Financial assets that are not overdue or impaired

The business scarcely shows signs of fall in overdue accounts receivable related to the different sales channels. Historic evidence shows average collection times of less than one month, with periods overdue not exceeding 10 days.

Investment decisions in financial instruments (e.g. fixed income) have historically tried to seek issuers with an external credit rating such as to safeguard the financial objectives for which these transactions are carried out. Long-term investments require the issuer to have a rating of at least A1 (Moody’s) /A (Fitch), while short-term investments are preferred to be made with institutions with the best debt credit ratings from the same international agencies and/or the regulatory institutions of the countries in which the Company operates.

The following are the credit ratings of the financial institutions where short-term investments are made:

		Credit	Rating
Entity	Amount	rating	agency
	M$
Banco Regional SAECA	2,200,000	A+	Feller Rate
Banchile S.A.	1,280,000	AA	Feller Rate
Banco Santander	5,890,000	AA	Feller Rate

Total	9,370,000

•      Financial assets that would have been overdue or impaired if they had not been restructured

The Company has no significant financial assets that have been restructured in this period.

l)              Overdue or impaired financial assets

Overdue and impaired financial assets are set out in Note 16.1 a.ii).

m)           Financial risk

The concept of financial risk is employed by Coca-Cola Polar to refer to financial uncertainty, at different time horizons, related to its capacity to respond to those cash requirements that support its operations, both in normal conditions and in exceptional ones.

Liabilities by maturity are set out in Note 16.3.

n)            Market risk

The concept of market risk is employed by Coca-Cola Polar to refer to financial uncertainty, at different time horizons, related to the future behavior of market variables relevant to its financial performance.

The Company is mainly faced by variations in the value of future disbursements related to liabilities expressed on dollars in each of the markets where it currently operates. Variations in the dollar exchange rate against the guaraní are risk factors that affect the Company.

The sensitivity analysis shows the effects of the impact on results that might occur as a result of variations in the relevant exchange rates associated with the financial instruments that generate exposure to the Company.

				Market	Exchange	Sensitivity	Effect on
Classification	Group	Type	Exposure	variable	rate	(1)	results
			ThCh$				ThCh$
Financial assets	Cash and cash equivalents	Balance in banks & deposits	933,672	USD / GS	4.489	+ 36.1%	337,154
						- 11.9%	(111,067)

Financial liabilities	Other financial liabilities	Other financial liabilities	6,618,821	USD / $Ch	501,84	+ 33.5%	(2,217,089)
						- 12.8%	845,817

	Trade and other payables	Trade creditors	6,425,595	USD / GS	4.489	+ 36.1%	(2,320,314)
						- 11.9%	764,372

	Trade and other payables	Trade creditors	1,050,224	USD / $Arg	4,53	0.0%	—
						- 33.2%	348,451

(2)         The exchange-rate variations were obtained by considering the maximum and minimum parities in the last 4 years with respect to the closing exchange rate.

•      Financial risk management method

The management of Coca-Cola Polar understands that having an institutional framework for protecting the entity´s financial objectives, through financial-risk management, is an essential element in achieving the long-term objectives for the interests of the Company.

It is therefore a priority for Coca-Cola Polar to constantly complement current risk evaluation with a robust strategy in terms of the procedures adopted and their consistency with the business cycle, nature of the operations and the markets in which it operates.

The Company’s strategy has the following components:

•      Corporate governance structure

•      Clear segregation of functions

•      Protection of the principles of Independence in decision-taking

•      Control environment

•      Methodologies

•      Information systems

•      Procedures

•      Contingency plans

NOTE 17 - LOCAL AND FOREIGN CURRENCIES

c)              Assets

	June 30, 2012		December 31, 2011
ASSETS	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	14,073,693	—	21,655,721	—
Chilean $	7,932,579	—	712,339	—
Argentine $	324,220	—	3,187,243	—
Guaraníes	4,848,572	—	16,278,044	—
US Dollars	968,322	—	1,478,095	—

Other non-financial assets	1,751,225	1,754,869	1,445,854	1,614,484
Chilean $	565,332	166,061	519,015	226,551
Argentine $	182,667	1,136,380	241,526	907,545
Guaraníes	301,804	249,922	493,515	344,065
US Dollars	701,422	202,506	191,798	136,323

Trade and othe receivables	27,938,614	—	30,917,590	—
Chilean $	12,206,255	—	12,468,051	—
Argentine $	8,431,227	—	9,815,837	—
Guaraníes	7,301,132	—	8,633,702	—
		—
Accounts receivable from related parties	2,178,498	—	4,714,831	—
Chilean $	1,495,815	—	2,546,103	—
Argentine $	682,683	—	1,691,238	—
US Dollars	—	—	477,490	—
		—
Inventories	22,902,098	—	23,099,370	—
Chilean $	7,873,106	—	7,094,796	—
Argentine $	6,013,088	—	5,427,463	—
Guaraníes	9,015,904	—	10,577,111	—

Current income tax assets	513,052	—	2,217,661	—
Argentine $	139,518	—	274,966	—
Chilean $	150,324	—	1,353,337	—
Guaraníes	223,210	—	589,358	—

Investments in associates using the	—	7,399,340	—	6,658,180
equity method of accounting
Chilean $	—	7,399,340	—	6,658,180

Intangible assets other than goodwill	—	2,510,064	—	2,660,960
Chilean $	—	1,667,366	—	1,766,229
Argentine $	—	842,698		894,731

Goodwill	—	8,999,777	—	9,454,266
Chilean $	—	3,889,750	—	3,889,750
Argentine $	—	5,069,513	—	5,520,319
Guaraníes	—	40,514	—	44,197

Property, plant and equipment, net	—	167,308,110	—	167,627,602
Chilean $	—	54,788,824	—	50,398,834
Argentine $	—	45,262,048	—	47,631,403
Guaraníes	—	67,257,238	—	69,597,365

Deferred income tax assets		6,756,502	—	6,053,408
Chilean $	—	798,320	—	902,272
Argentine $	—	5,530,610	—	4,805,033
Guaraníes	—	427,572	—	346,103

Total	69,357,180	194,728,662	84,051,027	194,068,900

d)             Liabilities

LIABILITIES

	JUNE 30, 2012
	Current			Non-Current
	Maturity		Total	Maturity			Total
	One to three	Three to twelve	06.30.2012	One to three	Three to five	Over five	06.302012
	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	7,154,091	18,904,082	26,058,173	22,115,297	11,226,369	38,219,515	71,561,181
Chilean $	32,069	18,891,962	18,924,031	12,190,000	—	—	12,190,000
Unidad de Fomento (UF)	676,284	—	676,284	8,419,777	11,226,369	38,219,515	57,865,661
Argentine pesos	1,344,557	—	1,344,557	—	—	—	—
US Dollars	5,101,181	12,120	5,113,301	1,505,520	—	—	1,505,520

Trade and other payables	33,907,577	2,504,668	36,412,245	2,386,968	2,174,762	257,637	4,819,367
Chilean $	9,721,145	305,763	10,026,908	33,050	1,047,704	257,637	1,338,391
Argentine $	13,667,488	152,587	13,820,075	36,542	894,647	—	931,189
Guaraníes	6,733,043	—	6,733,043	—	—	—	—
Euros	192,736	223,773	416,509	489,678	—	—	489,678
US Dollars	3,593,165	1,822,545	5,415,710	1,827,698	232,411	—	2,060,109

Accounts payable to related parties	17,367,534	—	17,367,534	—	—	—	—
Chilean $	12,705,142	—	12,705,142	—	—	—	—
Argentine $	4,617,009	—	4,617,009	—	—	—	—
US Dollars	45,383	—	45,383	—	—	—	—

Other short-term provisions	150,345	1,560,825	1,711,170	—	—	—	—
Chilean $	—	826,338	826,338	—	—	—	—
Argentine $	150,345	292,062	442,407	—	—	—	—
Guaraníes	—	442,425	442,425	—	—	—	—

Other non-financial liabilities	2,341,974	—	2,341,974	—	—	—	—
Chilean $	2,341,974	—	2,341,974	—	—	—	—

Deferred income tax liabilities	—	—	—	—	—	8,088,813	8,088,813
Chilean $	—	—	—	—	—	3,919,832	3,919,832
Argentine $	—	—	—	—	—	3,318,290	3,318,290
Guaraníes	—	—	—	—	—	850,691	850,691
Total	60,921,521	22,969,575	83,891,096	24,502,265	13,401,131	46,595,965	84,469,361

	DECEMBER 31, 2011
	Current			Non-Current
	Maturity		Total	Maturity			Total
	One to three	Three to twelve	12.31.2011	One to three	Three to five	Over five	12.31.2011
	months	months	Current	years	years	years	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	749,767	9,429,749	10,179,516	18,108,095	11,060,991	40,421,739	69,590,825
Chilean $	31,124	4,225,459	4,256,583	11,020,000	—	—	11,020,000
Unidad de Fomento (UF)	689,979	—	689,979	5,530,495	11,060,991	40,421,739	57,013,225
US Dollars	28,664	5,204,290	5,232,954	1,557,600	—	—	1,557,600

Trade and other payables	41,302,924	1,700,225	43,003,149	2,530,567	2,089,589	308,053	4,928,209
Chilean $	12,717,084	—	12,717,084	16,525	902,588	297,442	1,216,555
Argentine $	17,181,279	157,613	17,338,892	—	910,043	—	910,043
Guaraníes	5,473,238	—	5,473,238	—	—	—	—
Euros	278,344	53,815	332,159	474,348	—	—	474,348
US Dollars	5,652,979	1,488,797	7,141,776	2,039,694	276,958	10,611	2,327,263

Accounts payable to related parties	6,807,547	—	6,807,547	—	—	—	—
Chilean $	3,918,668	—	3,918,668	—	—	—	—
Argentine $	2,861,401	—	2,861,401	—	—	—	—
US Dollars	27,478	—	27,478	—	—	—	—

Other short-term provisions	170,996	1,742,947	1,913,943	—	—	—	—
Chilean $	—	884,500	884,500	—	—	—	—
Argentine $	165,462	321,267	486,729	—	—	—	—
Guaraníes	5,534	537,180	542,714	—	—	—	—

Current income tax liabilities	—	—	—	—	—	—	—
Guaraníes	—	—	—	—	—	—	—

Other non-financial liabilities	—	3,376,811	3,376,811	—	—	—	—
Chilean $	—	3,376,811	3,376,811	—	—	—	—

Deferred income tax liabilities	—	—	—	—	—	10,125,957	10,125,957
Chilean $	—	—	—	—	—	5,717,888	5,717,888
Argentine $	—	—	—	—	—	3,165,841	3,165,841
Guaraníes	—	—	—	—	—	1,242,228	1,242,228
Total	49,031,234	16,249,732	65,280,966	20,638,662	13,150,580	50,855,749	84,644,991

NOTE 18 - GUARANTEES AND COMMITMENTS

The Company has no guarantees or commitments to disclose as of June 30, 2012.

NOTE 19 - SUBSEQUENT EVENTS

Regarding the Merger process, July 25, 2012 was set as the deadline for the shareholders to make use of the Right to Withdrawal as referred to in Article 69 and following of the Companies Act, however, none have been exercised. The requirement was that the exercise does not exceed 5% of the total shares issued with voting rights of Andina or Kopolar prior to the Merger.

Except the abovementioned, between June 30, 2012 and the date of issuance of these consolidated interim financial statements, no financial or other events have occurred that could significantly affect the balances or their interpretation.

NOTE 20 - THE ENVIRONMENT

The Company has a long-term sustainable development policy for its operations, in harmony with the environment. In this context, investments are made in installations, equipment and industrial plants that contemplate state-of-the-art technology, in line with the latest developments in these matters.

The parent and subsidiaries have obtained their certification under the ISO 14.001 and 9.001 international quality standards.

Disbursements made by the parent and subsidiaries relating to environmental activities during 2012 amount to ThCh$ 55,879 (ThCh$ 46,566 in 2011).

The principal actions for environmental protection carried out by the Company are as follows:

a)             Preventative maintenance of boilers in order to reduce oil consumption and minimize the emission of toxic gases.

b)             The Company has treatment plants in all its production centers through which the industrial liquid waste is treated, in order to reintroduce it into the public network in accordance with current legislation.

c)              Controlled handling of waste: plastics, cardboard, packaging and solid materials, handing them over to specialist recycling companies.

Disbursements related to environmental activities are recorded as production expenses in the period in which they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, April 28th, 2014